Form 20-F
period 2024-09-30
New Century Logistics (BVI) Ltd
filed 2025-01-28
CIK 1968043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-42415

NEW CENTURY LOGISTICS (BVI) LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Office A-E, 33/F, King Palace Plaza,

55 King Yip Street, Kwun Tong,

Kowloon, Hong Kong

Tel: +852 2148 6328

(Address of principal executive offices)

Ngan Ching Shun

Chief Executive Officer

Office A-E, 33/F, King Palace Plaza,

55 King Yip Street, Kwun Tong,

Kowloon, Hong Kong

Tel: +852 2148 6328

(Name, telephone, email and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	NCEW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At September 30, 2024, 20,000,000 ordinary shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note-checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

NEW CENTURY LOGISTICS (BVI) LIMITED

INTRODUCTION

Unless otherwise indicated, all references in this Annual Report on Form 20-F to “NCEW,” “NC Logistics”, “we,” “our,” “us,” “the company” or similar terms refer to NEW CENTURY LOGISTICS (BVI) LIMITED and its consolidated subsidiaries. We publish our consolidated financial statements in US dollars.

We do not have any material operations of our own and we are a holding company with operations conducted in Hong Kong through our Hong Kong subsidiaries NCL (HK), GLF and Win-Tec, using Hong Kong dollars, the currency of Hong Kong. NC Logistics’ reporting currency is Hong Kong dollars. This Annual Report on Form 20-F contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. All translations of Hong Kong dollars are calculated at the rate of US$1.00=HKD7.80. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan and growth strategies, including plans for expansion to new markets and new products, and the industry in which we operate.

Although we base the forward-looking statements contained in this Annual Report on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks that we face, and should be considered when reading the forward-looking statements contained in this Annual Report. In addition, even if results and developments are consistent with the forward-looking statements contained in this Annual Report, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this Annual Report may prove to be inaccurate. We have included important factors in the cautionary statements included in this Annual Report on Form 20-F, particularly in Section 3.D of this Annual Report on Form 20-F titled “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

You should read this Annual Report and the documents that we reference herein and have filed as exhibits hereto completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this Annual Report, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.

MARKET AND INDUSTRY DATA

Market data and certain industry forecasts used in this Annual Report were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of such information.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Risks Related to Doing Business in China

New Century Logistics (BVI) Limited was incorporated in the BVI on April 24, 2019 with limited liability and is a holding company with no material operations. Our operations are conducted in Hong Kong by our wholly-owned subsidiaries, namely (i) New Century Logistics Company Limited (“NCL (HK)”), a company incorporated in Hong Kong with limited liability, (ii) GLF Cargo Services Limited (“GLF”), a company incorporated in Hong Kong with limited liability and a wholly-owned by NCL (HK), and (iii) Win-Tec Transportation Company Limited (“Win-Tec”), a company incorporated in Hong Kong with limited liability and a wholly-owned by NCL (HK). The Company acquired the NCL (HK) on May 10, 2019. NCL (HK) acquired both of GLF and Win-Tec on September 26, 2019.

The following diagram illustrates our current corporate structure and existing shareholders of each corporate entity listed herein as of the date of this Annual Report:

We are a freight forwarding service provider founded and based in Hong Kong. Our history can be traced back to 2002 when NCL (HK) was incorporated and when it commenced its operation as a freight forwarder in 2004. We provide air and ocean export and import freight forwarding services ranging from the sale of cargo space, cargo pick up, off-airport air cargo security screening, palletization, preparation of shipping documentation, arrangement of customs clearance to cargo handling at ports. Since our inception, we have offered routes to over 140 countries to our customers. The Company is managed and run by a group of professionals with over 20 years of combined expertise in the air and ocean freight industries in Hong Kong. We have a robust network that works closely with well-established agents to manage both incoming and outgoing traffic for all other nations as well. These representatives are handpicked to maintain a uniformly high standard of service for our clients.

We are a holding company, and we conduct our operations in Hong Kong through our wholly-owned subsidiaries incorporated in Hong Kong. As of the date of this Annual Report, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland- China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland-China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. Nonetheless, if new national laws of the PRC are to be applied in Hong Kong, only the Standing Committee of the National People’s Congress may add to or delete from the list of laws in Annex III of the Basic Law. And such laws shall be confined to those relating to defense and foreign affairs and other matters outside the limits of the autonomy of Hong Kong.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between NC Logistics, the ultimate holding company, and the wholly-owned operating subsidiaries in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from our operating subsidiaries. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected.

Transfers of Cash to and From Our Subsidiaries

NC Logistics is permitted under the laws of the BVI to provide funding to our subsidiary in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. There are no restrictions or limitation on NC Logistics’ ability to distribute earnings from its businesses, including subsidiaries, to U.S. investors.

Our equity structure is a direct holding structure, that is, the overseas entity to be listed in the U.S., NC Logistics, directly controls NCL (HK), which holds 100% of shares of GLF and Win-Tec. Cash is transferred through our organization in the following manner: (i) funds may be transferred from NC Logistics, the holding company incorporated in the BVI to GLF and Win-Tec through NCL (HK) in the form of capital contributions or shareholder loans, as the case may be; (ii) funds may be transferred from NC Logistics, the holding company incorporated in the BVI to NCL (HK) in the form of capital contributions or shareholder loans, as the case may be; (iii) dividends or other distributions may be paid by GLF and Win-Tec to NC Logistics through NCL (HK); and (iv) dividends or other distributions may be paid by our operating subsidiaries to NC Logistics through NCL (HK). Our operating subsidiaries are permitted under the laws of Hong Kong to provide funding to NC Logistics through dividend distribution without restrictions on the amount of the funds or restrictions on foreign exchange. If NC Logistics intends to distribute dividends to its shareholders, it will depend on payment of dividends from our operating subsidiaries in accordance with the laws and regulations of Hong Kong, and the operating subsidiaries will transfer the dividends to NC Logistics, and the dividends will be distributed by the NC Logistics to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. NC Logistics and its operating subsidiaries currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the BVI and Hong Kong. In the future, cash proceeds from overseas financing activities, can be directly transferred to NCL (HK), and then transferred to subordinate operating subsidiaries via capital contribution or shareholder loans, as the case may be.

In the reporting periods presented in this Annual Report, no cash and other asset transfers have occurred among the Company and its subsidiaries.

Currently, substantially all of our operations are in Hong Kong. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” The laws and regulations of Mainland China do not currently have any material impact on transfer of cash from NC Logistics to our operating services or from our operating services to NC Logistics and the investors in the U.S.

Subject to the BVI Act and our memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

New Century Logistics (BVI) Limited was incorporated in the BVI on April 24, 2019 with limited liability and is a holding company with no material operations. Our operations are conducted in Hong Kong by our wholly-owned subsidiaries, namely (i) New Century Logistics Company Limited (“NCL (HK)”), a company incorporated in Hong Kong with limited liability, (ii) GLF Cargo Services Limited (“GLF”), a company incorporated in Hong Kong with limited liability and a wholly-owned by NCL (HK), and (iii) Win-Tec Transportation Company Limited (“Win-Tec”), a company incorporated in Hong Kong with limited liability and a wholly-owned by NCL (HK). The Company acquired the NCL (HK) on May 10, 2019. NCL (HK) acquired both of GLF and Win-Tec on September 26, 2019. You should carefully consider all of the information in this Annual Report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risk Factor Summary

Risks Related to Our Business

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

1.	Our revenues, operating income and cash flows are likely to fluctuate.
2.	We rely on a limited number of vendors.
3.	We may be subject to cyber-attacks and data breach.

Risks Related to Our Industry

We are also subject to risks and uncertainties related to our people, including, but not limited to, the following:

1.	We operate in a highly competitive industry.
2.	We are highly impacted by the socio-economic landscape.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

1.	As a holding company with no operation of its own, we rely on dividends from our subsidiaries.
2.	We are exempted from certain disclosures as compared to other public companies.

Risks Related to Doing Business in Hong Kong

Substantially all of our operations are in Hong Kong; therefore, we face risks and uncertainties relating to doing business in Hong Kong in general, including, but not limited to, the following:

1.	We may face risk associated with the political instability.

Risks Related to Our Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating to our Ordinary Shares, including, but not limited to, the following:

1.	If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.
2.	If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.
3.	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders
4.	The “Holding Foreign Companies Accountable Act” and the “Accelerating Holding Foreign Companies Accountable Act” call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board of the United States (the “PCAOB”). These developments could add uncertainties to our listing on the Nasdaq Capital Market and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor, which may cause the value of our securities to decline or become worthless.
5.	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were an U.S. issuer.

Risks Related to Our Business

We are not able to predict the positive or negative effects that future events or changes to the U.S. or global economies will have on our business or the business of any particular segment. Fluctuations, changes and disruptions in financial, credit, merger and acquisition and other markets, political instability and general business factors could impact various segments’ operations and could affect such operations differently. Changes to factors described above, as well as other events, including by way of example, contractions of regional economies, or the economy of a particular country, trade restrictions, monetary systems, banking, real estate and retail or other industries; debt or credit difficulties or defaults by businesses or countries; new, repeals of or changes to laws and regulations, including changes to the bankruptcy and competition laws of the U.S. or other countries; tort reform; banking reform; a decline in the implementation or adoption of new laws or regulation, or in government enforcement, litigation or monetary damages or remedies that are sought; or political instability may have adverse effects on one or more of our segments or service, practice or industry offerings.

Natural disasters, acts of God, wars, epidemics and other events may adversely affect our business operations, financial condition and results of operations

Natural disasters, acts of God, wars, terrorist attacks, epidemics, material interruptions in service or stoppages in transportation and other events which are beyond our control may adversely affect local economies, infrastructures, airports, port facilities and international trade. They may also cause casualty to our employees, closure of ports or airports and disruptions to cargo flows, any of which could materially and adversely affect our results of operations and financial position.

Severe outbreaks of contagious diseases or epidemics such as coronavirus, avian influenza, swine influenza, severe acute respiratory syndrome (SARS) and Middle East respiratory syndrome (MERS) could lead to widespread health crises which may materially and adversely affect the regional and national economy. In particular, the COVID-19 pandemic.

In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Hong Kong economy in general. A prolonged outbreak of any illnesses or other adverse public health developments in Hong Kong or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarter is located in Hong Kong, where our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Hong Kong or cause travel restriction in or out of Hong Kong or its surrounding areas, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations. The war in Ukraine has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets. We do not have any operation or business in Russia or Ukraine, however, we may potentially be indirectly adversely impacted any significant disruption it has caused and may continue to escalate. Any one or more of these events may impede our operation and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations

Any of these factors and other factors beyond our control could have an adverse effect on our business, financial condition and results of operations.

Our revenues, operating income and cash flows are likely to fluctuate and are subject to uncertainty and potential volatility in demand and supply for cargo space from time to time.

We obtained cargo space through direct booking, block space arrangements and aircraft charter arrangements. Pursuant to the block space agreements and aircraft charter agreements, we are committed to paying the agreed cargo space irrespective of whether we could fully utilize the allotted space. In the event we cannot fully utilize the cargo space we sourced (i.e. the actual customers’ demand for the cargo space is less than the amount of cargo space we sourced), we have to sell excess cargo space. We however cannot assure that there will not be instances where, for example, due to (a) departure timetable of the aircraft or vessel; (b) popularity of the route; or (c) seasonality factors, we are unable to fully consolidate/co-load all the excess cargo space we purchased from our suppliers. In case we cannot fully utilize the cargo space we obtained from our suppliers, we may have to bear the costs of all the excess cargo space we purchased and our business and results of operations could be adversely affected.

In the event of shortfall of the cargo space to meet our customers’ demand (i.e. the actual customers’ demand for the cargo space is higher than the amount of cargo space we have), we have to source the cargo space from our suppliers at the prevailing market rates. Since cargo space offered by our suppliers through direct booking is normally on a first-come-first-served basis, with no formal agreement for guaranteed supply of cargo space, there is no assurance that we will be able to source sufficient cargo space to meet our customers’ demand within the expected timeframe and at favorable price. As a result of shortfall of cargo space, our reputation and therefore our business, sales performance and results of operations will be adversely affected.

We experience fluctuations in our revenues and cost structure and the resulting operating income and cash flows and expect that this will continue to occur in the future. We may experience fluctuations in our financial results, including revenues, operating income and earnings per share, for reasons that may include: (i) the types and complexity, number, size, timing and duration of client engagements; (ii) the timing of revenue recognition under U.S. GAAP; (iii) the utilization of revenue-generating professionals, including the ability to adjust staffing levels up or down to accommodate the business and prospects of the applicable segment and practice; (iv) the geographic locations of our clients or the locations where services are rendered; (v) the length of billing and collection cycles and changes in amounts that may become uncollectible; (vi) changes in the frequency and complexity of government regulatory and enforcement activities; (vii) business and asset acquisitions; (viii) fluctuations in the exchange rates of various currencies against the U.S. dollar; (ix) fee adjustments upon the renewal of expired service contracts or acceptance of new clients due to the adjusted scope per our refined business strategy; and (x) economic factors beyond our control.

The results of different segments and practices may be affected differently by the above factors. The positive effects of certain events or factors on certain segments and practices may not be sufficient to overcome the negative effects of those same events or factors on other parts of our business. In addition, our mix of practice offerings adds complexity to the task of predicting revenues and results of operations and managing our staffing levels and expenditures across changing business cycles and economic environments.

Our results are subject to seasonal and other similar factors. While we assess our annual guidance at the end of each quarter and update such guidance when we think it is appropriate, unanticipated future volatility can cause actual results to vary significantly from our guidance, even where that guidance reflects a range of possible results and has been updated to take account of partial-year results.

We generally do not enter into any long-term contracts with our customers and we may not be able to maintain a stable source of revenue generated from the freight forwarding business

In general, we do not have any long-term agreement with our customers and thus, we do not have any guaranteed orders from them. Our direct customers generally engage us on an as-needed basis and our business of services is subject to their individual shipment orders. Therefore, our revenue is susceptible to fluctuations in the demand for our services from our customers, which could be affected by regional and/or global political and economic conditions. Any significant reduction of bookings from our customers could materially affect our business, financial condition and results of operations. Moreover, we are not the exclusive freight forwarder of our customers. Our customers are not obliged to engage us for the business of freight forwarding services for the shipments in the future. There is no assurance that our customers will not engage other freight forwarders whom they perceive to offer lower prices than ours. Therefore, there is no certainty that we will continue to generate a stable revenue from our customers.

If we are unable to collect our receivables from our existing customers, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for our services. As of September 30, 2024, we had accounts receivable recorded at approximately $13.62 million of which approximately $0.39 million were allowance for credit loss.

We establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, requesting modifications to their payment arrangements that could increase our receivables balance or default on the payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our account receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

Our revenue is subject to seasonal fluctuations, our results for different periods in any given financial year may not be relied upon as indicators of our performance.

Our peak season is generally from October to January which is driven by festive events and discount promotions such as Thanksgiving, Christmas and New Year’s Eve. Moreover, we record relatively lower volume of shipment and thus relatively lower revenue during Lunar New Year (normally in February) owing to lower business activities from manufacturers and shippers in Mainland China in Lunar New Year, resulting in a decrease in the demand for freight forwarding services. Accordingly, comparison of sales and operating results from different periods in any given financial year may not be relied upon as indicators of our performance. It is widely understood in the industry that these seasonal trends are influenced by a number of factors, including weather patterns, national holidays, economic conditions, consumer demand, major product launches, as well as a number of other market forces. Since many of these forces are unforeseen there is no way for us to provide assurances that these seasonal trends will continue.

Fluctuations in exchange rates could result in foreign currency exchange losses, which may adversely affect our financial condition, results of operations and cash flows.

We are exposed to certain foreign exchange risks in respect of depreciation or appreciation amongst the currencies other than our functional currency. The value of the Hong Kong dollar against the US Dollar and other currencies may fluctuate and is affected by, among other things, the policies of the US government and changes in the US’s domestic and international political and economic conditions.

It is difficult to predict how market forces or Hong Kong, Mainland China, the U.S. or other government policies may impact the exchange rate among Hong Kong dollar, Renminbi, U.S. dollar and other currencies in the future. To the extent that we need to convert U.S. dollars into Hong Kong dollar for our operations, appreciation of the Hong Kong dollar against the U.S. dollar would have an adverse effect on the Hong Kong dollar amount we would receive. Moreover, fluctuation in the exchange rate will affect the relative value of earnings from and the value of any foreign currency-denominated investments we make in the future. Shall we face significant volatility in these foreign exchange rates and we cannot procure any specific foreign exchange control measures to mitigate such risks, our results of operations and financial performance shall be adversely affected.

We are exposed to the credit risks of our customers.

We are subject to the credit risks of our customers and our liquidity is dependent on the prompt payment of our customers. We generally grant our customers a credit period of 30 days from the invoice date. As of September 30, 2024 and 2023, the account payable turnover days were approximately 40 days and 35 days, respectively, while the account receivables turnover days were approximately 88 days and 115 days, respectively.

Accordingly, there are often time lags between receiving payments from our customers and making payments to our suppliers, and we are exposed to a potential risk of mismatch in our cash flow. There is no assurance that we will not experience any significant cash flow mismatch in the future. Further, there can be no assurance that our cash flow management measures will function properly or at all. If we fail to manage our cash flow properly and maintain sufficient working capital, we may suffer losses from credit exposures which may materially and adversely affect our financial position, results of operations and cash flow.

Our business is also subject to risks that customers or counterparties may delay or fail to perform their contractual obligations. There is no assurance that we will not experience any material difficulty in debt collections or potential default by customers in the future. While our finance department monitors material overdue payments closely, there is no assurance that we will be able to collect overdue payments. Any material non-payment or non-performance by customers or counterparties could adversely affect our financial position, results of operations and cash flows.

Inadequate or inaccurate external and internal information, including budget and planning data, could lead to inaccurate financial forecasts and inappropriate financial decisions.

Our financial forecasts are dependent on estimates and assumptions regarding budget and planning data, market growth, foreign exchange rates and our ability to generate sufficient cash flow to reinvest in the business, fund internal growth, and meet our debt obligations. Our financial projections are based on historical experience and on various other assumptions that our management believes to be reasonable under the circumstances and at the time they are made. However, if our external and internal information is inadequate, our actual results may differ materially from our forecasts and cause us to make inappropriate financial decisions. Any material variation between our financial forecasts and our actual results may also adversely affect our future profitability, stock price and stockholder confidence.

We are subject to extensive environmental laws and regulations, and the costs related to compliance with, or our failure to comply with, existing or future laws and regulations, could adversely affect the business and results of operations.

Our operations are subject to national and local laws and regulations relating to the protection of the environment. Sanctions for noncompliance may include revocation of permits, corrective action orders, significant administrative or civil penalties and criminal prosecution. Our business involves environmental management and issues typically associated with fuel consumption. We have not received any non-compliance notice or warning from the government regarding environmental violations. However, the government authorities may pass new legislation or amend current laws and regulations and set higher requirements and standards for vehicle operations. Our cost of complying with environmental laws and regulations may increase and we may assign more personnel for environmental compliance. As a result, our financial conditions and results of operation may be materially and adversely affected.

We are dependent on our suppliers, and any non-performance, delayed performance and disruptions in the business activities of these suppliers may adversely affect our reputation and results of business

We engage airlines (or their (General Sales Agent(s) (GSA)/ Cargo sales agent(s) (CSA)), Non-Vessel Operating Common Carriers (NVOCC) and other freight forwarders for the supply of cargo space and other suppliers for logistics related services such as palletization services, warehousing services, local and overseas transportation services, custom clearance services, insurance services and x-ray screening services. Our engagement of suppliers exposes us to risks associated with non-performance or delayed performance by them. There may be occasions where our suppliers fail to deliver cargoes on time or cargoes are damaged during transportation. There is no assurance that our business partners and other service providers will at all times perform at a satisfactory level. It may happen that the labels identifying the destinations of the cargo fall off and that the airlines or shipping lines mistakenly deliver the cargoes to other destinations. Similarly, in case there is any error or delay due to various reasons, including but not limited to weather condition, air traffic control, trade embargo and human negligence, the cargoes may not be delivered to the assigned destination within the expected schedule and condition. Accordingly, we cannot assure that the service provided by our suppliers will always meet our customers’ delivery requirement.

For the years ended September 30, 2024 and 2023, our top 5 suppliers accounted for approximately 47.3% and 57.6% of the total cost of sales, respectively. A loss of either of these suppliers could have a negative effect on the operations of the Company.

Disruptions in the business activities of our suppliers may also have negative impacts on our business. There are operational risks inherent to the business activities of our suppliers, such as labor strikes due to disagreements between labor and management and the suspension or cancellation of flight lines due to technical failures and severe outbreaks of contagious diseases or epidemics, in particular the COVID-19 pandemic. In the event of occurrence of the above, we may have to source cargo space from other suppliers for our customers within a tight time constraint. If our suppliers are unable to meet our customers’ delivery requirement, or if we are unable to find suitable alternatives promptly in the event of disruptions in the business activities of our suppliers, our reputation and therefore our business, sales performance and results of operations could be adversely affected.

We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein.

We have obtained various registrations, certificates, permits, and licenses in connection with our business and operations, including the certificate as an International Air Transport Association (IATA) member for easier access to space procurement for air cargo routes, license for the operation of our off-airport x-ray screening operation in our warehouses to satisfy the CAD 100% screening requirement (including Irradiating Apparatus License, Regulated Air Cargo Screening Facility License, and Regulated Agent License from Civil Aviation Department and Radiation Board of the Hong Kong Government), and the registration as a Food Import or Distributor and Textile Traders.

We operate in an industry which is subject to regulation and may requires various licenses, permits and approvals in different jurisdictions to conduct our businesses. Our customers include people who live in jurisdictions where we do not have licenses issued by the local regulatory bodies. It is possible that authorities in those jurisdictions may take the position that we are required to obtain licenses or otherwise comply with laws and regulations which we believe are not required or applicable to our business activities. Further, most licenses and registrations are subject to renewal. In the event that we fail comply with the regulatory requirements, to renew or obtain our relevant licenses and registrations, even if we may be able to subcontract relevant services, there is no assurance that we can locate suitable subcontractors in a timely manner or on reasonable commercial terms, and the subcontractor will at all times perform in a satisfactory level. Failure to obtain such licenses and permits may result in suspension of operation, fines or other penalties by government authorities. New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. Therefore, our business, reputation, prospects, results of operations and financial condition may be materially and adversely affected. In addition, in respect of any new business that we may contemplate, we may not be able to obtain the relevant approvals for developing such new business if we fail to comply with the relevant regulations and regulatory requirements. As a result, we may fail to develop new business as planned, or we may fall behind our competitors in such businesses.

A failure in our information technology, or IT, systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

Our IT systems support all phases of our operations, including marketing, customer development and the business of customer support services, and are an essential part of our technology infrastructure. If our systems fail to perform, we could experience disruptions in operations, slower response time or decreased customer satisfaction. We must process, record and monitor a large number of transactions and our operations are highly dependent on the integrity of our technology systems and our ability to make timely enhancements and additions to our systems. System interruptions, errors or downtime can result from a variety of causes, including changes in customer usage patterns, technological failures, changes to our systems, linkages with third-party systems and power failures. Our systems are vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, distributed denial of service attacks, computer viruses or cyberattacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting key business partners and vendors, and similar events.

It could take an extended period of time to restore full functionality to our technology or other operating systems in the event of an unforeseen occurrence, which could affect our ability to process and settle customer transactions. Moreover, instances of fraud or other misconduct might also negatively impact our reputation and customer confidence in us, in addition to any direct losses that might result from such instances. Despite our efforts to identify areas of risk, oversee operational areas involving risks, and implement policies and procedures designed to manage these risks, there can be no assurance that we will not suffer unexpected losses, reputational damage or regulatory actions due to technology or other operational failures or errors, including those of our vendors or other third parties.

If we fail to prevent security breaches, improper access to or disclosure of our data or user data, or other hacking and attacks, we may lose users, and our business, reputation, financial condition and results of operations may be materially and adversely affected.

Our business involves the storage and transmission of proprietary information and sensitive or confidential data, including personal information of its employees, customers and others. In addition, we operate data centers for its customers that host their technology infrastructure and may store and transmit both business-critical data and confidential information. In connection with our services business, some of our employees also have access to its customers’ confidential data and other information, which could be compromised, whether intentionally or unintentionally, by our employees, consultants or vendors.

We have privacy and data security policies in place that are designed to prevent security breaches and we have employed significant resources to develop our security measures against breaches. However, as newer technologies evolve, and the portfolio of the service providers with which the Company shares confidential information with grows, we could be exposed to increased risk of breaches in security and other illegal or fraudulent acts, including cyberattacks. The evolving nature of such threats, in light of new and sophisticated methods used by criminals and cyberterrorists, including computer viruses, malware, phishing, misrepresentation, social engineering and forgery, is making it increasingly challenging to anticipate and adequately mitigate these risks.

We are likely in the future to be subject to these types of attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liabilities, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our suppliers, customers or other participants, or the internet infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. As we do not carry cybersecurity insurance, we will not be able to mitigate such risks to any third party. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

A compromise of the security of our information technology systems leading to theft or misuse of our own or our clients’ proprietary or confidential information, or the public disclosure or use of such information by others, could result in losses, third-party claims against us and reputational harm, including the loss of clients. The theft or compromise of our or our clients’ information could negatively impact our reputation, financial results and prospects. In addition, if our reputation is damaged due to a data security breach, our ability to attract new engagements and clients may be impaired or we may be subjected to damages or penalties, which could negatively impact our businesses, financial results or financial condition.

We may not be able to protect our intellectual property rights.

We cannot make assurances that the steps we have taken to protect our intellectual property rights will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits.

If we were found to be in violation of the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and operating results may be materially and adversely affected.

Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

The economy in Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and pay severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment.

Our business requires a considerable number of personnel. For the years ended September 30, 2024 and 2023, our labor costs comprised approximately 4.7% and 7% of our total operating expenses and cost of sales for the same periods, respectively. Any failure to retain stable and dedicated labor by us may lead to disruptions to or delays in our services. We sometimes hire additional or temporary workers, in particular logistics and delivery personnel, during peak periods of business. We have observed an overall tightening labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salaries, social benefits and employee headcounts and we may also face seasonal labor shortages. We may compete with other companies for labor, and we may not be able to offer competitive salaries and benefits compared to what other companies do.

Our principal shareholders have substantial influence over the Company and their interests may not be aligned with the interests of our other shareholders

Mr. Ching Shun Ngan is currently the beneficial owner of approximately 39.07% of our Ordinary Shares. Mr. Ngan will be able to exert significant voting influence over our business. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of the Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of the Company and might reduce the price of our Ordinary Shares.

We face risks related to epidemics, such as the COVID-19 pandemic, and other outbreaks, which have disrupted and could in the future disrupt our operations and adversely affect our business, financial condition and results of operations

In response to the COVID-19 pandemic, the governments of many countries, states, cities and other geographic regions had taken preventative or protective actions, such as imposing restrictions on travel and business operations. Temporary closures of businesses had been ordered and numerous other businesses were temporarily closed voluntarily. These measures, while intended to protect human life, had significant adverse impacts on domestic and foreign economies of uncertain severity and duration.

A public health pandemic, including COVID-19, potentially poses the risk that the Company or its affiliates, employees, suppliers, customers and others may be prevented from conducting business activities for an indefinite period of time, including as a result of shutdowns, travel restrictions and other actions that may be requested or mandated by governmental authorities. Such actions may prevent the Company from accessing the facilities of its customers to deliver products and provide services. In addition, our customers may choose to delay or abandon projects on which we provide products and/or services as a result of such actions.

Further if a significant number of our employees, or employees and third parties performing key functions, including our CEO and members of our board of directors, become ill, our business may be further adversely impacted. In addition, we have modified our business practices (including employee travel, employee work locations, and cancellation of physical participation in meetings, events and conferences), and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, partners, and suppliers. Such modified business practices (including the extension of remote work arrangements) could pose challenges to our employees and our IT systems and increase operational risk, including cyber security and IT systems management risks, and impair our ability to manage our business. An increase in operational challenges could have a material and adverse effect on our business, financial conditions, and results of operations.

Our liquidity could be negatively impacted if these conditions continue for a significant period of time and we may be required to pursue additional sources of financing to obtain working capital, maintain appropriate inventory levels and meet our financial obligations. Our ability to obtain any required financing is not guaranteed and largely dependent upon evolving market conditions and other factors. An epidemic such as the COVID-19 pandemic, may require further actions to improve our cash position and capital structure. We cannot assure you that we would be able to take any of these actions on terms that are favorable to us or at all, that these actions would be successful and permit us to meet our scheduled debt service obligations or satisfy our capital requirements, or that these actions would be permitted under the terms of our existing or future debt agreements.

We may also experience impacts from market downturns and changes in demand for our products and services related to pandemic fears and impacts on our workforce as a result of an epidemic such as COVID-19. The extent to which an epidemic such as the COVID-19 pandemic may impact our results of operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted. Although it is difficult to predict the effect and ultimate impact of an epidemic such as the COVID-19 pandemic on our business in the future, it is likely that the impact of an epidemic may adversely affect our results of operations, financial conditions and cash flows in the next fiscal year.

Furthermore, even though the COVID-19 pandemic has subsided, we may experience impacts to our business as a result of the global economic impact of the COVID-19 pandemic, including any economic downturn or recession or other long-term effects that have occurred or may occur to us, our customers and vendors in the future.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, including Hong Kong, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on the Company, our business and our stock price.

We may be required to recognize impairment charges for our long-lived assets, which could materially affect our financial results.

We assess our long-lived assets as and when required by U.S. GAAP to determine whether they are impaired and, if they are, to record appropriate impairment charges. Factors we consider include significant underperformance relative to expected historical or projected future operating results and significant negative industry or economic trends. It is possible that we may be required to record significant impairment charges in the future. Such charges have had and could have an adverse impact on our results of operations.

If we are unable to accept client engagements due to real or perceived relationship issues, our revenues, growth, client engagements and prospects may be negatively affected.

Our inability to accept engagements from existing or prospective clients, represent multiple clients in connection with the same or competitive engagements, or any requirement that we resign from a client engagement may negatively impact our revenues, growth and financial results. While we follow internal practices to assess real and potential issues in the relationships between and among our clients, engagements, segments, practices and professionals, such concerns cannot always be avoided. For example, we generally will not represent parties adverse to each other in the same matter. We will consider future strategic or opportunistic acquisitions. In those cases, some or all of the following risks could be applicable. Acquisitions may require us to resign from a client engagement because of relationship issues that are not currently identifiable. In addition, businesses that we acquire or employees who join us may not be free to accept engagements they could have accepted prior to our acquisition or hire because of relationship issues.

Claims involving our services could harm our overall professional reputation and our ability to compete and attract business or hire or retain qualified professionals.

Our engagements involve matters that may result in a severe impact on a client’s business, cause the client a substantial monetary loss or prevent the client from pursuing business opportunities. Our ability to attract new clients and generate new and repeat engagements or hire professionals depends upon our ability to maintain a high degree of client satisfaction, as well as our reputation among industry professionals. As a result, any claims against us involving the quality of our services may be more damaging than similar claims against businesses in other industries.

We may incur significant costs and may lose engagements as a result of claims by our clients regarding our services.

Many of our engagements involve complex analysis and the exercise of professional judgment. Therefore, we are subject to the risk of professional and other liabilities. Damages and/or expenses resulting from any successful claim against us, for indemnity or otherwise, in excess of the amount of insurance coverage will be borne directly by us and could harm our profitability and financial resources. Any claim by a client or third party against us could expose us to reputational issues that adversely affect our ability to attract new or maintain existing engagements or clients or qualified professionals or other employees, consultants or contractors.

If we fail to compete effectively, we may miss new business opportunities or lose existing clients, and our revenues and profitability may decline.

The market for some of our services is highly competitive. We do not compete against the same companies across all of our segments, practices, services, industries or geographic regions. Instead, we compete with different companies or businesses of companies depending on the particular nature of a proposed engagement and the types of requested services and the location of the client or delivery of the services. Our operations are highly competitive.

Our competitors include large organizations, which offer niche services that are the same or similar to services or products offered by one or more of our segments; and small firms and independent contractors that focus on specialized services. Some of our competitors have significantly more financial resources, a larger national or international presence, larger professional staffs and greater brand recognition than we do. Some have lower overhead and other costs and can compete through lower cost-service offerings.

If we cannot compete effectively or if the costs of competing, including the costs of hiring and retaining professionals, become too expensive, our revenue growth and financial results could be negatively affected and may differ materially from our expectations.

We may not be able to retain or secure key executives and personnel for our operations

Our success is attributable to the leadership and contributions of our executive Directors and our senior management team, who are collectively responsible for the overall corporate development and business strategies of the Company as well as implementing business plans and driving the growth of the Company. Our business performance depends, to a significant extent, on the continued services and performance of our key executive and personnel who have extensive experience and in-depth knowledge in the freight forwarding and logistics industries. Please refer to the section headed “Directors and senior management” in this Annual Report for further details. Our executive Directors and senior management are considered to be important to our future success. Failing to recruit or retain key executives and personnel, or the loss of the services of any of such personnel could have an adverse effect on our business. We cannot assure you that we will be able to recruit and retain suitable employees in the future. The departure of any member of our management team or our experienced personnel could adversely interrupt our business if we are unable to recruit the replacement personnel with equivalent qualifications and experience in a timely manner.

We may fail to identify shipments which carry goods of dangerous or illicit nature.

We handle a large volume of shipments across our service network. In accordance with the air cargo security regime in Hong Kong and related statutory requirements of CAD, we shall ensure all dangerous goods are properly classified, packed, marked, labelled and documented before they are offered for air transportation. However, there is no assurance that our x-ray security screening inspection or hand search/physical check at piece level can successfully prevent the shipment of any illegal goods or dangerous goods. Should we fail to identify shipments which carry goods of illicit or dangerous nature, these goods may end up being impounded by customs, where we may be subject to investigations and administrative or even criminal penalties, or if any personal injury or property damage is concurrently caused, we may be further liable for civil compensation. In such event, our reputation, business and results of operations may be materially and adversely affected.

Our insurance may be insufficient to cover all losses associated with our business operations and the risks of being involved in legal proceedings.

Our business carries the inherent risks of accidents, which could result in property loss as well as bodily injuries or loss of lives. We maintain insurance coverage of employee’s compensation, office contents, business interruption and public liability insurance. Our business is, however, susceptible to risks arising from losses we sustain during the course of our business operations and we cannot assure you that the insurance policies we have taken out can always cover all losses we sustain. In the case of an uninsured loss or a loss in excess of insured limits, including those caused by natural disasters and other events beyond our control, we may be required to bear the losses, damages and liabilities out of our own funds, which could materially and adversely affect our business, financial condition and results of operations.

As a result of the inherent risks of accidents during the course of our business operations, we cannot be exempted from the risk of being involved in legal proceedings. If we are involved in litigations, and that we are unsuccessful in defending or settling any legal proceeding, and the damages which we may be liable to pay in respect of such legal proceeding are not covered by our insurance policies, our business, financial condition and results of operations could be materially and adversely affected.

The Company’s business development may be hindered if the Company is unable to obtain additional funding to expand our business.

We borrowed money from financial institutions to support our operation during the historical period. As of the year ended September 30, 2024 our bank overdraft and borrowing amounted to approximately HK$0.59 million and HK$0.9 million, respectively. Our long-term business objective is to become a leading one-stop logistics service provider in the freight forwarding and logistics industries in Asia. In order to support more rapid expansion of the Company’s business to achieve such business objective, the Company may need to raise funds in addition to our currently available cash resources or through public or private financing, strategic relationships or other arrangements. There may be occasions where we are unable to obtain financing at terms favorable or acceptable to us. If these circumstances arise, our business, results of operations and growth could be compromised.

Our business is dependent on our major operational facility. We do not own any real properties and we lease a number of properties for our business operations. Therefore, we are exposed to risks in relation to unpredictable and increasing rental costs and relocation costs.

We do not own any real properties and manage and operate an asset-light model for our freight forwarding services through our offices and major operational facilities. In the event of a disruption in the offices and major operational facilities, such as disruption in the supply of utilities like water or electricity or denial of access to such premise due to the COVID-19 lockdown measures by the Hong Kong government, our operating subsidiaries may be incurring additional costs, such as costs for leasing alternative warehouses and restoring access to our premises. If as a result of such disruption the operating subsidiaries fail to meet the service requirements of our customers, our relationship with our customers may be negatively affected.

Furthermore, in the event that our rental expenses for the offices and major operational facilities increase, our operating expenses will increase and affect our operating cash flows, and in turn materially and adversely affect our business, results of operations and prospects. There is also no assurance that such tenancy agreement will not be terminated before its expiration. In the event that the tenancy agreement is terminated or not renewed, our business and operation may be interrupted and adversely affected as we will relocate our warehouse or offices to other sites. Such relocation will incur relocation costs, which may be substantial and in turn adversely affect our financial condition. Further, we cannot assure you that we will be able to relocate such operations to suitable alternative premises in a timely manner or at all, and any such relocation may result in disruption to our business operations. In the event that we fail to relocate our operations, our financial position, results of operations and reputation would be adversely affected.

Risks Related to Our Industry

The freight forwarding industry in which we operate are highly fragmented and there can be no assurance that we can compete successfully for customers in the future.

According to the F&S Report, the freight forwarding market in Hong Kong is considered as a highly fragmented market with a large number of small and medium-sized players. Tier-one freight forwarders are generally the global leading mega logistics groups with worldwide logistics network and business coverage, while tier-two freight forwarders are generally local and regional players with networks covering certain focused logistic locations and categories of goods. Our ability to compete with other industry players depends on a number of factors such as pricing, range of services offered and our responsiveness to market changes and demand. Keen competition from other freight forwarders within the market may adversely affect our customer base and market share. We may have to adopt a more competitive pricing strategy by lowering our profit margin in order to maintain our customer base and market share. There is no assurance that we can compete successfully over other industry players for customers in the future. If we are unable to maintain our customer base, our business, financial condition and results of operations could be adversely affected.

Our results of operations are affected by international trading volumes, global and regional economic conditions.

A majority of our revenue is generated from the export shipments from Hong Kong to various overseas destinations such as North America, Europe and Asia. Our results of operations are thus affected by global trade volume and export volume of Hong Kong. The global trade volume and export volume of Hong Kong are affected by changes in global economic, financial and political conditions such as impositions of trade restrictions, sanctions, boycotts and other measures, trade disputes, which may lead to a material decline in the demand for our services, and hence our results of operations may be adversely affected.

There may be disintermediation in the logistics industry in the future.

Given the trend of digitization, vast amount of product or service information is readily available on the internet and as a result of information transparency, manufacturers and retailers are working on reducing the number of intermediaries in the supply chain by shipping directly to end customers, thereby reducing costs in the process. The trend of eliminating intermediaries in the supply chain creates disintermediation in the logistics industry in which we operate. Any decrease in demand for our freight forwarding and related logistics services due to disintermediation in the logistics industry could adversely affect our business, financial condition and results of operations.

There is no assurance that Hong Kong will continue to maintain its position as a logistics hub in Asia.

The Company’s operations are solely located in Hong Kong. According to the F&S Report, strategically located in the center of Asia, Hong Kong enjoyed geographical advantage and excellent connectivity between major cities in the world. Hong Kong International Airport (HKIA) was named as the world’s busiest cargo airport in 2022, handling a total of 4.2 million tonnes of cargo during the year, according to the latest data released by Airports Council International (ACI). There can be no assurance that Hong Kong will continue to maintain such position. According to the F&S Report, the PRC government has reduced tax on logistics enterprises and promoted advanced logistics management system to accelerate industry reform. Moreover, airports in Shenzhen, Guangzhou and Shanghai have expanded, which would result in intensifying competition. As a result, the development of logistics industry in the PRC would directly enhance their competitiveness and performance, and hence imposing potential impact on the Hong Kong freight forwarding industry. In the event that Hong Kong loses its position as a logistics hub in Asia, the demand for freight forwarding services, ancillary logistics services and warehousing services and the overall business activities of the freight forwarding and logistics industries and thus our business, financial condition and results of operations, may be adversely affected.

Termination of the US-HK Shipping Agreement may adversely affect our ocean freight forwarding business and results of operations.

On August 19, 2020, the U.S. State Department announced the suspension or termination of various bilateral agreements with Hong Kong, including the termination of the US-HK Shipping Agreement, which provided reciprocal tax exemption on income derived from the international operation of ships by the U.S. and Hong Kong companies. On October 20, 2020, the Department of the Treasury and the Internal Revenue Service of the U.S. jointly announced that the US-HK Shipping Agreement would be terminated on January 1, 2021. Accordingly, a Hong Kong shipping company would no longer be exempted from U.S. tax pursuant to section 883 of the U.S. Internal Revenue Code. Thus, when such company whose vessel transports goods to or from the U.S., 50% of the income generated will generally be treated as arising from U.S. sources and will be subject to U.S. tax at an effective tax rate of 4% up to 44.7%, increasing the tax exposure of Hong Kong shipping companies. Our revenue attributable to the business of ocean freight forwarding services amounted to approximately $0.9 million, $0.4 million and $0.8 million, representing approximately 1.72%, 1.05% and 1.05% of our total revenue for the financial years ended September 30, 2024, 2023 and 2022, respectively. The termination of the US-HK Shipping Agreement may increase the costs of ocean freight rates when the Hong Kong shipping companies pass the new U.S. tax costs to their customers such as the Company, resulting in the increase in cost of services of the Company.

If we are unable to pass on the increased costs to our customers, our results of operations would be adversely affected. If we are able to pass on the costs to our customers, the customers’ demand on our ocean freight forwarding services may decrease as a result of higher ocean freight rates. Moreover, U.S. or other shipping companies trading to China or Asia may choose other port options other than Hong Kong as the new tax exposure may create financial pressure to avoid trading to Hong Kong in the future, resulting in the decrease in the customers’ demand on our ocean freight forwarding services, thus adversely affecting our ocean freight forwarding business and results of operations.

The freight forwarding and logistics industries in which we operate are susceptible to risk of changes in shipping policies which could have direct adverse impact on our business, results of operations and profits.

Frequent accidents concerning certain types of cargo on aircrafts and vessels have called for tightened safety measures on aircrafts and vessels. In the event that changes in shipping policies of certain airlines, for instance, prohibiting consignments containing lithium batteries from loading on to passenger aircrafts, have been adopted, business activities of our customers could be directly affected. Our customers may either be forced to ship their consignments through airlines that offer cargo aircrafts or divert their domestic and inter-continental deliveries to other alternatives such as rail and road transportation. Tightened safety measures may also imply an overall burden on cargo space suppliers to raise shipping costs in order to maintain their profit margin. In the event that we are unable to source suitable alternative cargo space for our customers, or we fail to pass on our increased costs to our customers, our business, results of operations and profitability could be adversely affected.

We cannot assure that the insurance policies we have taken out are always able to cover all losses we sustain during the course of our business operations.

We maintain an insurance policy with CMB Wing Lung Insurance, for a public liability insurance policy against cargo transportation and storage. Because of these significant self-insured exposures, insurance and claims expense may fluctuate significantly from period-to-period. Additionally, our ability to obtain and maintain adequate insurance and the cost of such insurance may be affected by significant claims and conditions in the insurance market over which we have no control.

We cannot assure that the insurance policies we have taken out are always able to cover all losses we sustain during the course of our business operations as it is not always possible to accurately predict and quantify how much loss we will suffer from potential claims. We may fail to establish sufficient insurance reserves and adequately estimate for future insurance claims. In the case of an uninsured loss or a loss in excess of insured limit, we may be required to pay for losses, damages and liabilities out of our own funds. The occurrence of an event that is not fully covered by insurance, the loss of insurance coverage or a material increase in the cost of insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to Our Corporate Structure

We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the BVI, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to our IPO, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We qualify as a foreign private issuer. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery business contained in Section 16 of the Exchange Act. In addition, we are be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. We may cease to qualify as a foreign private issuer in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior March 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Risks Related to Doing Business in Hong Kong

Although we and our subsidiaries are not based in Mainland China and we have no operations in Mainland China, the PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. It may result in a material adverse change in Hong Kong subsidiaries’ operations, significantly limit or completely hinder NC Logistics’ ability to offer or continue to offer securities to investors and cause the value of NC Logistics’ securities to significantly decline or become worthless, which would materially affect the interests of the investors.

We and our subsidiaries are not based in Mainland China and do not have operations in Mainland China. We currently do not have or intend to set up any subsidiary in Mainland China, or do not foresee the need to enter into any contractual arrangements with a variable interest entity (“VIE”) to establish a VIE structure in Mainland China. For the year ended September 30, 2024, our customers based in Hong Kong contributed to approximately 75.53% of our revenues. Pursuant to the Basic Law, the constitutional document for Hong Kong, the laws in force in Hong Kong shall include the Basic Law, the laws previously in force in Hong Kong except for that contravene the Basic Law or amended by the legislature of Hong Kong and the laws enacted by the legislature of Hong Kong. National laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Standing Committee of the National People’s Congress of the PRC may, after consulting the Committee for the Basic Law of Hong Kong and the Government of Hong Kong, add to or delete from the list of laws in Annex III to the Basic Law. The Basic Law expressly provides that the national laws of PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

We are subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and all the material legal and operational risks associated with being based in and having operations in the PRC also apply to operations in Hong Kong. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. Such governmental actions, if and when they occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors; and (iii) may cause the value of our Ordinary Shares to significantly decline or become worthless.

All of our operating subsidiaries’ operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

NC Logistics is a holding company, and we conduct our operations in Hong Kong through our wholly-owned subsidiaries incorporated in Hong Kong. As of the date of this Annual Report, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland- China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland-China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. Nonetheless, if new national laws of the PRC are to be applied in Hong Kong, only the Standing Committee of the National People’s Congress may add to or delete from the list of laws in Annex III of the Basic Law. And such laws shall be confined to those relating to defense and foreign affairs and other matters outside the limits of the autonomy of Hong Kong.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between NC Logistics, the ultimate holding company, and the wholly-owned operating subsidiaries in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from our operating subsidiaries. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this Annual Report based on Hong Kong laws.

Currently, all of our operations are conducted outside the United States, and all of our assets are located outside the United States. All of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong outside the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this Annual Report, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

The enactment of Law of the PRC (the “Hong Kong National Security Law”) and the domestic national security law under Article 23 of the Basic Law (the “HK New NSL”) on Safeguarding National Security in the Hong Kong Special Administrative Region could impact our Hong Kong holding subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law and added the Hong Kong National Security Law to Annex III to the Basic Law, to be published and implemented locally in Hong Kong. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act (the “HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted.

On 19 March 2024, Hong Kong legislatures passed the HK New NSL which came into force in Hong Kong on 23 March 2024. The western countries criticized the HK New NSL, which expands on the Hong Kong National Security Law imposed by China in 2020, is too board and vaguely defined, in particular the definition of state secrets appears quite broad. The HK New NSL focuses on five types of crimes including treason, insurrection, theft of state secrets and espionage, sabotage and external interference. Penalties for some crimes have been increased of up to life imprisonment. The HK New NSL could lead to higher compliance costs. It is difficult to predict the full impact of the Hong Kong National Security Law, the HK New NSL and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law the HK New NSL or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

In the event that the government intervenes or influences our operations at any time or may exert more control over offerings conducted overseas and foreign investment in issuers like ourselves, which may result in a material change in our operations and/or the value of our Ordinary Shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

There are political risks associated with conducting business in Hong Kong.

While we operate our business in Hong Kong and the South East Asian region, our operations are principally based in Hong Kong. Accordingly, our business operations and financial condition will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information included in this Annual Report, we derive substantially all of our revenue from operations in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may adversely affect our business operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since a substantial part of our operations is based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial position.

If the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

The Hong Kong protests that began in 2019 are ongoing protests in Hong Kong (the “Hong Kong Protests”) triggered by the introduction of the Fugitive Offenders amendment bill by the Hong Kong government. If enacted, the bill would have allowed the extradition of criminal fugitives who are wanted in territories with which Hong Kong does not currently have extradition agreements, including Mainland China. This led to concerns that the bill would subject Hong Kong residents and visitors to the jurisdiction and legal system of Mainland China, thereby undermining the region’s autonomy and people’s civil liberties. Various sectors of the Hong Kong economy have been adversely affected as the protests turned increasingly violent. Most notably, the airline, retail, and real estate sectors have seen their sales decline.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and the HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

The rules and regulations in Mainland China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) were promulgated jointly by several departments of the PRC and became effective on February 15, 2022, which require that in addition to the procurement of network products and services by operator of critical information infrastructure, the data processing activities by the network platform operator that affect or may affect the national security, any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further specify the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. We believe, based upon the opinion of our PRC counsel, none of the Company or any of its subsidiaries is an operator of any “critical information infrastructure” or “online platform operators” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure. Therefore, we are not subject to the Measures for Cybersecurity Review and are not required to pass the security evaluation organized by the CAC and the compliance with such regulation will not materially impact our business operations.

If we inadvertently conclude that the Measures for Cybersecurity Review do not apply to us, or applicable laws, regulations, or interpretations change and it is determined in the future that the Measures for Cybersecurity Review become applicable to us, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Measures for Cybersecurity Review of the PRC, which could result in material adverse changes in our business operations and financial position. If we are not able to fully comply with the Measures for Cybersecurity Review of the PRC, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

Risks Related to Our Ordinary Shares

Although the audit report included in this Annual Report prepared by U.S. auditors who have been inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, was signed into law on December 29, 2022, amending the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Our U.S. auditor has been inspected by the PCAOB, and we have no operations in Mainland China. However, if there is significant change to current political arrangements between Mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in Mainland China and we cannot assure you that our auditor’s work will continue to be able to be inspected by the PCAOB.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular Mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, was signed into law on December 29, 2022, amending the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated Mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the PRC MOF in respect of cooperation on the oversight of PCAOB-registered public accounting firms based in Mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, and voted to vacate the Determination Report. As a result of the announcement, any companies audited by registered public accounting firms headquartered in Mainland China and Hong Kong would not face immediate threat of trading prohibitions at this time. However, if any regulatory change or step taken by PRC regulators in the future precludes the PCAOB from accessing auditing papers of registered public accounting firms in Mainland China and Hong Kong, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, then the companies audited by those registered public accounting firms may be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.

Our auditor is based in the United States, and has been inspected by the PCAOB on a regular basis. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

The SEC is assessing how to implement other requirements of the AHFCAA, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based or having substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on the Nasdaq Capital Market, and only permit them to list on the Nasdaq Global Select or the Nasdaq Global Market in connection with a direct listing, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of this scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

Our Ordinary Shares are and may continue to be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Since our initial public offering in December 2024, our Ordinary Shares have been, and they may continue to be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

The market prices of our Ordinary Shares may be volatile.

The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	our capability to catch up with the technology innovations in the industry;

●	announcements by us or our competitors of acquisitions, strategic business relationships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between the Hong Kong dollar and the U.S. dollar; and

●	general economic or political conditions in Hong Kong, the PRC and greater Asia region.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

No dividend was approved and declared during the year ended September 30, 2024.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

Volatility in the price of our Ordinary Shares may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law.

We are a company incorporated under the laws of the BVI. Our corporate affairs are governed by our memorandum and articles of association, the BVI Act and the common law of the BVI. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the BVI law are governed by the common law of the BVI, our memorandum and articles of association and the BVI Act. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI. The rights of our shareholders and the fiduciary duties of our directors under the BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. In addition, BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Certain corporate governance practices in the BVI, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We can rely on home country practice with respect to our corporate governance. If we choose to follow the BVI practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulties in protecting their interests in the face of actions taken by our management, or members of our board of directors, than they would as public shareholders of a company incorporated in the United States.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempt from certain corporate governance requirements of the Nasdaq listing rules by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the Nasdaq. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions with only independent directors; or

●	have executive sessions of solely independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq.

If we cannot continue to satisfy the applicable rules of the Nasdaq Capital Market our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price and certain corporate governance requirements. We may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares are a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, although our Ordinary Shares offered by this Annual Report are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollars in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other securities and our ability to obtain additional financing in the future.

There can be no assurance that we will not be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

NC Logistics was incorporated in the BVI on April 24, 2019 and is a holding company with no material operations.

As part of the Reorganization, on May 10, 2019, the Company acquired NCL (HK), which is our principal operating subsidiary and is principally engaged in the business of freight forwarding and ancillary logistics services. NCL (HK) was incorporated in Hong Kong as a limited liability company on July 31, 2002, with an issued share capital of HK$1,000,000 divided into 1,000,000 shares.

On September 26, 2019, the Company, via NCL (HK), has acquired GLF and Win-Tec. GLF is principally engaged in the business of freight forwarding services and Win-Tec is principally engaged in the business of warehousing and distribution services. As a result, each of GLF and Win-Tec became an indirect wholly-owned subsidiary of the Company.

GLF was incorporated in Hong Kong as a limited liability company on August 15, 2016, with an issued share capital of HK$10,000 divided into 10,000 shares. Though currently inactive, GLF was principally engaged in the business of freight forwarding services, and was acquired mainly for handling dangerous goods. Some of the airlines have more stringent requirements on dangerous goods, and will lower the creditability of the freight forwarders if the freight forwarders has previously handled dangerous goods improperly.

Win-Tec was incorporated in Hong Kong as a limited liability company on June 28, 2005, with an issued share capital of HK$188,450 with 6 shares. Win-Tec is principally engaged in the business of warehousing and distribution services. Its main assets are two trucks, which it uses to provide warehousing and distribution services to its clients/suppliers, and external customers.

By a conditional resolution of the directors dated March 24, 2023, which became effective on April 11, 2023, the Company conducted a 2,000 for 1 forward-split of its, as of the date therein, issued and outstanding shares resulting in 20,000,000 Ordinary shares issued and outstanding as of September 30, 2024. As the Ordinary Shares are of no par value, the post-split shares are of the same denomination and the split has not altered the capitalization of NC Logistics.

The following diagram illustrates our corporate structure as of the date of this Annual Report:

Other information

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http:// www.sec.gov). The Company maintains an internet address at https://www.nclogistics.com.hk/.

B. Business Overview

We are a freight forwarding service provider founded and based in Hong Kong. Our history can be traced back to 2002 when NCL (HK) was incorporated; it commenced its operation as a freight forwarder in 2004. We provide air and ocean export and import freight forwarding services ranging from the sale of cargo space, cargo pick up, off-airport air cargo security screening, palletization, preparation of shipping documentation, arrangement of customs clearance to cargo handling at ports. Since our inception, we have offered routes to over 140 countries to our customers. The Company is managed and run by a group of professionals with over 20 years of combined expertise in the air and sea freight industries in Hong Kong. We have a robust network that works closely with agents to manage both incoming and outgoing traffic for all other nations as well. These representatives are handpicked to maintain a uniformly high standard of service for our clients.

We derive our revenue mainly from freight forwarding services. In April 2019, we commenced providing our ancillary logistics services such as warehousing and distribution, X-ray, gate charge and palletization. Our warehousing and distribution services include storage, inventory management, stock take, access to warehousing management system, pick and pack, labeling, repackaging, palletization, local/overseas distribution services. In addition, as part of the Reorganization, the Company acquired GLF (which is principally engaged in the business of freight forwarding services, currently inactive) and Win-Tec (which is principally engaged in the business of warehousing and distribution services) on September 26, 2019. As a result, each of GLF and Win-Tec became an indirect wholly-owned subsidiary of the Company. Since the acquisition of Win-Tec, we started to derive revenue from warehousing services and gate charges. Since then, the Company offers various warehousing related services such as palletization service, loading and unloading services, standalone air cargo security screening service.

Our Services

We provide a full range of global logistics services by providing to our customers a robust international network that strategically supports the movement of our customers’ goods. The services provided by the Company are seamlessly managed by its network of trained employees and integrated information systems. These representatives are handpicked to maintain a uniformly high standard of service for our clients. We enable our customers to share data regarding their international vendors and purchase orders with us, execute the flow of goods and information under their operating instructions, provide visibility to the flow of goods from factory to distribution center or store and when required, update their inventory records.

Our primary services include:

Air Freight Import & Export

The business of air freight forwarding services is our dominant business segment. It includes both import and export of goods and principally involves the arrangement of shipment upon receipt of booking instructions from our customers, including sale of cargo space, cargo pick up, off-airport air cargo security screening, palletization, preparation of shipping documentation, arrangement of customs clearance and cargo handling at ports.

The Company provides both time savings and cost-effective air freight options to its customers. An expansive global network enables the Company to offer door to door service allowing customers to benefit from our expert staff for guidance with the physical movement of cargo and documentation compliance. The Company purchases cargo space from airlines on a volume basis and resells that space to our customers at a lower price than they would be able to negotiate themselves for their individual shipments. The Company, through its integrated management system, determines the best routing for shipments and then arrangements are made to receive the cargo into a designated warehouse. Upon receipt, cargo is inspected and weighed, documentation is collected, and export clearance is processed. Once cargo is cleared it is prepared for departure. The Company offers real-time tracking visibility for customers to view when an order is booked, departs and arrives. The Company contracts with a worldwide network of airlines and other service providers to provide the best airfreight service in assisting importers to ship using the most efficient and cost-effective method. Some of the selections we offer include:

●	International, domestic, deferred, express and charter services, which permit customers to choose from a menu of different priority options that secure at different price levels, greater assurance of timely delivery
●	Port to Port and Door to Door shipments, which provide customers the option of managing, independently, the post arrival services such as delivery or clearance if the Company is not providing such services
●	Air and ocean combination shipment which offer cost effective transportation using multimodal, combination movements, by one mode to an international hub, such as Dubai, UAE or Singapore and converting to a different mode at the hub
●	Air and transload dedicated truck shipment, where arriving cargo is transferred from airline container or pallet into a truckload ready for delivery
●	Dangerous goods handling requiring qualified handling
●	Refrigerated cargo

The Company works with its international network to ensure air freight shipping capacity is secured and planned in advance to meet our customers’ requirements. The capacity is then made available to our customers at competitive pricing and with the added security of availability, particularly during peak air freight shipping periods. We supplement scheduled capacity with full charter capacity to ensure customer capacity requirements are met throughout the year. While capacity management is critical to securing and maintaining air freight customers, the Company will try to quickly move to the position of offering additional primary services to our air freight customers.

We procure cargo space from airlines (or their GSA(s)/CSA(s)), NVOCCs or other freight forwarders under different arrangements, including direct booking, block space arrangement and aircraft charter arrangement. Block space arrangements refer to the continuous reservation of cargo space with airlines (or their GSA(s)/CSA(s)) for regular routing flights, while aircraft charter arrangements refer to procurement of cargo space with airlines (or their GSA(s)/CSA(s)) for specific unscheduled flights.

For the procurement of cargo space from airlines (or their GSA(s)) directly, we are required to be their CSA. The CSA arrangement requires the freight forwarders to provide bank guarantees or cash deposits as collaterals to secure the performance of the obligations of freight forwarders as CSAs in favor of airlines. However, for direct booking of cargo space, we are not required and have not provided any bank guarantee or cash deposit.

Ocean Freight Import and Export

Operating as an ocean transportation intermediary (“OTI”) to provide service as an ocean freight forwarder, NC Logistics provides to its customers ocean freight consolidation, direct ocean forwarding, and order management. The Company’s roles and responsibilities in ocean freight services include the following:

●	Selecting the most optimal ocean carriers based on both cost and service. The Company has NVOCC arrangements with multiple ocean carriers and is thus able to offer its customers a choice in service;
●	Entering into contract/rate arrangements with clients to transport their ocean shipments. Under such contracts the customer is assured of the Company’s pricing and weekly capacity to carry the customer’s cargo;
●	Consolidating shipments at origin/deconsolidating of freight at destination. This enables the customer to receive the economics of a consolidated container rate rather than a higher rate for less than full container load (“LCL”). It also makes delivery at destination more efficient;
●	Arranging pick-up of shipment at origin and deliver at destination, with a factory to door service;
●	Preparing and processing the documentation/clearance (customs/security) for shipments during ocean transit, in advance of arrival of shipment at destination;
●	Ocean freight services are provided in both major and minor trade lanes with representation in all trading nations in Americas, Asia, and Europe;
●	Offering a wide array of services typically performed by multiple services provides including but not limited to, offering options to customers on ocean carrier service choices prior to final selection and securing such space based on customer requirement; this enables our customers to delegate more of its logistics management to us whereas a more limited range of service would require the customer to deal with multiple service providers;
●	Communicating on any regulation/compliance issues on exporting and importing shipments;
●	Playing intermediary role at any point of ocean transportation based on customer’s routing preferences; and
●	Providing space acquisition on carrier service for committed delivery during high demand period, and providing lower price option in weak demand season for utmost cost saving.

Warehousing and Distribution

We operate a warehousing facility in Hong Kong and plan to expand such services through our own managed facilities. The Company also provides warehousing and distribution services through third party facilities. Our current facility is leased to Win-Tec and is 120,000 sq. ft. with storage capacity for around 72,500 sq. ft. and 13 dedicated employees.

Warehousing and Distribution services enable us to greatly expand our involvement in our customers’ supply chain, post arrival of shipments. By providing inventory management, order fulfillment, and other services, our customers benefit from cost savings related to space, equipment and labor due to efficiencies of scale. Our Warehousing and Distribution Services include the following:

●	RACSF – Authorized X-Ray Machine
●	14 Exclusive Loading Bays
●	Gross Area of 120,000 sq. ft. (G/F + 1/F)
●	Self-leveling epoxy Surface
●	Racking System
●	Temperature & Humidity Control Area
●	Anti-dust working area
●	WMS + Real Time Web Enquiry + Bar-code Scanning System
●	Exclusive Cargo Elevator
●	Integrated Security and Fired System
●	100+ CCTV with 24hrs recording
●	Ideal Geographical location: HZMB 18 minutes / Mainland Border Control Point 10 minutes

In April 2019, we began offering ancillary logistics services such as warehousing and distribution, X-ray, gate charge and palletization. Our warehousing and distribution services include storage, inventory management, stock take, access to warehousing management system, pick and pack, labeling, repackaging, palletization, local/overseas distribution services. Win-Tec acts as a warehouse operator and charges gate charges and car parking fees to trucks offloading goods for the Company. Since the acquisition of Win-Tec in September 2019, we have also derived revenue from warehousing services and gate charges. Since then, the Company offers various warehousing related services to our customers which includes palletization service, loading and unloading services, standalone air cargo security screening service.

In light of the RACSF scheme, on October 16, 2019, we entered into a long-term master agreement, on a non-exclusive basis, with Well King Transportation Limited (“Well King”), a company incorporated in Hong Kong with limited liability, pursuant to which Well King shall provide, among others, x-ray screening and related services to us. Since January 2020, Well King has been providing x-ray screening and related services to us in accordance with the first phase of the Civil Aviation Department (CAD) transitional arrangement.

With the x-ray screening and related services being provided by Well King, we have further expanded the scope of our air freight forwarding services by providing off-airport air cargo security screening service to our customers. Other than the customers using our freight forwarding services, the Company has also been providing the standalone air cargo security screening service to those customers who would arrange the shipments on their own.

The current facility is the first and only facility of its type operated by us. Warehousing and Distribution is an important opportunity for our business expansion.

Project Cargo

If requested by customers, we can also handle specialized transportation of large or heavy equipment and materials that cannot be transported using standard methods. Such cargo may include cranes, prefabricated sections of buildings, and other specialized equipment. These items are critical to the successful completion of large-scale projects and must be transported safely and efficiently. Therefore, the transportation of project cargo requires careful planning and coordination to ensure that the cargo reaches its destination on time and in good condition.

Specialized equipment is essential for the transportation of project cargo. Heavy lift vessels, oversized cargo carriers, and specialized trucks or trailers are commonly used for the movement of these goods. The use of such equipment is necessary to ensure that the cargo is properly secured during transportation and to minimize the risk of damage or loss. The route of transportation is also an important consideration in the transportation of project cargo.

We offer customized solutions for the transportation of project cargo, tailored to meet the specific needs of our clients. We work closely with our clients to understand their requirements and ensure that their cargo is delivered on time and in good condition.

Our Business Model

The following chart illustrates how we source cargo space from airlines or shipping companies (or their GSA(s)/CSA(s)), NVOCCs and other freight forwarders and offer the freight forwarding services to our customers (which include direct shippers and other freight forwarders):

Procurement of cargo space
Freight forwarding services
Airlines (or their GSA(s))
CSAs
Freight forwarders
Our Company
Direct shippers
Freight forwarders
Shipping lines
NVOCCs

We procure cargo space from airlines (or their GSA(s)/CSA(s)), NVOCCs or other freight forwarders under different arrangements, including direct booking, block space arrangement and aircraft charter arrangement. For the procurement of cargo space from airlines (or their GSA(s)) directly, we are required to be their CSA. As of March 31, 2024 we had CSA arrangements with 6 airlines or GSAs.

How it works

The following workflow illustrates the general operation process of our air freight and ocean freight export shipments:

(i)	Quotation

Our customers give us booking instructions containing details such as type, dimension, weight and quantity of consignment, shipping method, destination and expected date of arrival. We provide quotations in return based on the freight charges, flight schedules and other relevant information provided by our suppliers.

(ii)	Making a booking with our supplier

Upon acceptance of quotation by our customers, they are required to lodge with us a shipper’s instruction form with shipping documents such as packing list and commercial invoice between shipper and consignee. We then make a booking with our supplier for the cargo space required. We arrange cargo pickup from the customers if so requested.

(iii)	Off-airport air cargo security screening

Once the shipment arrives at the designated warehouse of Well King, the cargo consignment will undergo cargo acceptance procedures (including documentation and appearance check). Upon completion of acceptance check, the cargo consignment will be screened through the x-ray screening facility.

We obtain a security screening receipt (which serves as a document proof that the cargo has been screened) from Well King (being the RACSF operator) if the consignment has been cleared by security screening. The screened cargo consignment will then be further processed and secured against unauthorized access before being loaded onto trucks.

In some exceptional cases where oversized cargo consignment cannot pass through x-ray screening facility tunnel, we would conduct hand search or physical check at piece level. The unscreened cargo consignment will then be handled in bulk (which refers to the shipment of non-palletized and loose cargoes being loaded on an aircraft or a vessel in loose form), which will be transported to the airport for security screening by cargo terminal operator.

(iv)	Consolidation/ Co-loading/ Bulk

Normally, the screened cargoes are further processed before loading onto truck. Our operation teams will gather and process all bookings made by our customers. In general, we (i) consolidate cargoes from different customers at the designated warehouse of Well King in order to optimize utilization of cargo space, (ii) co-load cargo with other freight forwarders, or (iii) handle the cargo in bulk. Consolidation is the process by which a number of consignments of goods of different weights, volumes and sizes are grouped or packed together in a unit load device for carriage in order to optimize utilization of cargo space on transportation vehicles (aircrafts or vessels). Co-loading refers to the sharing of space in a unit load device by one or more freight forwarders.

Pursuant to the block space arrangements and aircraft charter agreements, we are committed to paying the agreed cargo space irrespective of whether we could fully utilized the allotted space. In case our cargo space could not be filled up by our own direct shippers before a scheduled flight or vessel departs, we shall offer cargo space in excess to other freight forwarders in order to optimize the utilization of cargo space. On the other hand, in case other freight forwarders have empty space in their container, we may co-load with other freight forwarders and purchase their cargo space at a more competitive price, which allows us to reduce our cost of services. According to the F&S Report, the benefits of co-loading include the splitting of the freight charges of the trip among other freight forwarders and thus saving costs. It is therefore common for the freight forwarders to co-load the shipments with other market players.

Palletization forms part of consolidation, whereby cargoes are bundled in a unit load device before they are loaded onto an aircraft. We engage Well King for palletizing cargoes at its designated warehouse. Our warehousing team is responsible for monitoring the palletization at the warehouse. The photographs below indicate how cargoes are palletized by being bundled together on a pallet:

After being properly packaged with tamper-evident seals (or other means of protection against unlawful interference), the palletized air cargo consignments will be loaded onto trucks for transporting to the airport.

(v)	Preparation of export shipping documents

After a booking is acknowledged by our suppliers, our operation teams will prepare master airway bill (for shipment by air) or master bill of lading (for shipment by ocean) and cargo manifest before the shipment is loaded on board. Our operation teams will issue an invoice and, when necessary, a house airway bill or a house bill of lading to our customer on the date when shipment is loaded on board the departing aircraft or vessel, with a credit period up to 30 days from the invoice date.

(vi)	Pre-alert

Our operation teams will send a full set of documents (including a copy of commercial invoice between shipper and consignee, packing list, master airway bill or master bill of lading and/or house airway bill or house bill of lading and cargo manifest) to the overseas freight forwarder agents or our customers for preparation of import customs clearance and cargo release to the consignee at respective destination of the shipments.

(vii)	Delivery

Export shipments involve customs declaration in Hong Kong and customs clearance at the destination of the shipments. In consistent with the market practice, it is usually the primary responsibility of our customers to prepare proper documentation for the relevant customs declaration before the cargo is delivered to or exported out of Hong Kong. However, upon request by our customers, we may assist our customers in the preparation of relevant customs declaration on their behalf. For the foreign customs clearance, it is usually for the consignee itself to perform, but we may also engage overseas freight forwarder agents to perform the customs clearance upon request of our customers. In any case, our customers bear the primary responsibility to provide the purchase orders, commercial invoices, airway bills or bills of lading as supporting documents for the contents of the cargoes.

For port-to-port shipment, upon arrival at the port of destination, our customer will arrange cargo pick up on their own. For door-to-door shipment, we will arrange transportation services for our customer through our overseas freight forwarder agents.

Block space arrangement

We would normally enter into block space arrangements based on our estimation on the customers’ demand on the cargo space to secure cargo space at an earlier stage. Under block space arrangements, we lay down pre-orders for an agreed level of cargo space at pre-determined price for a particular period of time. Pursuant to the block space agreements, we are committed to paying the agreed cargo space irrespective of whether we could fully utilize the allotted space. The terms of each block space agreement entered with our suppliers may vary, but the salient terms of a typical block space agreement are shown below:

Duration:	Normally ranging from months to not more than one year

Tonnage and rates:	An agreed level of cargo space (in terms of tonnage and/or space allocation) for each month to certain outbound routes or for certain flight schedules at pre-determined prices

Liability:

If the allotted space is not fully utilized, we are still responsible to pay for:

(i) freight charges (including other surcharges such as fuel surcharge and security surcharge) based on the agreed level of cargo space; or

(ii) cancellation fee (in addition to other surcharges such as fuel surcharge), based on the agreed level of cargo space

Aircraft charter arrangement

In contrast to regular routing flights which may require multiple connections and layovers, charter flights are characterized by its one-off nature and flexibility in terms of scheduling, routing and ports selection. A charterer(s) may rent a full charter by itself or partial charter through a consortium and decide on the departure/arrival time and destinations. Under aircraft charter arrangements, we purchase cargo space for a charter for a specified flight schedule and route at a charter price. The procurement of cargo space under aircraft charter arrangement generally contains the following salient terms:

Charter specification:	Routing, flight schedule, type or configuration of the aircraft, loading capacity/committed tonnage, charter price per chartered flight

Payment terms and deposit:	The charter price shall be settled in full prior to the chartered flight departure date

Cancellation fee:	Normally, 50% or 100% of the charter price (depending on the number of days between the cancellation date and the chartered flight departure date)

As of September 30, 2024, we had entered into 12 aircraft charter arrangements with 4 of our suppliers. As of September 30, 2024, the routes of flights under our block space and aircraft charter arrangement mainly included the outbound flights from Hong Kong to North America, Europe, Middle East and Taiwan. We believe the above-mentioned arrangements for the procurement of cargo space would enable us to have a secured supply of cargo space to cater our customers’ needs.

Our Customers

Our customers mainly comprise direct shippers and freight forwarders who act on behalf of their shipper customers. For the years ended September 30, 2024, 2023 and 2022, our total revenue attributable to (i) our largest customer accounted for approximately US$13.81 million, US$3.89 million and US$9.58 million in revenues, representing approximately 26.46%, 10.79% and 12.75% of our total revenue for the corresponding year, respectively; and (ii) our five largest customers in the aggregate accounted for approximately US$26.6 million , US$13.3 million and US$28.5 million in revenues, representing 51%, 36.89% and 37.91% of our total revenue for the corresponding year, respectively. We believe that concentration risk among our five largest customers is not significant given their respective contribution to our total revenue.

Our Suppliers

Our suppliers mainly include (i) airlines (or their GSA(s)/CSA(s)), NVOCCs and other freight forwarders for the supply of cargo space; and (ii) other suppliers for logistics related services such as palletization services, warehousing services, local and overseas transportation services, overseas custom clearance services, insurance services and x-ray screening services. As of the date of this Annual Report, we have maintained business relationships with our five largest suppliers for around 10 years on average. For the year ended September 30, 2024 and 2023, our cost of services attributable to (i) our largest supplier accounted for approximately 18.3% 26.46% and 24.04% of our total cost of services, respectively; and (ii) our five largest suppliers in aggregate accounted for approximately 47.3%, 57.55% and 51.88% of our total cost of services, respectively.

Pricing Policy

Our pricing for freight forwarding services, ancillary logistics services and warehousing services is determined on a cost-plus approach. We take into account various factors in determining our freight forwarding services fee such as market supply of and demand in the cargo space, freight charges, shipment figure and the possibility of consolidation of cargo space or co-loading. We determine our ancillary logistics services fee with reference to the quotation from our suppliers, plus a target profit margin which is determined based on the type, nature and volume of goods to be handled by us. We typically charge gate fee and parking fee on a fixed rate per truck and determine the warehousing service fees on a cost-plus approach based on the weight of cargoes and packages handled and the estimated operating cost to be incurred plus a target profit margin. In addition, we have charged a fixed rate per tonnage for our off-airport air cargo security screening service (being provided since January 2020), which is determined with reference to the prevailing market rate, irrespective of whether the customers use our air freight forwarding services or standalone air cargo security screening service.

Competition

The industry is dominated by a few state-owned companies. Our primary competitors are state-owned Sinotrans Shipping Ltd, DSV - Global Transport and Logistics, and DHL Global Forwarding. These competitors each have developed a service network nationwide and internationally and have proprietary warehouses and transportation departments.

Intellectual Property

We regard our copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law in Hong Kong, as well as confidentiality procedures and contractual provisions with our employees, contractors and others to protect our proprietary rights.

(i)	Trademarks

Trademark Number	Registration Date	Expiration Date	Trademark	Place of Registration
304125023	April 28, 2017	April 27, 2027		Hong Kong
304224807	July 31, 2017	July 30, 2027		Hong Kong

(ii)	Domain Names

No.	Domain	Registered owner	Validity period
1	nclogistics.com.hk	NCL (HK)	October 15, 2008 - October 15, 2025

Corporation Information

Our principal executive offices are located at Office A-E, 33/F, King Palace Plaza, 55 King Yip Street, Kwun Tong, Kowloon, Hong Kong, and our telephone number is +852 21486328. We maintain a website at nclogistics.com.hk.

At incorporation, NC Logistics was authorized to issue 50,000 Ordinary Shares. This was increased by adoption of an amended memorandum of association on April 11, 2023 to 2,000,000,000 Ordinary Shares, which following a further amendment of the memorandum of association dated June 19, 2023 was reduced to 100,000,000 consisting of either Ordinary Shares or preferred shares of no par value per share. By a conditional resolution of the directors dated March 24, 2023, which became effective on April 11, 2023, the Company conducted a 2,000 for 1 forward-split of its, as of the date therein, issued and outstanding shares resulting in 20,000,000 Ordinary Shares issued and outstanding as of September 30, 2024. As the Ordinary Shares are of no par value, the post-split shares are of the same denomination.

Employees

As of the date of this Annual Report, we have 38 full-time employees. The following table sets forth the number of our employees by function as of the date of this Annual Report:

	Number of
	Employees	Percentage (%)
Senior Management	6	16%
Sales Managers	4	10%
Freight Managers	3	8%
Warehouse Managers	2	5%
Logistic Mangers	1	3%
Warehouse Staff	11	29%
General and Administrative Staff	9	24%
Financial and Accounting Staff	2	5%
Total	38	100%

In general, we maintain a good working relationship with our employees and we have not experienced any material labor disputes. We value our employees and insurance agents the most and are constantly encouraging innovation, efficiency, and teamwork at the Company.

Facilities

Our headquarter is located at Office A-E, 33/F, King Palace Plaza, 55 King Yip Street, Kwun Tong, Kowloon, Hong Kong. The term of the lease is 3 years, starting from September 1, 2024 to August 31, 2027, both days inclusive. The Company anticipates that it will renew the lease. The rent amount of the lease is HK$140,712 (inclusive of government rents, government rates and management fee) per calendar month during the term, payable in advance on the first day of each month. The office takes up approximately 6,341 square feet.

Our warehouse is located at Lot Nos. 481 (partial), 482 (partial), Section A of 485 (partial), 496 (partial), 497 (partial), 498 (partial), 499 (partial), 500 (partial) and 501 (partial) in Demarcation District No. 107, Fung Kat Heung, Yuen Long, New Territories, Hong Kong. The licensing agreement for our warehouse has a term of 3 years, commencing from March 1, 2022 and expiring on February 28, 2025 (both days inclusive). During the Term, either party will have the right to terminate the contract by giving at least 90 days’ notice in writing to the other. The license fee is HK$636,655.3 (being 50% of the monthly rent and management fee of the premises) per calendar month payable monthly in advance on the 1st day of each and every calendar month. We bear 50% of all utilities outgoings in connection with the premises. The warehouse takes up approximately 120,000 square feet.

Competitive Strengths

We believe that the following competitive strengths are the key factors that have contributed to our success to date:

Substantial Industry Experience

We have an established track record of over 20 years in the freight forwarding industry in Hong Kong.

As a leading logistics provider for large-scale events and exhibitions, we are dedicated to delivering exceptional service and a stress-free logistics experience for our customers. With our team of experts, we have the knowledge and expertise to handle even the most complex logistics challenges associated with events and exhibitions.

We have a proven track record of success, having supported international trade shows such as the Hong Kong Food Festival and Hong Kong Mega Showcase, among others. Our services include managing the transportation and delivery of exhibits, displays, and materials.

We understand the importance of timeliness and efficiency when it comes to event logistics. That’s why we work closely with our customers to develop customized solutions that meet their unique needs and timelines.

To establish a solid reputation in the freight forwarding industry, we focus on the quality of our transportation services to ensure door to door service allowing customers to benefit from our expert staff for guidance with the physical movement of cargo and documentation compliance.

Long-Standing Relationship with Our Sizeable and Reputable Customers in the PRC

Our focus on providing quality services has enabled us to establish a strong customer base across different industries.

We have been able to maintain stable business relationships with our major customers. For instance, we have maintained business relationships with one of our five largest customers for the year ended September 30, 2022, for over nine years. Our Directors believe such stable relationships with our customers are indications of customers’ loyalty and recognition of our service quality and we consider such recognition the key factor leading to our success.

Experienced and Motivated Management Team

We believe that the extensive industry expertise and experience of our management team is essential to our success. Our senior management team has an average of approximately 18 years of experience with the Company and over 20 years of experience in the freight forwarding industry in the PRC. We believe that the experience and knowledge of our management team would enable us to keep abreast of our competitiveness and market landscape from time to time, recognize the needs of our customers more readily and manage our operations, specifically, labor and vehicle deployment, more efficiently.

Established Network

We have become capable of covering a larger geographic region. We believe that our wide range of services offered has provided us with a significant competitive advantage over other local service providers in the Hong Kong that only offer limited types of road trucking services with fixed routes, itinerary, and schedules.

To maximize revenue and to best serve our customers, we outsource transportation jobs when our own fleets are occupied. We have engaged a pool of six external transportation companies as our subcontractors. We continuously conduct a comprehensive assessment of our subcontractors in order to better control the quality of their services.

Fleet and Maintenance System Designed to Optimize Life Cycle Investment

Our fleet represents our largest capital investment, a visible representation of our brand for customers and drivers and a large portion of our controllable costs. We select, maintain and dispose of our fleet based on rigorous analysis of our investments and operating cost.

We use machinery and equipment to provide freight forwarding services, ancillary logistics services and warehousing services.

The following table sets out the details of the major types of our owned machinery and equipment, categorized by type, for the fiscal years ended September 30, 2024 and 2023:

Type of machinery and equipment	Estimated useful life (months)	Total number of machinery and equipment owned by our Group		Average remaining useful lives as at (months)
		2023	2024	2023	2024
Truck	40 months	2	2	0	0
Forklift	40 months	2	2	0	0
(New) Forklift	40 months	2	2	18	6

In general, the useful life of our motor vehicles and forklifts is estimated to be 40 months. According to our accounting policies, depreciation of our property, plant, and equipment is calculated at rates sufficient to write off their costs less their residual values over their estimated useful lives on a straight-line basis. The calculation of the average remaining useful life is based on the average accounting useful life of each piece of machinery deducted by its years of service. For this purpose, machinery with years used exceeding its estimated useful life shall have nil remaining useful life. As the two trucks mentioned in the table above were acquired by the Company between January and May 2017, respectively, the years of service exceeded their estimated useful lives (i.e., 40 months). Accordingly, the average remaining useful lives for the two trucks were nil as of September 30, 2024 and 2023. As the two forklifts mentioned in the table above were acquired by the Company in June 2019, their years of service exceeded their estimated useful life (i.e., 40 months). Accordingly, the average remaining useful lives for the two forklifts were nil as of September 30, 2024 and 2023. The two new forklifts mentioned in the table above were acquired by the Company in November 2021. The average remaining useful lives for the two new forklifts were 6 and 18 as of September 30, 2024 and 2023 respectively.

During the fiscal years ended September 30, 2024 and 2023, when our machinery and equipment were out of order, they were sent to third-party repair companies to be repaired. Our directors believe that the good condition of machinery and equipment is important to the efficient and smooth performance of our services and to our workplace safety. For the years ended September 30, 2024 and 2023, the expenses incurred in the repair and maintenance of machinery and equipment amounted to approximately US$10,000 and US$16,000, respectively.

We generated cost and revenue synergies with increased operational efficiencies and cost control through the adoption of best practices and capabilities.

We are committed to safe and secure operations. We conduct a mandatory driver qualification process, including preparing drivers on safety procedures. We have teams focused on personnel safety, regulatory compliance and adoption of a comprehensive insurance.

Legal Proceedings

We filed a lawsuit against a PRC customer who defaulted in its payments owing to the Company of approximately U.S. $345,680 (HK$2.7 million). Based on the final rulings from the relevant courts, the PRC customer was ordered, among others, to repay the outstanding trade receivables in the amount of approximately U.S. $345,680 (HK$2.7 million) owed to the Company. The PRC customer since then has declared bankruptcy and the Company has decided to not pursue the enforcement against the PRC customer.

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Regulations Related to our Business Operations Hong Kong

Our operations are subject to numerous laws and regulations of Hong Kong in a number of areas including, but not limited to, areas of labor and employment, immigration, advertising, e-commerce, tax, import and export requirements, data privacy requirements, anti-competition, and environmental, health, and safety. We have implemented policies and procedures designed to help comply with applicable laws and regulations. We strive to stay up-to-date on any new laws or regulations that may affect the Company or our customers in order to provide custom IT solutions that comply with such laws and regulations.

Aviation Security Ordinance (Chapter 494 of the Laws of Hong Kong)

The Aviation Security Ordinance (the “ASO”) provides for the prevention and suppression of acts of violence against civil air transport and for connected purposes. The ASO constitutes the comprehensive legislation for implementation of the conventions and agreements on aviation security promulgated by the International Civil Aviation Organization (the “ICAO”).

To safeguard aircrafts against acts of unlawful interference, the ICAO has laid down standards and recommended practice in Annex 17 to the Convention on International Civil Aviation (the “CICA”) on the security measures required to be implemented by contracting states. To ensure that security of air cargo is in line with Annex 17 to the CICA, the Hong Kong Aviation Security Programme, which is enforceable under the ASO, has incorporated the Regulated Agent Regime (the “RAR”) since March 2000. A cargo handling agent, a freight forwarder or any other entity who conducts business with an airline can apply for registration as a regulated agent (“RA”) who is required to comply with the requirements in respect of an RA in the Hong Kong Aviation Security Programme in order to prevent the unauthorized carriage of explosives and incendiary devices in the consignments of cargo intended for carriage by air.

Under the RAR, an RA is obliged, among other obligations, to ensure that the appropriate security controls acceptable by the Civil Aviation Department (the “CAD”) are properly implemented upon the acceptance of cargo for carriage by air unless the consignment is from a known consignor recognized by an RA and to ensure that a consignment of cargo is safeguarded against unauthorized interference after its reception and to make best endeavors to protect it from unauthorized interference until the consignment is accepted by another RA or an airline.

An RA shall also ensure that a consignment of cargo accepted from a known consignor (“KC”), an RA should undergo the following cargo acceptance procedures:

a)	Conduct documentation check to ensure
	(i)	consignment of cargo is accompanied by a full description of the contents in the shipping documents (e.g. airway bills or shipper’s letter of instructions);
	(ii)	shipping documents contain at least the nature/ content of the consignment; quantity of the consignment (including weight, number of packages, dimensions/ volume); KC Code of the tendering KC validated by CAD if the consignment is directly received from a KC without routing through an RA; RA code of the tendering RA if the consignment is received routing through another RA and security status of the cargo consignment if the consignment is received from a KC/ RA;
	(iii)	status of the KC or the tendering RA is checked against the CAD’s register; and
	(iv)	if in doubt, the identity of the person delivering the cargo consignment is verified (e.g. check of company identification document) to ascertain that the person is the authorized representative of the KC, the tendering RA, RACSF, the warehouse contractor or the transportation contractor.

b)	Conduct appearance check to ensure:-
	(i)	the quantity, weight, dimension and outer physical appearance of the cargo assignment is reasonably checked against the information contained in the shipping documents and in the pre-declaration;
	(ii)	the packaging of the consignment is examined for any signs of tampering and suspicion;

	(iii)	when secure transportation (ST) means accepted by CAD are used to deliver and safeguard the known cargo (including screened cargo) consignment from unlawful interference, the information including seal serial numbers against the pre-declaration is verified before acceptance. The ST means shall be examined for any signs of tampering and suspicion.
c)		if an RA receives consignment with unknown status from the tendering RA / KC (i.e. no annotation of security status on shipping documents), the RA shall deliver the consignment to either RACSF or cargo terminal operator for security screening.

RAs shall also maintain an orderly documentation and record system. Documents such as airway bills, cargo manifests and relevant instructions from consignors should be kept for at least 31 days after the consignment is flown.

Further, each RA must have at least two staff members who have either attended and completed a training programme acceptable to the CAD or have passed the RA Revalidation Test organized by the CAD. The relevant passing qualification and training certificates are valid for a period of three years, hence, the relevant RAs should arrange for revalidation of the same by their expiry.

The RACSF scheme is an initiative in line with the latest policy direction on air cargo security issued by the ICAO in September 2016, which requires all consignors to have been approved by the CAD as validated known consignors from June 30, 2021. Otherwise, all cargo handled by the consignor would be subject to 100% security screening prior to being loaded onto a commercial aircraft, save for the following categories of cargo which are exempted from security screening, which include (a) transit cargo; (b) transfer cargo; (c) human remains / ashes; (d) livestock; (e) biomedical samples, vaccines and other perishable medical items; (f) life-sustaining items such as blood, blood products, bone marrow and human organs; (g) official diplomatic bags / pouches; and (h) radioactive materials packaged accordingly. The exempted cargo shall be clearly declared on shipping documents and be accompanied with, if any, necessary documents as required by relevant government department for tendering the cargo (e.g. sanitary certificate). In order to fully implement such policy direction, the CAD had developed a transitional arrangement for RAs, from January 2020 to June 2021, under which, the percentage of cargo tendered by consignors not approved by the CAD RAs were required to screen prior to the air cargo being loaded on-board gradually increased from 25% to 100%.

In anticipation of an upsurge in screening demand, the RACSF scheme which enables and regulates air cargo screening at off-airport locations was formulated. Any entity which intends to conduct air cargo security screening operations in their premises may apply for acceptance by the CAD to become a RACSF operator. Each RACSF operator must have at least two nominated persons for cargo security who have attended and completed the RACSF operator training programme acceptable to the CAD. The relevant training certificates are valid for a period of three years, hence, the relevant RACSF operator should arrange for revalidation of the same by their expiry.

Registration of RACSF is site-specific. Premises, such as warehouse, for processing and storage of consignments of air cargo shall be secured and access-controlled to prevent and detect unauthorized access such that introduction of explosives and incendiary devices into air cargo consignment can be prevented. The size of cargo processing area is not a factor to be considered for RACSF application as long as the above principle can be complied with. Application should normally be made by the actual operator of the screening site. If the RACSF is to be operated by a shared warehouse operator serving multiple RAs, the application should be made by the warehouse operator instead of by the client RAs. If the RACSF is a self-provided warehouse of an RA, the application should be made by the RA. If an operator intends to operate screening facility at more than one site, the operator is required to file separate applications to the CAD for acceptance of each of these sites. RACSF applicants are required to submit applications for relevant license(s) under the Radiation Ordinance (Chapter 303 of the Laws of Hong Kong) to and obtain approval on their applications from Radiation Board of Hong Kong for each x- ray screening equipment before the CAD’s pre-registration inspection.

There are two routes for application for registration as RACSF, (i) the applicants who have not acquired x-ray screening equipment, and (ii) the applicants who have acquired x-ray screening equipment and/or are performing screening operations. If the x-ray equipment has not been acquired, the applicant should specify the model of the x-ray equipment to be installed at the RACSF, and provide the background information regarding the equipment when submitting the application for initial assessment, including (i) technical specifications; (ii) documents demonstrating that the equipment is certified by other authorities; and (iii) any other information that may be useful for the assessment, e.g. list of airports/facilities that the subject x-ray equipment are currently in use.

In the event the x-ray equipment has not been acquired, the proposed warehouse facility is still in the planning stage and the site cannot be made available immediately for physical inspection by the CAD, the RACSF applicant may still submit an RACSF application to the CAD for consideration or initial acceptance in-principle. In this case, the applicant should (i) provide a written explanation to the CAD detailing the reasons why the subject site is not available at the moment; and (ii) as far as practicable, generally outline the tentative security measures and arrangements for the application. The final acceptance of RACSF will be subject to (i) the provision of all the required documents; and (ii) the results of the pre-registration inspection(s) to ensure that all appropriate security measures and arrangements are in place.

There is no expiry date on RACSF registration as long as the RACSF operator is able to continuously comply with the relevant requirements. RACSF is subject to CAD’s monitoring of the compliance with the RACSF Security Programme, Handling Procedures for RACSF, notices and any other directions given from time to time by the CAD. The RACSF operator shall conduct regular self-assessment with reference to the RACSF Security Programme and the Handling Procedures for RACSF, at least once every two years, in order to identify deficiencies or security procedures that are not being properly implemented or that may require enhancement. The results of each self-assessment shall be maintained for two years and be available for the announced and unannounced inspections by the CAD. The RACSF operator shall also (i) ensure screening equipment is used properly, maintained in a safe and serviceable condition; (ii) ensure regular operational calibration checks are carried out, and keep these records for at least two years for the CAD’s inspection; (iii) ensure equipment is immediately removed from operational use if there is any evidence to suggest that it is not operating properly, until the RACSF operator is satisfied that it has been repaired and is fully serviceable; and (iv) ensure that screening requirements conforms to the stated requirements and that any licensing requirements are satisfied, prior to bringing it into operations; and (v) inform the CAD in writing as soon as reasonably possible if there is any change of the information contained in the application form. Non-compliance may result in suspension or de-registration of the RACSF status.

Radiation Ordinance (Chapter 303 of the Laws of Hong Kong) and Radiation (Control of Irradiating Apparatus) Regulations (Chapter 303B of the Laws of Hong Kong)

The Radiation Ordinance controls the import, export, possession and use of radioactive substances and irradiating apparatus and the prospecting and mining for radioactive minerals and for purposes connected therewith.

Section 7 of the Radiation Ordinance provides that no person shall, except under and in accordance with a license duly issued under the ordinance, have in his possession or use, any radioactive substance or irradiating apparatus. Any person who contravenes the said provisions shall be guilty of an offence and shall be liable to a fine of HK$50,000 and to imprisonment for two years, and in the case of continuing offence, be liable to an additional fine of HK$2,500 for every day during the whole or any part of which such offence is knowingly and willfully continued.

Under the Radiation (Control of Irradiating Apparatus) Regulations, every licensee shall cause the license to be exhibited at a conspicuous place at the approved premises where the irradiating apparatus is situated. Any licensee who fails to comply with the said provisions shall be guilty of an offence and be liable on conviction to a fine of HK$6,000.

Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong)

The Factories and Industrial Undertakings Ordinance (the “FIUO”) provides for the safety and health protection to workers in the industrial sector; and relates to, among others, factories and industrial undertakings. Under FIUO, an “industrial undertaking” includes but not limited to, the loading, unloading, or handling of goods or cargo at any dock, quay, wharf, warehouse or airport, and a “proprietor” in relation to any industrial undertaking includes the person for the time being having the management or control of the business carried on in, inter alia, such industrial undertaking.

Pursuant to section 6A(3) of the FIUO, it shall be the duty of every proprietor of an industrial undertaking to ensure, so far as is reasonably practicable, the health and safety at work of all persons employed by him at the industrial undertaking. A proprietor of an industrial undertaking who contravenes such duty commits an offence and is liable (a) on summary conviction to a fine of HK$3,000,000; or (b) on conviction on indictment to a fine of HK$10,000,000. In the case of a willful contravention without reasonable excuse, pursuant to section 6A(4), such proprietor commits an offence and is liable (a) on summary conviction to a fine of HK$3,000,000 and to imprisonment for 6 months; or (b) on conviction on indictment to a fine of $10,000,000 and to imprisonment for 2 years.

Under the FIUO, there are over 30 sets of subsidiary regulations covering various aspects of hazardous work activities in factories, building and engineering construction sites, catering establishments, cargo and container handling undertakings and other industrial workplaces. The subsidiary regulations prescribe detailed safety and health standards on work situations, plant and machinery, processes and substances.

Factories and Industrial Undertakings (Lifting Appliances and Lifting Gear) Regulations (Chapter 59J of the Laws of Hong Kong)

The Factories and Industrial Undertakings (Lifting Appliances and Lifting Gear) Regulations (the “FIU(LALG)R”) lay down, among others, the legal requirements for the testing, examination and inspection of lifting appliances and lifting gear used for raising or lowering or as a means of suspension in any industrial undertaking (the “Lifting Equipment”). Every employer providing Lifting Equipment for use at work, and every person having control of such use, should observe and ensure compliance with these regulations. In particular, the Lifting Equipment must be made of strong and sound material, properly maintained, and thoroughly examined by a competent examiner at least once every 12 months and certified by the competence examiner in an approved form as being in a safe working order; the Lifting Equipment should not be loaded beyond the maximum safe working load; and that no load is left suspended from a Lifting Equipment unless a competent person is in charge of the lifting appliance during the period of suspension.

Pursuant to regulation 19 of the FIU(LALG)R, any owner of the Lifting Equipment who contrives any of these regulations commits an offence, and shall be liable on conviction to a fine ranging from HK$25,000 to HK$400,000, or a fine of HK$400,000 and imprisonment for 12 months.

Factories and Industrial Undertakings (Cargo and Container Handling) Regulations (Chapter 59K of the Laws of Hong Kong)

The Factories and Industrial Undertakings (Cargo and Container Handling) Regulations (the “FIU(CCH)R”) provide for the requirements on safety of workers employed in industrial undertakings of loading, unloading or handling of cargo and goods at docks, quays or wharves as well as those employed in industrial undertakings of loading, unloading, handling, stacking, unstacking, storing or maintaining (including repairing) of freight containers. In particular:

●	Regulation 7 requires that the owner of a fork-lift truck shall not use or cause or permit the use of the truck for cargo or container handling unless (i) it is properly maintained; and (ii) the person operating it is trained and competent to operate it.

●	Regulation 9 requires that, where cargo or goods are placed on a dock, quay or wharf (a) a clear passage leading to the means of access to any vessel which is lying at a the dock, quay or wharf shall be maintained on the dock, quay or wharf; and (b) if any space is left along the edge of the dock, quay or wharf, it shall be at least 900 millimeters wide and clear of all obstructions, other than fixed structures, plant and appliances in use.

●	Regulation 10B requires the proprietor to ensure that no person works on top of a container unless adequate precautions have been taken to prevent persons falling therefrom.

The proprietors of industrial undertakings (as defined in the FIUO) engaged in the aforementioned activities are responsible for ensuring that the regulations are observed. Pursuant to regulation 17 of the FIU(CCH)R, any person who contravenes regulation 7, 9 or 10B commits an offence, and shall be liable on conviction to a fine of HK$100,000, HK$100,000 or HK$400,000, respectively.

Factories and Industrial Undertakings (Fire Precautions in Notifiable Workplaces) Regulations (Chapter 59V of the Laws of Hong Kong)

The Factories and Industrial Undertakings (Fire Precautions in Notifiable Workplaces) Regulations (the “FIU(FPNW)R”) provide for the prevention of the outbreak of fire, the spread of fire and smoke in case of fire, the provision of fire fighting equipment and the maintenance of fire escapes in notifiable workplaces.

Pursuant to regulation 6 of the FIU(FPNW)R, the Commissioner for Labour may, by notice in writing, require the proprietor of any notifiable workplace to provide and maintain at that workplace, in addition to any fire service installation or equipment already in that workplace, means for fighting fire appropriate to the size, type and nature of the undertaking being carried on, which shall be so placed as to be readily available for use; and the proprietor shall comply with such notice.

Pursuant to regulation 8 of the FIU(FPNW)R, the proprietor of a notifiable workplace shall not carry out or cause or permit to be carried out or suffer the continuance of any alteration or addition to a notifiable workplace as it is shown on the plans of the building approved by the Building Authority under Part 2 of the Buildings Ordinance.

Pursuant to regulation 14 of the FIU(FPNW)R, any person who contravenes such regulations commits an offence, and shall be liable on conviction to a fine ranging from HK$25,000 to HK$400,000, or a fine of HK$400,000 and imprisonment for 6 months.

Factories and Industrial Undertakings (Loadshifting Machinery) Regulation (Chapter 59AG of the Laws of Hong Kong)

The Factories and Industrial Undertakings (Loadshifting Machinery) Regulation (the “FIU(LM)R”) is to ensure that the loadshifting machine used in industrial undertakings is operated by a person who has attended a relevant training course and holds a valid certificate.

Pursuant to regulation 3 of the FIU(LM)R, the responsible person of a loadshifting machine shall ensure that the machine is only operated by a person who has attained the age of 18 years, and holds a valid certificate applicable to the type of loadshifting machine to which that machine belongs. Under the FIU(LM)R, loadshifting machines used in industrial undertakings refer to fork-lift trucks.

Pursuant to regulation 8 of the FIU(LM)R, a responsible person who without reasonable excuse contravenes section 3 commits an offence and is liable to a fine of HK$50,000.

Dangerous Goods Ordinance (Chapter 295 of the Laws of Hong Kong), Dangerous Goods (Application and Exemption) Regulation 2012 (Chapter 295E of the Laws of Hong Kong) and Dangerous Goods (Control) Regulation (Chapter 295G of the Laws of Hong Kong).

The Dangerous Goods Ordinance (“DGO”) controls the usage, storage, manufacturing and conveyance of the dangerous goods, and sets out the relevant licensing requirements in relation to these activities. The Dangerous Goods (Application and Exemption) Regulation 2012 list out the substances which fall within the meaning of dangerous goods under the DGO. The Dangerous Goods (Control) Regulation provide the exempted categories and quantity of the dangerous goods for which a license is not required for the conveyance, storage and use of the dangerous goods, and stipulate certain requirements in relation to the storage of dangerous goods.

Pursuant to the DGO, storage of dangerous goods in excess of the prescribed exempted quantity shall require a dangerous goods license. The DGO applies to, among others, all explosives, compressed gases, petroleum and other substances giving off inflammable vapors, substance giving off poisonous gas or vapor, corrosive substances, substances which become dangerous by interaction with water or air, and substances liable to spontaneous combustion or of a readily combustible nature. Pursuant to section 6 of the DGO, no person shall store any dangerous goods in excess of exempted quantity in any premises or places without a license issued by the director of the Fire Services Department.

Pursuant to section 10 of the DGO, no person shall deliver to any warehouse owner or carrier from any part of Hong Kong by land or water unless the (a) true name or description of such goods is distinctly written, printed or marked in English and Chinese on the outside of the case or other package containing such goods; (b) the prescribed label, if any, is attached to the outside of the case or other package containing such goods; and (c) in the case of delivery, notice in writing has been given to any warehouse owner or carrier of the true name or description of such goods and the dangerous nature thereof.

Pursuant to section 14 of the DGO, any person who contravenes section 6 of the DGO shall be guilty of an offence and shall be liable to a fine of HK$100,000 and to imprisonment for 6 months on first offence, and a fine of HK$200,000 and to imprisonment for 12 months on subsequent offence. Further, any person who contravenes sections 8 and 10 of the DGO shall be guilty of an offence and shall be liable to a fine of HK$100,000 and to imprisonment for 6 months.

Pursuant to section 15 of the DGO, any employee or agent of any person holding a license issued under the DGO who commits an offence under this ordinance is liable for such offence and to the penalty provided therefor, unless he proves that the offence was committed without his knowledge or consent and that he had exercised all due diligence to prevent the commission of the offence. Pursuant to section 16 of the DGO, where an offence under the DGO is committed by a company, every director and every officer concerned in the management of the company shall be guilty of the like offence unless he proves that the act constituting the offence took place without his knowledge or consent.

Dangerous Goods (Consignment by Air) (Safety) Ordinances (Chapter 384 of the Laws of Hong Kong) and Dangerous Goods (Consignment by Air) (Safety) Regulations (Chapter 384A of the Laws of Hong Kong)

The Dangerous Goods (Consignment by Air) (Safety) Ordinance is to control, in the interests of safety, the preparation, packing, marking, labeling and offering of dangerous goods for carriage by air, and for matters connected therewith. The Dangerous Goods (Consignment By Air) (Safety) Regulations (the “DGR”) provides that consignors i.e. shippers and freight forwarders must ensure all dangerous goods are properly classified, packed, marked, labelled and documented before they are offered for air transportation.

Pursuant to regulation 6 of the DGR, the consignor should complete (i) an air waybill which shall: (a) refer to the particular dangerous goods transport document completed in respect of the dangerous goods, and (b) specify where appropriate the category or quantity of the dangerous goods; and (ii) a dangerous goods transport document which shall (a) classify and describe the dangerous goods, and (b) contain a certification signed by or on behalf of the shipper. A copy of the air waybill and dangerous goods transport document in respect of any dangerous goods shall be retained by the consignor of the goods, or by each consignor if there are more than one, for a period of not less than 6 months commencing on the date on which the goods are first consigned. If the consignor fails to retain the required documents without reasonable excuse contravenes, the consignor commits an offence and is liable to a fine of HK$25,000 and imprisonment for 6 months.

International Conventions – Carriage of goods by air

In relation to carriage of goods by air, the relevant international conventions are the Warsaw Convention for the Unification of Certain Rules Relating to International Carriage by Air 1929 (the “Warsaw Convention”) and the Montreal Convention for the Unification of Certain Rules for International Carriage by Air 1999 (the “Montreal Convention”).

The Warsaw Convention

The Warsaw Convention was an international convention which regulates liability for international carriage of persons, luggage or goods performed by aircraft for reward. It was originally signed in 1929 in Warsaw and was amended in 1955 by the Hague Protocol. Hong Kong still applies the Amended Warsaw Convention to international air carriages to countries that have adopted the Amended Warsaw Convention but not the Montreal Convention.

The Montreal Convention and the Carriage by Air Ordinance (Chapter 500 of the Laws of Hong Kong)

The Montreal Convention was designed to establish worldwide uniformity in liability rules governing air carriage of person, baggage and cargo for compensation between two countries which are parties to it. Hong Kong ratified the Montreal Convention on December 15, 2006. The Montreal Convention was put into force in Hong Kong under the Carriage by Air Ordinance.

The provisions of the Montreal Convention, as set out in schedule 1A of the Carriage by Air Ordinance, so far as they relate to the rights and liabilities of carriers, carriers’ servants and agents, passengers, consignors, consignees and other persons, and subject to the Carriage by Air Ordinance, have the force of law in relation to any carriage by air to which the Montreal Convention applies, irrespective of the nationality of the aircraft performing that carriage.

Article 18 of the Montreal Convention determines the extent of the carriers’ liability during carriage of cargoes. Article 18(1) states that the carrier is liable for damage sustained in the event of the destruction or loss of, or damage to, cargo upon condition only that the event which caused the damage so sustained took place during the carriage by air. Article 18(2) provides the following four defenses to the carrier:

(a)	inherent defect, quality or vice of that cargo;

(b)	defective packing of that cargo performed by a person other than the carrier or its servants or agents;

(c)	an act of war or an armed conflict; and/or

(d)	an act of public authority carried out in connection with the entry, exit or transit of the cargo.

Our Group is not liable for damage sustained in the event of the destruction or loss of, or of damage to, any registered baggage or any cargo, if the occurrence which caused the damage so sustained took place during the carriage by air. Our Group may, however, be held contractually liable to our customers for the loss or damage of their cargoes if such loss or damage is caused by our servants, employees or the independent contractors employed by our Group while the cargoes are within their custody or possession or by defective packing of the cargoes performed by our servants, employees or the independent contractors.

International environmental conventions

Certain international environmental conventions and agreements also apply to Hong Kong, these include:

The United Nations Framework Convention on Climate Change (UNFCCC), 1992 and the Kyoto Protocol were extended to Hong Kong from May 2003 to achieve stabilization of atmospheric concentrations of greenhouse gases at levels that would prevent dangerous anthropogenic (human-induced) interference with the climate system.

Vienna Convention for the Protection of the Ozone Layer, 1985, as supplemented by Protocol in 1987 (amended in 1990 and 1992) also apply to Hong Kong, for the protection of the ozone layer by taking precautionary measures to regulate and control global emissions of ozone depleting substances so as to protect human health and the environment from harmful effects.

Ozone Layer Protection Ordinance (Chapter 403 of the Laws of Hong Kong)

Ozone Layer Protection Ordinance (“OLPO”) gives effect to the international obligations of Hong Kong in respect of, among other matters, the Vienna Convention for the Protection of the Ozone Layer of 1985, which includes controls over the use and import of products which are considered “ozone depleting” under OLPO. Under section 3(1) of OLPO, subject to section 3(2) thereof, a person who manufactures a scheduled substance commits an offence and is liable to (a) a fine of HK$1,000,000 and imprisonment for 2 years; and (b) a fine of HK$100,000 for each day on which the offence continues. Under section 4 of OLPO, a person who imports or exports a scheduled substance as stipulated under OLPO without a license commits an offence and is liable to a fine of HK$1,000,000 and to imprisonment for 2 years.

Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong)

The Import and Export Ordinance (the “IEO”) provides for the regulation and control of the import of articles into Hong Kong, the export of articles from Hong Kong, the handling and carriage of articles within Hong Kong which have been imported into Hong Kong or which may be exported from Hong Kong, and any matter incidental to or connected with the foregoing.

Under section 18 of the IEO, any person who (a) imports any unmanifested cargo; or (b) exports any unmanifested cargo, shall be guilty of an offence and shall be liable (i) on summary conviction to a fine of HK$500,000 and imprisonment for 2 years; and (ii) on conviction on indictment to a fine of HK$2,000,000 and imprisonment for 7 years. It shall be a defense to a charge under section 18 of the IEO if the defendant proves that he did not know and could not with reasonable diligence have known that the cargo was unmanifested.

Under section 18A(1) of the IEO, any person who knowingly (a) has possession of any cargo; (b) assists with the carrying, removing, depositing, harboring, keeping or concealing of any cargo; or (c) otherwise deals with any cargo, with intent to export the cargo without a manifest or with intent to assist another person to export the cargo without a manifest, is guilty of an offence and liable (i) on summary conviction to a fine of HK$500,000 and imprisonment for 2 years; and (ii) on conviction on indictment to a fine of HK$2,000,000 and imprisonment for 7 years.

Under section 35A(1) of the IEO, any person who knowingly (a) has possession of any article, the carriage of which is restricted under the IEO; (b) has possession of any article, the export of which is prohibited under any law in force in Hong Kong or is prohibited other than in accordance with a license issued under the IEO; (c) assists with the carrying, removing, depositing, harboring, keeping or concealing of any article, the carriage of which is restricted under the IEO; (d) assists with the carrying, removing, depositing, harboring, keeping or concealing of any article, the export of which is prohibited under any law in force in Hong Kong or is prohibited other than in accordance with a license issued under the IEO; (e) otherwise deals with any article, the carriage of which is restricted under the IEO; or (f) otherwise deals with any article, the export of which is prohibited under any law in force in Hong Kong or is prohibited other than in accordance with a license issued under the IEO, with intent to evade the restriction or prohibition or to assist another person to evade the restriction or prohibition, is guilty of an offence and liable (i) in the case where contravention of the restriction or prohibition is punishable otherwise than as an indictable offence, on conviction to a fine of HK$500,000 and imprisonment for 2 years; or (ii) in the case where contravention of the restriction or prohibition is punishable as an indictable offence (A) on summary conviction to a fine of HK$500,000 and imprisonment for 2 years; and (B) on conviction on indictment to a fine of HK$2,000,000 and imprisonment for 7 years.

Under section 6A(2) of the IEO, a person who import or export an article specified in schedule 1 to the Import and Export (Strategic Commodities) Regulations (Chapter 60G of the Laws of Hong Kong) except under and in accordance with an import or export license issued by the Director-General of Trade and Industry commits an offence and is liable (a) on summary conviction to a fine of HK$500,000 and imprisonment for 2 years; and (b) on conviction on indictment to an unlimited fine and imprisonment for 7 years.

Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong)

Regulations 4 and 5 of the Import and Export (Registration) Regulations (the “IE(R)R”) sets out that every person who imports or exports or re-exports any article other than an exempted article shall lodge with the Commissioner of Customs and Excise (the “C&E Commissioner”) an accurate and complete import or export declaration relating to such article using services provided by a specified body, in accordance with the requirements that the C&E Commissioner may specify. Every declaration shall be lodged within 14 days after the importation or exportation of the article to which it relates.

Any person who fails or neglects to lodge such declaration within 14 days after the importation or exportation of the article to which it relates, without any reasonable excuse, shall be liable on summary conviction to a fine of HK$2,000; and commencing on the day following the date of conviction to a fine of HK$100 in respect of every day during which his failure or neglect to lodge such declaration in that manner continues. Regulations 4 and 5 of the IE(R)R also provide that any person knowingly or recklessly lodges any declaration with the C&E Commissioner that is inaccurate in any material particular shall be guilty of an offence and shall be liable on summary conviction to a fine of HK$10,000.

Regulation 7 of the IE(R)R sets out the charges payable on the late lodgment of import or export declarations, in addition to the penalty set out in regulations 4 and 5 of the IE(R)R, in respect of different total values of articles specified in the import or export declaration and different time period of late lodgment of the import or export declaration.

Motor Vehicles Insurance (Third Party Risks) Ordinance (Chapter 272 of the Laws of Hong Kong)

The Motor Vehicles Insurance (Third Party Risks) Ordinance (the “MVI(TPR)O”) provides for the protection of third parties against risks arising out of the use of motor vehicles.

Pursuant to section 4 of the MVI(TPR)O, it shall not be lawful for any person to use, or to cause or permit any other person to use, a motor vehicle on a road unless there is in force in relation to the user of the vehicle by that person or that other person, as the case may be, such a policy of insurance or such a security in respect of third party risks as complies with the requirements of the MVI(TPR)O. If a person acts in contravention of such requirement, he shall be liable to a fine of HK$10,000 and to imprisonment for 12 months, and a person convicted of an offence shall (unless the court for special reasons thinks fit to order otherwise) be disqualified from holding or obtaining a licence to drive a motor vehicle for such period as the court may determine being not less than 12 months nor more than three years from the date of conviction.

Air Pollution Control (Non-Road Mobile Machinery) (Emission) Regulation (Chapter 311Z of the Laws of Hong Kong)

The Air Pollution Control (Non-Road Mobile Machinery) (Emission) Regulation (the “APC(NRMM)R”) aims to bring non-road mobile machinery (“NRMM”), which includes regulated machines and non-road vehicles, under emission control in line with environmentally advanced countries.

Starting from December 1, 2015, pursuant to sections 5 and 6 of the APC(NRMM)R, only approved or exempted NRMMs with a proper label are allowed to be used in specified activities and locations, including restricted areas of the airport, container terminals and backup facilities, construction sites and designated waste disposal facilities. A person who contravenes such requirement commits an offence and is liable on conviction to a fine of $200,000 and imprisonment for 6 months. A person who uses a NRMM without a proper label is liable to a fine of up to HK$50,000 and imprisonment for three months.

However, pursuant to section 11 of the APC(NRMM)R, existing NRMMs which are already in Hong Kong on or before November 30, 2015 may, on application, be exempted from complying with the emission requirements.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance (the “OSHO”) provides for the safety and health protection to employees in workplace, both industrial and non-industrial.

Pursuant to section 6 of the OSHO, every employer must, so far as reasonably practicable, ensure the safety and health at work of all the employees by, so far as reasonably practicable:

(a)	providing and maintaining plant and systems of work that are safe and without risks to health;

(b)	making arrangements for ensuring, safety and absence of risks to health in connection with the use, handling, storage or transport of plant and substances;

(c)	providing information, instruction, training and supervision as may be necessary to ensure the safety and health at work of the employees;

(d)	as regards any workplace under the employer’s control, (i) maintaining the workplace in a condition that is safe and without risks to health; or (ii) providing or maintaining means of access to and egress from the workplace that are safe and without any such risks; and

(e)	providing or maintaining a working environment for the employees that is safe and without risks to health.

Pursuant to section 6 of the OSHO, an employer who fails to comply with above provisions commits an offence and is liable (a) on summary conviction to a fine of HK$3,000,000; or (b) on conviction on indictment to a fine of HK$10,000,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable (a) on summary conviction to a fine of HK$3,000,000 and imprisonment for 6 months; or (b) on conviction on indictment to a fine of HK$10,000,000 and imprisonment for 2 years.

The Commissioner for Labour is empowered to issue improvement notices and suspension notices against activity of workplace which may create an imminent hazard to the employees. Failure to comply with such notices constitutes an offence punishable by a fine of HK$400,000 and HK$1,000,000 respectively and imprisonment of up to 12 months, as well as a further fine of HK$100,000 for each day during which the offender knowingly and intentionally continues failing to comply with the suspension notice.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employee’s Compensation Ordinance (the “ECO”) provides for the payment of compensation to employees who are injured in the course of their employment. The ECO establishes a no-fault and non- contributory employee compensation system for work injuries, and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases under the ECO.

Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. An employee who suffers incapacity arising from an occupational disease is entitled to receive the same compensation as that payable to an employee injured in an accident arising out of and in the course of employment, if the disease is one due to the nature of any occupation in which he was employed at any time within the prescribed period immediately preceding the incapacity caused.

Pursuant to section 40 of the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance to cover their liabilities both under the ECO and at common law for injuries at work in respect of all their employees, irrespective of the length of employment contract or working hours, full-time or part-time employment. An employer who contravenes such requirement commits an offence and is liable (a) on conviction upon indictment to a fine of HK$100,000 and imprisonment for two years; and (b) on summary conviction to a fine of HK$100,000 and imprisonment for one year.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance (the “MWO”) provides for a minimum wage at an hourly rate for certain employees. The MWO establishes a statutory minimum wage (“SMW”) regime aimed at striking an appropriate balance between forestalling excessively low wages and minimizing the loss of low-paid jobs while sustaining Hong Kong’s economic growth and competitiveness.

The SMW rate has been raised to HK$40 per hour with effect from May 1, 2023.

Save for certain exceptions specified under section 7 of the MWO, the SMW applies to all employees, whether they are monthly-rated, weekly-rated, daily-rated, hourly-rated, piece-rated, permanent, casual, full-time, part-time or other employees, and regardless of whether they are employed under a continuous contract as defined in Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”). Any provision in the contract of employment seeking to extinguish or reduce the employee’s SMW entitlement shall be void under the law.

Failure to pay the SMW amounts to a breach of wage provisions under the EO. According to the EO, an employer who willfully and without reasonable excuse fails to pay wages to an employee when it becomes due is liable to prosecution and, upon conviction, to a fine of HK$350,000 and imprisonment for three years. Where a wage offence committed by a body corporate is proved to have been committed with the consent or connivance of, or to be attributable to any neglect on the part of, any director, manager, secretary or other similar officer of the body corporate, such person shall be guilty of the like offence and, upon conviction, is liable to the same penalty.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Scheme Ordinance (the “MPFSO”) provides for, inter alia, the establishment of a system of privately managed, employment-related mandatory provident fund (“MPF”) schemes to accrue MPF benefits for members of the workforce when they retire.

Pursuant to section 7A of the MPFSO, the employer and its relevant employee, being an employee of 18 years of age or over and below retirement age which is 65 years of age, are each required to make contributions to the registered scheme at 5% of the relevant employees’ relevant income, meaning any wages, salary, leave pay, fee, commission, bonus, gratuity, perquisite or allowance expressed in monetary terms, paid or payable by an employer to the relevant employee in consideration of his employment under his contract of employment. An employer must ensure that contributions required to be made in accordance with this section in respect of an employee of the employer are paid to the approved trustee of the registered scheme of which the employee is a member within the period and in the manner prescribed by the regulations.

Pursuant to section 9 of the MPFSO, a relevant employee whose relevant income is less than the minimum level of relevant income, being HK$7,100 per month or HK$280 per day, is not required to contribute to a registered scheme but he may, if he so wishes, by notice in writing to his employer elect to do so. Pursuant to section 10 of the MPFSO, A relevant employee whose relevant income is more than the maximum level of relevant income, being HK$30,000 per month or HK$1,000 per day, is not required to contribute to a registered scheme in respect of the excess relevant income but he may, if he so wishes, by notice in writing to his employer elect to do so.

Pursuant to section 43B(1B) of the MPFSO, an employer who, without reasonable excuse, fails to comply with section 7A(1), (2) or (7) of the MPFSO commits an offence and is liable on conviction (a) to a fine at HK$100,000 and imprisonment for six months on the first occasion on which the person is convicted of the offence; and (b) to a fine of HK$200,000 and imprisonment for 12 months on each subsequent occasion on which the person is convicted of the offence.

Pursuant to section 43B(1C) of the MPFSO, an employer who, without reasonable excuse, fails to comply with section 7A(8) of the MPFSO commits an offence and is (a) in the case where he has deducted any amount from the employee’s relevant income for the contribution period concerned as the employee’s contribution and the total amount of contribution paid in respect of the employee to the approved trustee for that contribution period is less than the amount so deducted, liable on conviction to a fine of HK$450,000 and imprisonment for four years and, in the case of a continuing offence, to a daily penalty of HK$700 for each day on which the offence is continued; and (b) in any other case, liable on conviction to a fine of HK$350,000 and imprisonment for three years and, in the case of a continuing offence, to a daily penalty of HK$500 for each day on which the offence is continued.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance (the “BRO”) provides for the registration of businesses in Hong Kong. Business includes any form of trade, commerce, craftsmanship, profession, calling or other activity carried on for the purpose of gain and also means a club. Every company incorporated in Hong Kong or non-Hong Kong company registered under the Companies Ordinance is deemed to be a person carrying on business and is required to be registered under the BRO. Besides, every non-Hong Kong corporation that has a representative or liaison office in Hong Kong, or has let out its property situated in Hong Kong is required to be registered under the BRO.

Pursuant to section 5 of the BRO, every person (a company or an individual) carrying on a business in Hong Kong, other than those specifically exempted, shall make a business registration application to the Commissioner of Inland Revenue within one month of the commencement of the business. Pursuant to section 12 of the BRO, a valid business registration certificate shall be displayed at the place of business to which such certificate relates. A business registration certificate is renewable every year or every three years (if the business operator elects for business registration certificate that is valid for three years).

Pursuant to section 15 of the BRO, any person who fails to make a business registration application or fails to display a valid business registration certificate shall be guilty of an offence and shall be liable to a fine at HK$5,000 and imprisonment for one year. Where a person is convicted of an offence for the failure to make a business registration application, the magistrate may, in addition to any penalty that may be imposed, order that the person shall within a time specified in the order do the act which he has failed to do, and a person who does not comply with such an order commits an offence and is liable to a fine at HK$5,000 and imprisonment for one year.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

The Inland Revenue Ordinance (the “IRO”) imposes taxes on property, earnings and all profits (excluding profits from the sale of capital assets) arising in or derived from Hong Kong from any trade, profession or business carried out in Hong Kong by persons, including corporations, partnerships, trustees and bodies of person. Under the two-tiered profits tax rates regime applicable to corporations and unincorporated businesses, the profits tax rate for the first HK$2,000,000 of assessable profits is 8.25% for corporations and 7.5% for unincorporated businesses and 16.5% for corporations and standard rate of 15% for unincorporated businesses on any part of assessable profits over HK$2,000,000.

Pursuant to section 52(2) of the IRO, every person who is an employer shall, when required to do so by notice in writing given by an assessor, furnish a return of all persons employed by him in receipt of remuneration in excess of a minimum figure to be fixed by the assessor and any other person employed by him named by the assessor. Pursuant to sections 52(4) and 52(5) of the IRO, where any person who is an employer commences to employ or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax under Part 3 of the IRO, or any married person, he shall give prompt notice thereof in writing to the Commissioner of Inland Revenue after the date of commencement or cessation of such employment. Any person who fails to comply with such requirements without reasonable commits an offence and is liable on conviction to a fine at HK$10,000.

Merchant Shipping (Safety) (Dangerous Goods and Marine Pollutants) Regulation (Chapter 413H of the Laws of Hong Kong)

The Merchant Shipping (Safety) (Dangerous Goods and Marine Pollutants) Regulation (“MSR”) sets out requirements which apply to vessels that ship and transship dangerous goods while they are in the waters of Hong Kong. The International Maritime Dangerous Goods Code (“IMDG Code”), which is an international guideline to, among others, the terminology, packaging, labelling, placarding, marking, stowage, segregation and handling of transportation and shipment of dangerous goods, is implemented by the MSR in Hong Kong.

Pursuant to section 8(1)(a) of the MSR, no dangerous goods in packaged form shall be offered for carriage or taken on board any ship unless a dangerous goods declaration has been furnished to the ship owner or master, which shall indicate all information required by the IMDG Code. Under sections 8(7) and 8(8) of the MSR, a forwarder who fails to furnish a dangerous goods declaration or furnishes a false declaration, or a ship owner or master who accepts for carriage, takes or receives on board, any packaged dangerous goods without a dangerous goods certificate commits an offence (a) on conviction upon indictment to a fine HK$10,000 and imprisonment for one year; and (b) on summary conviction to a fine HK$10,000.

Pursuant to sections 11 to 13 of the MSR, dangerous goods shall be packed, marked, labelled and stowed in accordance with the IMDG Code. The ship owner or his agent or a master commits an offence (a) on conviction upon indictment to a fine HK$10,000 and imprisonment for one year; and (b) on summary conviction to a fine HK$10,000, if he takes on board any ship for carriage in that ship dangerous goods which are not packed (and he knows or ought to know that the goods are inadequately packaged), marked, labelled and stowed accordingly.

Merchant Shipping Ordinance (Chapter 281 of the Laws of Hong Kong)

The Merchant Shipping Ordinance (the “MSO”) provides for registration and licensing requirements applicable to ships in the waters of Hong Kong used for commercial purposes.

According to section 3 of the MSO, every ship trading outwards from Hong Kong or being used for any commercial purposes in the waters of Hong Kong must be provided with a certificate of registry, certificate of provisional registry, a certificate of ownership or other documents granted in a place outside Hong Kong similar or equivalent in effect thereto. Under sections 108 and 109 of the MSO, the Director of Marine may under certain conditions detain a ship pending satisfaction of legal provisions. If the ship proceeds or attempts to proceed to sea before having been released by the competent authority, the master of the ship, the owner or agent, any person who sends the ship to sea, and any agent or person who is a party or privy to the offense, shall be guilty of an offense and shall be liable on conviction to a fine of HK$50,000 and imprisonment for two years.

Merchant Shipping (Registration) Ordinance (Chapter 415 of the Laws of Hong Kong)

The Merchant Shipping (Registration) Ordinance (the “MSRO”) provides for the registration of ships in Hong Kong and for related matters. A “qualified person” under the MSRO includes Hong Kong residents, registered non-Hong Kong companies as well as any body corporate incorporated in Hong Kong. Pursuant to section 11 of the MSRO, a ship is registrable if a majority interest in the ship is owned by one or more qualified persons or the ship is operated under a demise charter by a body corporate being a qualified person.

Section 24 of the MSRO provides that upon the registration of a ship, the Registrar of Ships shall grant a certificate of registry containing the particulars relating to the ship entered in the register. Pursuant to sections 54 and 55 of the MSRO, the owner of a registered ship shall notify the Registrar of Ships within 30 days after a change in address of the owner, dissolution or deregistration etc. of the body corporate owner, the failure to comply with which commits an offence and is liable to a fine of HK$5,000.

Merchant Shipping (Safety) Ordinance (Chapter 369 of the Laws of Hong Kong)

The Merchant Shipping (Safety) Ordinance (the “MSSO”) and its subsidiary legislation provides for the safety of Hong Kong ships and persons, equipment and operations on board these ships, and gives effect to provisions of relevant international agreement(s) applicable to Hong Kong. Under the MSSO, any ship carrying more than 12 passengers qualifies as a “passenger ship” and is required to be surveyed annually.

On compliance of requirements of ship construction, life-saving appliance, fire-fighting appliances, radio and navigational equipment regulations, ships will be issued with a safety certificate. Failure to keep up-to-date such certificate after alteration to the ship or additional surveys, keep readily available for inspection on board the ship such certificate, and proceed to sea without appropriate certificates constitute an offence and the owner or master of the ship shall be liable to a fine of HK$10,000 and imprisonment of six months, a fine of HK$5,000, and a fine of HK$10,000, respectively.

Merchant Shipping (Collision Damage Liability and Salvage) Ordinance (Chapter 508 of the Laws of Hong Kong)

The Merchant Shipping (Collision Damage Liability and Salvage) Ordinance (the “MSCDLSO”) provides for matters relating to collision damage and salvage operations and implements the International Convention on Salvage 1989 in Hong Kong.

Section 3 of the MSCDLSO provides that where damage or loss is caused to a vessel, its cargoes or freight or any property on board, by the fault of two or more vessels, the liability to make good the damage or loss shall be in proportion to the degree in which each vessel was in fault. Section 4 of the MSCDLSO provides that where a loss of life or personal injuries are suffered by a person on board a vessel owing to the fault of that vessel and of any other vessel or vessels, the liability of the owners of the vessels shall be joint and several.

Regulations Related to the PRC

Permissions from the PRC Authorities to Issue Our Ordinary Shares to Foreign Investors

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. As of the date of this Annual Report, we do not believe that we are not directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not involve collection of user data, implicate cybersecurity, or involve any other type of restricted industry in the Mainland China.

As of the date of the Annual Report, neither we nor any of our subsidiaries are currently required to obtain regulatory approvals or permissions from the CSRC, the CAC, or any other relevant Mainland China regulatory authorities of Mainland China for their business operations, our offering (including the sales of securities to foreign investors) and our listing in the U.S. under any existing PRC law, regulations or rules, nor have we received any inquiry, notice, warning, sanctions or regulatory objection to our business operations, our offering and listing in the U.S. from the CSRC, the CAC, or other PRC regulatory authorities.

On November 14, 2021, CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and took effect on February 15, 2022, which iterates that any “online platform operator” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. We do not believe that we are an “operator of critical information infrastructure” or “large-scale data processor” as mentioned above. However, PRC regulations relating to personal information protection and data protection, it has been clarified in the relevant provision that the processing of PRC individual’s personal information outside Mainland China will also be under the jurisdiction of the PRC Personal Information Protection Law and if data processing outside Mainland China harms the national security, public interests or the rights and interests of citizens or organizations of the PRC, legal responsibilities will also be investigated. In addition, neither the Company nor its subsidiaries is an operator of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure. However, Measures for Cybersecurity Review (2021 version) was recently adopted and the Network Internet Data Protection Draft Regulations (draft for comments) is in the process of being formulated and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities.

There remains uncertainties as to when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. If we inadvertently conclude that the Measures for Cybersecurity Review (2021 version) do not apply to us, or applicable laws, regulations, or interpretations change and it is determined in the future that the Measures for Cybersecurity Review (2021 version) become applicable to us, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Measures for Cybersecurity Review (2021 version), which could result in material adverse changes in our business operations and financial position. If we are not able to fully comply with the Measures for Cybersecurity Review (2021 version), our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing By Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Trial Measures”), and five supporting guidelines. The Trial Measures came into effect on March 31, 2023 which refines the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million and RMB 10.0 million. Given that we are not a PRC domestic company, we are not required to register with CSRC as required by the Trial Measure.

On February 24, 2023, the CSRC, the Ministry of Finance of the PRC, the National Administration of State Secrets Protection and the National Archives Administration of China jointly published the Provisions on Strengthening the Confidentiality and Archives Management Work Relating to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Confidentiality and Archives Administration, and, which became effective on March 31, 2023. The Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant PRC laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the entities shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination.

As further advised by our PRC counsel, as of the date of the Annual Report, no effective laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for our overseas listing or securities offering plans, nor has our Company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our overseas listing and offering of securities from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on us. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our Company, or any of our subsidiaries to obtain regulatory approval from Chinese authorities before conducting securities offerings in the U.S. If any of our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from PRC authorities to conduct securities offerings in the U.S., our ability to conduct our business may be materially impacted, we will not be able to continue listing on any U.S. exchange, continue to offer securities to investors, the interest of the investors may be materially adversely affected and our ordinary shares may significantly decrease in value or become worthless.

Regulations Related to the British Virgin Islands

Regulations related to the British Virgin Islands Data Protection Act, 2021

The Data Protection Act, 2021 (the “BVI DPA”) came into force in the BVI on July 9, 2021. The DPA establishes a framework of rights and duties designed to safeguard individuals’ personal data, balanced against the need of public authorities, businesses and organizations to collect and use personal data for lawful purposes. The BVI DPA is centered around seven data protection principles (the General Principle, the Notice and Choice Principle, the Disclosure Principle, the Security Principle, the Retention Principle, the Data Integrity Principle and the Access Principle) which require among other things that:

●	personal data must not be processed without consent unless specific conditions are met and must not be transferred outside the BVI, unless there is proof of adequate data protection safeguards or consent from the data subject;

●	where consent has been given to processing of personal data, the data subject may at any time withdraw his or her consent;

●	a data controller must inform a data subject of specific matters, for instance the purposes for which it is being collected and further processed;

●	personal data must not be disclosed for any purpose other than the purpose for which it was to be disclosed at the time of collection or a purpose directly related thereto or to any party other than a third party of a class previously notified to the data subject;

●	a data controller shall, when processing personal data, take practical steps to protect personal data from loss, misuse, modification, unauthorized or accidental access or disclosure, alteration or destruction;

●	personal data must not be kept for longer than is necessary for the purpose;

●	personal data must be accurate, complete, not misleading and kept up to date; and

●	a data subject must be given access to his or her own personal data and be able to correct that data where it is inaccurate, incomplete, misleading or not up to date, except where a request for such access or correction is refused under the BVI DPA.

The BVI DPA imposes specific obligations on data controllers, including the duty to (i) apply the data protection principles; and (ii) respond in a timely fashion to requests from data subjects in relation to their personal data.

The Information Commissioner is the regulator responsible for the proper functioning and enforcement of the BVI DPA. Offences under the BVI DPA include:

●	processing sensitive personal data in contravention of the BVI DPA;

●	willfully obstructing the Information Commissioner or an authorized officer in the conduct of his or her duties and functions;

●	willfully disclosing personal information in contravention of the BVI DPA; and

●	collecting, storing or disposing of personal information in a manner that contravenes the BVI DPA.

Offences committed under the BVI DPA may result in fines (up to US$500,000 in certain cases) or imprisonment. Further, a data subject who suffers damage or distress as a result of their data being processed in contravention of the BVI DPA may institute civil proceedings in the BVI courts.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and affiliated entities, as of the date of this annual report

D. Property, plants and equipment

See “Item 4. Information on the Company-B. Business Overview-Facilities”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information-D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

We are an international freight forwarding and logistics service provider founded and based in Hong Kong. Our history can be traced back to 2002 when NCL (HK) was incorporated; it commenced its operations as a freight forwarder in 2004. We provide air and ocean export and import freight forwarding services ranging from the sale of cargo space, cargo pick up, off-airport air cargo security screening, palletization, preparation of shipping documentation, arrangement of customs clearance to cargo handling at ports. Since our inception, we have offered routes to over 140 countries to our customers. We have an experienced team of specialists who have extensive experience in the air and sea freight industries in Hong Kong. For all other countries, we have a strong network, cooperating closely with agents to handle both inbound and outbound traffic. These agents are carefully selected in order to ensure a consistently high level of service provided to our customers around the world.

Our scope of services includes:

●	Air Freight Import and Export;
●	Ocean Freight Import and Export; and
●	Other services such as warehousing and distribution, X-ray, gate charge and palletization.

A.	Operating Results

For the years ended September 30, 2024, 2023 and 2022, we had total revenue of approximately US$52.18 million, $US$36.07 million and US$75.19 million, respectively, and net income after taxation of approximately US$0.22 million, US$0.45 million and US$6.98 million, respectively. Revenue derived from air freight, ocean freight and others accounted for approximately 92.02%, 1.72% and 6.26% of our total revenue for the year ended September 30, 2024, respectively. Revenue derived from air freight, ocean freight and others accounted for approximately 92.13%, 1.05% and 6.82% of our total revenue for year ended September 30, 2023, respectively. Revenue derived from air freight, ocean freight and others accounted for approximately 96.51%, 1.05% and 2.44% of our total revenue for year ended September 30, 2022, respectively.

General Factors that Affect Our Results of Operations

Our financial performance is significantly influenced by economic conditions in Hong Kong and Mainland China. These factors can affect our clients’ demand for freight forwarding services and ultimately, our revenue and profitability. Key aspects of the economic conditions in these regions that may impact our business include:

GDP Growth

As we operate out of Hong Kong, accordingly fluctuations in the GDP growth rates of Hong Kong and Mainland China can directly affect the overall demand for our services. A slowdown in economic growth might lead to reduced trade volumes, which could negatively impact our business.

Trade Policies

Changes in trade policies, including trade agreements and tariffs, between Hong Kong, Mainland China, and their trading partners can have a significant impact on the overall volume of global trade. These changes can affect import and export activities, thereby influencing our freight forwarding services.

Economic Stability

Economic stability in Hong Kong and Mainland China plays a major role in maintaining a healthy business environment. Factors such as inflation, interest rates, and government regulation can influence overall economic stability, and in turn, affect the demand for our services.

Seasonality

Our peak season is generally from October to December, which is driven by festive events and discount promotions such as Thanksgiving, Christmas and New Year’s Eve. Moreover, we typically record relatively lower volumes of shipment and thus relatively lower revenue during Lunar New Year (normally in January or February) owing to fewer business activities of manufacturers and shippers in Mainland China in the Lunar New Year, resulting in a decrease in the demand for freight forwarding services. Accordingly, comparisons of sales and operating results from different periods in any given financial year may not be relied upon as indicators of our performance. These seasonal trends are influenced by a number of factors, including weather patterns, national holidays, economic conditions, consumer demand, major product launches, as well as a number of other market forces. Since many of these forces are unforeseeable, there is no way for us to provide assurances that these seasonal trends will continue.

Labor and fuel supply

Since our services involve logistics or cargoes to various locations designated by our customers, an increase in labor and fuel prices may increase our direct costs. If we are unable to have a corresponding increase in our service rates, our profitability may be adversely affected. In addition, the cost of fuel can fluctuate significantly and is subject to many economic and political factors that are beyond our control, in the absence of a hedging system against the fluctuation in fuel prices, our financial performance may be different from what we expected.

Infrastructure Development

The ongoing development and investment in infrastructure projects in Hong Kong and Mainland China, such as ports, airports, and transportation networks, can have both positive and negative effects on our business. Improved infrastructure can help us better serve our clients, while increased competition might pose challenges to our market share and profitability.

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including the number of customers for our services, the service fees we charge, our ability to collect the service fees in a timely manner, and our ability to improve our operating efficiency over time. We timely review these indicators to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater detail under “Results of Operations.”

	For the years ended September 30,
	2022	2023	2024
	% of total revenue
Revenue from air freight forwarding services	96.51%	92.13%	92.02%
Revenue from ocean freight forwarding services	1.05%	1.05%	1.72%
Revenue from other services	2.44%	6.82%	6.26%
Total operating revenue	100.00%	100.00%	100.00%

Revenue

Our revenue from freight forwarding services includes air and ocean freight forwarding services and includes both export and import shipment services. Our revenue from freight forwarding services is mainly derived from air freight export shipments to regions such as North America, Europe and Asia.

Air freight forwarding services

Revenue from air freight forwarding services includes both import and export of goods and principally involves the arrangement of shipment upon receipt of booking instructions from our customers, including the sale of cargo space, cargo pick up, off-airport air cargo security screening, palletization, preparation of shipping documentation, arrangement of customs clearance, and cargo handling at ports. During the years ended September 30, 2024, 2023 and 2022, our air freight forwarding services covered export shipments to over 140 countries.

Ocean freight forwarding services

Our ocean freight forwarding services involve major steps similar to those of our air freight forwarding services. During the years ended September 30, 2024, 2023 and 2022, our ocean freight forwarding services mainly covered export shipments to the U.S.

Other services

Our other services include warehousing and distribution, X-ray, gate charge and palletization.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended September 30,
	2022	2023	2024
	US$	US$	US$

Revenues	75,186,129	36,074,004	52,176,109
Cost of revenues	(63,642,469)	(32,590,022)	(47,932,230)
Gross profit	11,543,660	3,483,982	4,243,879

Operating expenses	(3,300,179)	(2,961,483)	(3,773,606)
General and administrative expenses	(3,300,179)	(2,961,483)	(3,773,606)
Total operating expenses
Income from operations	8,243,481	522,499	470,273

Other income	165,504	66,617	22,592
Interest expense, net	(81,887)	(88,730)	(98,026)
Total other (expenses)/income, net	83,617	(22,113)	(75,434)

Income before income tax expenses	8,327,098	500,386	394,839
Income tax expenses	(1,345,418)	(45,971)	(174,196)
Net income	6,981,680	454,415	220,643

Year ended September 30, 2024 compared to year ended September 30, 2023

Revenue

The global logistics industry demonstrated notable growth in the first half of 2024, driven by a resurgence in traditional shipping patterns and increased demand across various sectors. The industry has seen significant growth in 2024, supported by rising industrial production and consumer demand, particularly in the PRC, USA and India. Resilience remained a key focus, as geopolitical tensions, labor strikes, and environmental challenges persisted. Despite some economic uncertainties, the logistics sector has been stabilizing, with ocean and air transportation capacities resuming to pre-pandemic levels.

Revenue increased by approximately $16.10 million, or approximately 44.64%, to $52.18 million for the year ended September 30, 2024 from approximately $36.07 million for the year ended September 30, 2023. The increase in revenue was mainly attributable to the Company’s ability to obtain bulk purchases of air cargo forwarding capacity at a competitive price from an airline company in respect of the routes to the United States and Europe, which allowed the Company to solicit more freight forwarding business in relation to these two areas.

Our different revenue sources for the years ended September 30, 2024 and 2023 were as follows:

	For the years ended September 30,
	2023	2024	% of change
	US$	US$
Revenue
Revenue from air freight forwarding services	33,236,407	48,010,322	44.45%
Revenue from ocean freight forwarding services	378,039	898,709	137.73%
Revenue from other services	2,459,558	3,267,078	32.83%
Total revenue	36,074,004	52,176,109	44.64%

Revenue from forwarding services is mainly derived from air freight. The following table sets forth the breakdown of monthly volume from air freight forwarding services for the years indicated.

	For the years ended September 30 ,
	2023	2024	% of change
	kg	kg
Monthly volume from air freight forwarding
- October (see note (2) below)	752,498	568,340	-24.47%
- November	860,467	767,333	-10.82%
- December	1,001,618	760,477	-24.08%
- January	586,802	765,454	30.45%
- February (see note (1) below)	505,039	735,598	45.65%
- March	756,513	1,060,323	40.16%
- April	591,371	817,214	38.19%
- May	679,085	714,564	5.22%
- June	545,170	859,354	57.63%
- July	573,011	814,596	42.16%
- August	607,967	800,880	31.73%
- September	769,100	815,822	6.07%

Total volume from air freight forwarding	8,228,641	9,479,955	15.21%

Note: (1) Due to the Lunar New Year holiday, the Company recorded the lowest volume from air freight forwarding services in 2023. However, due to significant growth in overall demand and a normalization of capacity of the air freight market in early of 2024, the Company recorded increase in volume from air freight forwarding service to offset the impact of the Lunar New Year holiday in 2024. (2)Our peak season started a bit later than usual in October 2023 due to overall demand remaining subdued, although global air freight volumes and spot rates experienced a slight increase in October 2023.

Revenue from air freight forwarding services

During the year ended September 30, 2024, over 200 customers used our air freight forwarding services. Due to the Company’s ability to obtain bulk purchases of air cargo forwarding capacity at a competitive price from an airline company in respect of the routes to the United States and Europe, which allowed the Company to solicit more freight forwarding business in relation to these two areas, our total volume from air freight forwarding increased by 15.21% to 9,479,955 kg for the year ended September 30, 2024, from 8,228,641 kg for the year ended September 30, 2023. In addition, our monthly average unit prices ranging from US$2.88/kg to US$5.02/kg during the year ended September 30, 2023 increased to ranging from US$3.13/kg to US$6.37/kg during the year ended September 30, 2024 due to the overall increase in demand for the freight forwarding services of the Company during the years ended September 30, 2024. As a result of volume and rate trends above, revenue in air freight forwarding services increased by approximately US$14.77 million, or approximately 44.45%, from approximately US$33.24 million in the year ended September 30, 2023, to approximately US$48.01 million in the year ended September 30, 2024.

Revenue from ocean freight forwarding services

During the years ended September 30, 2024, our revenue from ocean freight forwarding services increased by approximately US$0.52 million, or approximately 137.73%, from approximately US$0.38 million in the year ended September 30, 2023, to approximately US$0.90 million in the year ended September 30, 2024. The increase in our revenue from ocean freight forwarding services was attributed to the increased freight rates due to an increase in demand for the freight forwarding services of the Company during the year ended September 30, 2024.

Revenue from other services

During the year ended September 30, 2024, our other services including warehousing and distribution, palletization, X-ray and gate charge recorded revenue of approximately US$880,000, US$1,692,000, US$171,000 and US$525,000, respectively.

During the year ended September 30, 2023, our other services including warehousing and distribution, palletization, X-ray and gate charge recorded revenue of approximately US$1,375,000, US$605,000, US$103,000, and US$376,000, respectively.

During the year ended September 30, 2024, our revenue from other services increased by approximately US$0.81 million, or approximately 32.83%, from approximately US$2.46 million in the year ended September 30, 2023, to approximately US$3.27 million in the year ended September 30, 2024. The increase in our revenue from other services was attributed to the increase in revenue from palletization income of US$1.09 million during the year ended September 30, 2024.

Costs of sales

The table below sets forth the breakdown of cost of sales by service type for the years indicated.

	For the years ended September 30,
	2023	2024	% of change
	US$	US$

Air freight forwarding services	31,183,594	45,209,433	44.98%
Ocean freight forwarding services	307,350	849,426	176.37%
Other services	1,099,078	1,873,371	70.45%
Total cost of sales	32,590,022	47,932,230	47.08%

Our cost of sales amounted to approximately US$47.93 million and US$32.59 million in the years ended September 30, 2024 and 2023, respectively. The trend of cost of sales of each of the service types was in line with the trend of the revenue of respective service types.

The table below sets forth the breakdown of cost of sales by nature for the periods indicated.

	For the years ended September 30,
	2023	2024	% of change
	US$	US$

Air freight charges	29,663,812	44,018,551	48.39%
Ocean freight charges	292,965	827,133	182.33%
Logistics and warehousing fees	2,027,075	2,291,793	13.06%
Direct labor costs	460,657	542,105	17.68%
Handling fee	79,220	119,423	50.75%
Others	66,293	133,225	100.96%
Total cost of sales	32,590,022	47,932,230	47.08%

Our cost of sales mainly comprised air and ocean freight charges, logistics and warehousing fees, handling fees, labor costs and warehouse rental expenses. Air and ocean freight charges represented costs of cargo space charged by airlines, shipping liners or other freight forwarders. Logistics and warehousing fees primarily represented costs and service fees incurred in relation to warehousing services such as x-ray screening and consolidation performed in our warehouse and costs of local trucking and transportation services. Warehouse rental expenses represented rent paid for warehouse space.

Our total cost of sales increased by approximately US$15.34 million or 47.08%, from approximately US$32.59 million for the year ended September 30, 2023, to approximately US$47.93 million for the year ended September 30, 2024, primarily due to rising air and ocean freight rates and volumes of air freight services.

Gross profit and gross profit margin

The following table sets out the gross profit and gross profit margin for our different services for the years ended September 30, 2024 and 2023:

	For the years ended September 30,
	2023		2024
	US$		US$
Air freight forwarding services	2,052,813	6.18%	2,800,889	5.83%
Ocean freight forwarding services	70,689	18.70%	49,283	5.48%
Other services	1,360,480	55.31%	1,393,707	42.66%
Overall	3,483,982	9.66%	4,243,879	8.13%

Our gross profit increased by 21.81% to US$4.24 million for the year ended September 30, 2024, from US$3.48 million for the years ended September 30, 2023. Our gross profit margin remains fairly constant, resulting in a 1.6% decrease over 2024 only. For the year ended September 30, 2024, the ocean fright gross profit margin decreased due to higher costs. In comparison, for the year ended September 30, 2023, an increase in supply as the global logistics market continues to normalize and returns to pre-pandemic levels in early 2023, in addition to mark-up charged by the Company at fixed prices, led to cost reduction. For the year ended September 30, 2024, notwithstanding an increase in revenue from palletization income, there is a decrease in other services’ gross profit margin due to palletization service is low-margin service. There was more cost incurred for palletization service such as transportation and third-party logistics services.

General and administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the years ended September 30, 2024 and 2023:

	For the years ended September 30,
	2023	2024
	US$	US$

Professional expense	291,367	758,223
Depreciation expense	187,258	179,103
Payroll expense	2,034,346	1,870,720
Staff welfare	11,703	23,294
Insurance expense	10,079	26,618
Rent expense	212,871	213,199
Electricity & water	18,403	18,655
Motor expense	82,096	71,365
Office expense	92,988	91,940
Others	127,521	147,981
Travel expense and entertainment	60,022	107,247
(Reversal of impairment loss)/impairment loss - ECL	(176,170)	243,229
Bank charges	8,999	22,032

	2,961,483	3,773,606

Our general and administrative expense accounted for approximately 7.23% and 8.21% of our total revenue for the years ended September 30, 2024 and 2023, respectively. General and administrative expense for the year ended September 30, 2024 increased by 27.42%, or US$0.81 million, to US$3.77 million, compared with US$2.96 million in 2023. General and administrative expense increased primarily due to professional expenses increasing by 160.23% or US$0.47 million, to US$0.76 million, compared with US$0.29 million in 2023 due to professional expenses paid for IPO and estimated credit loss on accounts receivable increasing by 238.07% or US$0.42 million, to US$0.24 million, compared with reversal of estimated credit loss on accounts receivable of US$0.18 million in 2023.

We expect our overall general and administrative expense, including salaries and professional and business consulting expenses, to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase since we became a public company upon the effectiveness of our registration statement in November 2024.

Other income

	For the years ended September 30,
	2023	2024
	US$	US$
Government grants	21,641	-
Interest income	645	849
Exchange gains	2,465	-
Gain from early termination of financing lease		12,832
Miscellaneous income	41,866	8,911

	66,617	22,592

Our other income is primarily represented by Hong Kong government grants. Government grants represented the anti-epidemic funds received from the Hong Kong government under the Employment Support Scheme granted to companies in the freight forwarding industry in 2023. Other income decreased by US44,025, from US$66,617 for the year ended September 30, 2023 to US$22,592 for the year ended September 30, 2024, primarily due to no grants distributed by the absence of government grants as COVID-19 is over during the year ended September 30, 2024.

Income Tax Expense

We are not subject to any income tax in the BVI pursuant to the rules and regulations in the BVI, but our subsidiaries are subject to Hong Kong profits tax. Our income tax expense was US$174,196 for the years ended September 30, 2024, increasing from US$45,971 for the year ended September 30, 2023, due to the higher pre-tax profit base in 2024. The effective tax rate for the years ended September 30, 2024 and 2023 was 44.12% and 9.19% respectively. The increase in our effective income tax rate was driven by increase in non-deductible listing expenses and the increase in assessable profit that the tax rate is 16.5% under the two-tiered profits tax regime in which income tax was charged at the rate of 8.25% on the first US$256,410 (equivalent to HKD2 million) profit and at the rate of 16.5% thereafter.

Net Income

As a result of the foregoing, we reported net income of approximately US$0.22 million for the year ended September 30, 2024, representing a decrease of approximately US$0.23 million from net income of approximately US$0.45 million for the year ended September 30, 2023.

Year ended September 30, 2023, compared to year ended September 30, 2022

Revenue

Our total revenue decreased by approximately US$39.1 million, or 52.02%, to approximately US$36.1 million for the year ended September 30, 2023, from approximately US$75.2 million for the fiscal year ended September 30, 2022. Our Company experienced a decline in total revenue in 2023 primarily because we charged customers lower freight rates with decreased volume compared to 2022. The higher freight rate in 2022 was mainly influenced by an increased demand and a significant shortage of cargo capacity due to the COVID-19 restrictions. However, in 2023, as the restrictions were gradually lifted, the freight rates and volume of our Company decreased which led to decrease in revenue.

Due to the implementation of stringent cross border control measures, some truck drivers were forced to quit their jobs and as a result of COVID-19 precautionary measures, there was a substantial increase in land transportation costs from Mainland China to Hong Kong. The increase in transportation cost from Mainland China to Hong Kong resulted in the factory owners in Mainland China either moving their factories to other regions to ease the international logistics or finding alternative cheaper medium to export their goods. This caused the decrease in demand for air transportation from Hong Kong to all other nations, including the U.S., which greatly jeopardized our business as we mainly generate revenue from air transportation from Hong Kong to the U.S., ultimately causing a sharp decrease in revenue for our business.

Owing to the halted logistics situation during the COVID-19 pandemic, the mode of transport shifted from road transport to water transport. Since March of 2022, many transportation orders that would originally pass through Hong Kong were changed to Shenzhen Yantian Port, Shekou Port and Guangzhou Nansha Port. Though the PRC government has lifted all stringent cross border control measure in 2023, factory owners did not forthwith resume the previous mode of logistics services, i.e. using trucks to deliver goods from Mainland China to Hong Kong and then by air freight forward to deliver theirs good to the U.S. or Europe.

The aforementioned reasons significantly reduced the upstream logistics situation and may have middle to long term impact on the logistics business in Hong Kong. The Company expects that it will take time for customers to return to the previous mode of logistics services. Some of the customers may permanently switch to using sea transportation.

Our different revenue sources for the fiscal years ended September 30, 2023 and 2022 were as follows:

	For the years ended September 30,
	2022	2023	% of change
	US$	US$
Revenue
Revenue from air freight forwarding services	72,562,276	33,236,407	-54.20%
Revenue from ocean freight forwarding services	788,427	378,039	-52.05%
Revenue from other services	1,835,426	2,459,558	34.00%
Total revenue	75,186,129	36,074,004	-52.02%

Revenue from forwarding services is mainly derived from air freight. The following table sets forth the breakdown of monthly volume from air freight forwarding services for the years indicated.

	For the years ended September 30,
	2022	2023	% of change
	kg	kg
Monthly volume from air freight forwarding
- October	992,204	752,498	-24.16%
- November	1,009,224	860,467	-14.74%
- December	1,001,901	1,001,618	-0.03%
- January	1,278,556	586,802	-54.10%
- February (see note below)	666,775	505,039	-24.26%
- March	1,008,771	756,513	-25.01%
- April	1,255,457	591,371	-52.90%
- May	1,063,867	679,085	-36.17%
- June	910,280	545,170	-40.11%
- July	1,044,119	573,011	-45.12%
- August	911,082	607,967	-33.27%
- September	725,616	769,100	5.99%

Total volume from air freight forwarding	11,867,852	8,228,641	-30.66%

Note: Due to the Lunar New Year holiday, the Company recorded the lowest volume from air freight forwarding services.

Revenue from air freight forwarding services

During the fiscal year ended September 30, 2023, over 200 customers used our air freight forwarding services. Due to continued softening customer demand from a slowdown in the global economy and international trade as customers’ inventory levels remain high, our total volume from air freight forwarding decreased by 30.66% to 8,228,641kg for the year ended September 30, 2023, from 11,867,852kg for the year ended September 30, 2022. In addition, our monthly average unit prices ranging from US$3.63/kg to US$9.37/kg during the fiscal year ended September 30, 2022 decreased to ranging from US$2.88/kg to US$5.02/kg during the fiscal year ended September 30, 2023 due to freight rates having continued declining as available capacity for transportation exceeded demand and continued disruptions to cross-boundary land cargo. As a result of volume and rate trends above, revenue in air freight forwarding services decreased by approximately US$38.7 million, or approximately 53.36%, from approximately US$72.6 million in the fiscal year ended September 30, 2022, to approximately US$33.8 million in the fiscal year ended September 30, 2023.

Higher revenue in the same period in 2022 was mainly due to the company being able to charge higher prices due to a severe shortage of cargo capacity resulting from the COVID-19 pandemic and rising demand for cross-border e-commerce worldwide during the year ended September 30, 2022.

Revenue from ocean freight forwarding services

During the fiscal year ended September 30, 2023, our revenue from ocean freight forwarding services decreased by approximately $0.4 million, or approximately 52.05%, from approximately $0.8 million in the fiscal year ended September 30, 2022, to approximately $0.4 million in the fiscal year ended September 30, 2023. Our total volume from ocean freight forwarding increased by 65.12% to 3,699.68CBM for the year ended September 30, 2023, from 2,240.61CBM for the year ended September 30, 2022. However, our monthly average unit prices ranging from US$54.81/CBM to US$662.84/CBM during the fiscal year ended September 30, 2022 decreased to range from US$48.25/CBM to US$414.36/CBM during the fiscal year ended September 30, 2023 due to freight rates having continued declining. The decrease in our revenue from ocean freight forwarding services was attributed to declining ocean freight rates due to softer demand, customer inventory levels remaining high and uncertainties in the global economy.

Revenue from other services

During the year ended September 30, 2022, our other services including warehousing and distribution, X-ray, gate charge and palletization recorded revenue of approximately US$1,116,000, US$93,000, US$426,000 and US$200,000, respectively.

During the year ended September 30, 2023, our other services including warehousing and distribution, palletization, X-ray and gate charge recorded revenue of approximately US$1,375,000, US$605,000, US$103,000, and US$376,000, respectively.

Revenue from other services remains fairly constant, resulting in a 1% increase over 2022 only.

Costs of sales

The table below sets forth the breakdown of cost of sales by service type for the years indicated.

	For the years ended September 30,
	2022	2023	% of change
	US$	US$

Air freight forwarding services	61,814,326	31,183,594	-49.55%
Ocean freight forwarding services	707,448	307,350	-56.56%
Other services	1,120,695	1,099,078	-1.93%
Total cost of sales	63,642,469	32,590,022	-48.79%

Our cost of sales amounted to approximately US$63.6 million and US$32.6 million in the years ended September 30, 2022 and 2023, respectively. The trend of cost of sales of each of the service types was in line with the trend of the revenue of respective service types, except for other services mainly due to fixed costs such as rental fee remaining relatively stable and decrease in staff bonus during the year.

The table below sets forth the breakdown of cost of sales by nature for the years indicated.

	For the years ended September 30,
	2022	2023	% of change
	US$	US$

Air freight charges	59,655,667	29,663,812	-50.27%
Ocean freight charges	683,993	292,965	-57.18%
Logistics and warehousing fees	2,613,471	2,027,075	-22.44%
Direct labor costs	521,557	460,657	-11.68%
Handling fee	97,257	79,220	-18.55%
Others	70,524	66,293	-6.00%
Total cost of sales	63,642,469	32,590,022	-48.79%

Our cost of sales mainly comprised air and ocean freight charges, and logistics and warehousing fees. Air and ocean freight charges represented costs of cargo space charged by airlines, shipping liners or other freight forwarders. Logistics and warehousing fees primarily represent costs and service fees incurred in relation to warehousing services such as x-ray screening, storage, palletizing and consolidation performed in our warehouse and costs of local trucking and transportation services.

Our total cost of sales decreased by approximately US$31 million or 48.79%, from approximately US$63.6 million for the year ended September 30, 2022 to approximately US$32.6 million for the year ended September 30, 2023, primarily due to declining air and ocean freight rates and volume of air freight services.

Gross profit and gross profit margin

The following table sets out the gross profit and gross profit margin for our different services for the years ended September 30, 2022 and 2023:

	As of September 30,
	2022		2023
	US$		US$
Air freight forwarding services	10,747,950	14.8%	2,052,813	6.2%
Ocean freight forwarding services	80,979	10.3%	70,689	18.7%
Other services	714,731	38.9%	1,360,480	55.3%
Overall	11,543,660	15.4%	3,483,982	9.7%

Our gross profit decreased by 69.82% to US$3.48 million for the year ended September 30, 2023, from US$11.5 million for the year ended September 30, 2022. Our gross profit margin decreased to 9.7% for the year ended September 30, 2023, from 15.4% for the year ended September 30, 2022. The decrease in gross profit margin could be attributed to decreased air freight rate charged to customer to remain competitive and attract more business and decrease in volume from air freight forwarding due to continued disruptions to cross-boundary land cargo flows during the year ended September 30, 2023. The Company aims to acquire more customers and regain its competitive edge in the market by implementing this strategy. The increase in ocean freight gross profit margin was due to the cost reduction for the year ended September 30, 2023 compared with the year ended September 30, 2022 as increase in supply when the global logistics market continues to normalize and returns to pre-pandemic levels and mark-up charged by the Company at fixed prices. The increase in other services’ gross profit was mainly due to increase in warehouse income for the year ended September 30, 2023 compared with the year ended September 30, 2022 with fixed costs such as rental fee remaining relatively stable.

General and administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the years ended September 30, 2023 and 2022:

	For the years ended September 30,
	2022	2023
	US$	US$

Professional expense	22,250	291,367
Depreciation expense	201,078	187,258
Payroll expense	2,349,799	2,034,346
Staff welfare	16,686	11,703
Insurance expense	30,758	10,079
Rent expense	212,871	212,871
Electricity & water	18,302	18,403
Motor expense	93,571	82,096
Office expense	127,057	92,988
Others	140,231	127,521
Travel expense and entertainment	73,132	60,022
Reversal of impairment loss – ECL	-	(176,170)
Bank charges	14,444	8,999

	3,300,179	2,961,483

Our general and administrative expense accounted for approximately 4.39% and 8.21% of our total revenue for the years ended September 30, 2022 and 2023, respectively. General and administrative expense for the year ended September 30, 2023 decreased by 10.26%, or US$0.34 million, to US$2.96 million, compared with US$3.30 million in 2022. General and administrative expense decreased primarily due to reversal of impairment loss – ECL of US$0.18 million in 2023 and payroll expenses and related expenses decreased by 13.42% or US$0.32 million, to US$2.03 million, compared with US$2.35 million in 2022 as a result of increase in bonus incurred for the Company’s performance in 2022.

We expect our overall general and administrative expense, including salaries and professional and business consulting expenses, will increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase when we become a public company upon the completion of the IPO.

Other income

	Years ended September 30,
	2022	2023
	US$	US$
Government grants	165,493	21,641
Interest income	11	645
Exchange gain	-	2,465
Miscellaneous income	-	41,866

	165,504	66,617

Our other income is primarily represented Hong Kong government grants. Government grants represented the anti-epidemic funds received from the Hong Kong government under the Employment Support Scheme granted to companies in the freight forwarding industry in 2022 and Pilot subsidy scheme for 3rd party logistics service provider in 2022. Other income decreased by US$98,887, from US$165,504 for the year ended September 30, 2022 to US$66,617 for year ended September 30, 2023, primarily due to decrease in government grants as COVID-19 is almost over during the year ended September 30, 2023.

Income Tax Expense

We are not subject to any income tax in the BVI pursuant to the rules and regulations in the BVI, but our subsidiaries are subject to Hong Kong profits tax. Our income tax expense was US$45,971 for the year ended September 30, 2023, from US$1,345,418 for the year ended September 30, 2022 due to the low pre-tax profit base in 2023. Effective tax rate for the years ended September 30, 2022 and 2023 was 16.2% and 9.2%. The decrease in our effective income tax rate was driven by the decrease in assessable profit for which the tax rate is 8.25% for assessable profits on the first HKD2 million under two-tiered profits tax regime in 2023.

Net Income

As a result of the foregoing, we reported net income of approximately US$0.5 million for the year ended September 30, 2023, representing a significant decrease of approximately US$6.5 million from net income of approximately US$7 million for the fiscal year ended September 30, 2022.

B. Liquidity and capital resources

Our use of cash was primarily related to operating activities and payment for offering cost in the years ended September 30, 2024 2023 and 2022. We have historically financed our operations primarily through our cash flow generated from our operations and bank borrowings.

The table below sets forth our cash flows for the years ended September 30, 2022, 2023 and 2024.

	For the years ended September 30,
	2022	2023	2024
Net cash (used in) provided by operating activities	6,801,033	(2,487,096)	1,434,532
Net cash (used in) provided by investing activities	(462,335)	(218,109)	218,109
Net cash provided by (used in) financing activities	(5,785,159)	502,382	(1,284,637)
Net (decrease)/ increase in cash and cash equivalents	553,539	(2,202,823)	368,004
Cash and cash equivalents, beginning of year	1,940,600	2,494,139	291,316
Cash and cash equivalents, end of year	2,494,139	291,316	659,320

Operating activities

Our cash inflow from operating activities was principally receipt of payments for our provision of freight forwarding services, whereas our outflow from operating activities is principally for freight charges, ancillary service fees payable to suppliers, payment of salaries and employee benefits, rental expenses and general and administrative expenses.

Net cash provided by operating activities was US$1.43 million for the year ended September 30, 2024, which primarily reflected our net income of US$0.22 million with adjustments of non-cash operating expenses and changes in operating assets and liabilities. Non-cash operating expenses include operating lease expense of US$1.17 million, credit loss of US$0.24 million, depreciation of property, plant and equipment of US$0.18 million and change of deferred offering cost of US$0.27 million. Adjustments for changes in operating assets and liabilities primarily consisted of (i) a decrease of US$2.02 million in account receivables and US$0.15 million in deposits and other receivables; (ii) an increase of US$2.63 million in accounts payable; (iii) an increase of US$0.09 million in income tax payable due to the taxable profit incurred for the year ended September 30, 2024 and (iv) a decrease of US$1.17 million in a lease liabilities – operating lease.

Net cash used in operating activities was US$2.49 million for the year ended September 30, 2023, which primarily reflected our net income of US$0.45 million with adjustments of non-cash operating expenses and changes in operating assets and liabilities. Non-cash operating expenses include operating lease expense of US$1.11 million, recovery of expected credit loss of US$0.18 million and depreciation of property, plant and equipment of US$0.19 million. Adjustments for changes in operating assets and liabilities primarily consisted of (i) a decrease of US$0.63 million in account receivables; (ii) a decrease of US$0.57 million in accounts payable; (iii) a decrease of US$1.92 million in income tax payable; and (iv) a decrease of US$1.11 million in a lease liabilities – operating lease.

Net cash used in operating activities was US$6.8 million for the year ended September 30, 2022, which primarily reflected our net income of US$6.98 million with adjustments of non-cash operating expenses and changes in operating assets and liabilities. Non-cash operating expenses include operating lease expense of US$1.11 million and depreciation of property, plant and equipment of RMB0.2 million. Adjustments for changes in operating assets and liabilities primarily consisted of (i) an increase of US$2.43 million in account receivables; (ii) a decrease of US$3.24 million in accounts payable; (iii) an increase of US$0.4 million in income tax payable due to the profit incurred for the year ended September 30, 2022; (iv) a decrease of US$1.12 million in a lease liabilities – operating lease; and (v) a decrease of US$0.13 million in accrued expenses and other payables.

Investing activities

For the years ended September 30, 2024, 2023 and 2022, cash (used in) or provided by investing activities was approximately US$0.22, (US$0.22) and (US$0.46) respectively. Cash provided by investment activities was collection of loan receivable from a related party of US$0.22 million during the year ended September 30, 2024. Cash used in investment activities was advance to a related party as loan receivable of US$0.22 million during the year ended September 30, 2023. Cash used in investment activities was purchase of property, plant and equipment of US$0.46 million during the year ended September 30, 2022.

Financing activities

For the year ended September 30, 2024, our net cash used in financing activities was US$1.28 million, which was primarily attributable to (i) advances to shareholder and director of US$0.81 million; (ii) repayments of borrowings and overdraft to bank of US$28.70 million; and (iii) payment for deferred offering cost of US$0.61 million; partially offset by (i) proceeds from bank borrowings and overdraft of US$27.97 million; and (ii) proceeds from related party of US$0.9 million.

For the year ended September 30, 2023, our net cash provided by financing activities was US$0.5 million, which was primarily attributable to (i) proceeds from overdraft from banks of US$14.18 million; (ii) proceeds from loans provided by director and related party of US$2.28 million; and was mainly offset by (i) repayments of bank borrowings and overdraft of US$13.46 million; (ii) advances to shareholder and director of US$1.55 million and (iii) payment for deferred offering cost of US$0.9 million.

For the year ended September 30, 2022, our net cash used in financing activities was US$5.79 million, which was primarily attributable to advances to shareholder and director of US$5.36 million and repayments of bank borrowings of RMB0.39 million.

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2023	2024
	US$	US$
Assets
Current assets:
Cash and cash equivalents	291,316	659,320
Accounts receivable, net	11,461,194	13,237,577
Loan receivable - related party	218,109	-
Due from related parties	-	783,206
Deferred listing cost	1,496,708	1,928,701
Deposits and other receivable	328,209	473,897
Total current assets	13,795,536	17,082,701

Liabilities
Current liabilities:
Bank overdraft	934,918	591,207
Bank loans – current	1,282,050	897,435
Accounts payable	3,920,531	6,546,974
Accruals and other current liabilities	666,138	165,577
Operating lease liabilities – current	1,130,849	594,589
Finance lease liabilities – current	47,278	34,731
Loan payable – related party	935,107	2,430,691
Due to related parties	30,175	-
Income tax payables	372,906	462,563
Total current liabilities	9,319,952	11,723,767

Net Current Assets	4,475,584	5,358,934

Accounts receivable, net

Accounts receivable represented receivables from our customers arising from our freight forwarding services. We generally grant our customers a credit period typically ranging from 0 to 1 year, depending on their reputation and transaction history. Our accounts receivable, net increased by 15.50% to US$13.24 million as of September 30, 2024, from US$11.46 million as of September 30, 2023 as a result of extending repayment periods for old customers to maintaining a positive and supportive relationship with the customers.

The following table summarizes our outstanding accounts receivable and subsequent collection as of January 23, 2025

	Balance as of September 30,	Subsequent	% of
	2024	collection	subsequent
Accounts Receivable by aging bucket	US$	US$	collection

0-30 days	$3,908,827	$2,252,694	57.63%
31-60 days	3,008,616	1,519,509	50.51%
61-90 days	1,699,690	409,583	24.10%
Over 90 days	5,007,161	2,758,462	55.09%
Total gross accounts receivable	13,624,294	$6,940,248	50.94%
Allowance for expected credit loss	(386,717)
Accounts Receivable, net	$13,237,577

Loan to/ (from) related party and Amounts due (to)/ from related parties

	As of September 30, 2023	As of September 30, 2024
	US$	US$
Loan advanced to related party
Sin Yuk Hung	218,109	-
Loan received from related party
Asia International Securities Exchange Co., Limited	935,107	2,430,691
Due (to)/ from related parties
Lam Shing Kwan Henry (former executive officer)	(17,099)	440,164
Ngan Ching Shun (executive officer)	(9,723)	260,957
Ng Yi To Peter (director)	(3,353)	82,085
	(30,175)	783,206

On December 1, 2022, the Company entered into facility letter with a shareholder, Sin Yuk Hung for a facility of up to HK$2 million ($256,410) available to the shareholder for overdraft. Drawdowns can be in different tranches approved by the Company and repaid at any time with one month’s notice. This loan bears an annual interest at a rate of 2.8% on the outstanding amount from drawdown tranche until repayment. The loan of US$218,109 was repaid on April 8, 2024.

On December 22, 2022, the Company entered into a loan and sale and purchase agreement (the “Agreement”) with Ngan Ching Shun and Asia International Securities Exchange Co., Ltd (“AISE”), pursuant to which AISE acquired 21% shareholding in the Company from Mr. Ngan and as part of the Agreement, AISE agreed to lend the Company up to the amount of US$2 million to finance the payment of the proposed IPO expenses. AISE advanced further amount of US$430,691 for a total loan amount of US$2,430,691 as of September 2024 due to the actual IPO expenses exceeding the budgeted amount of US$2 million. This loan is interest free and payable in full 180 days from the first trading date of the Company. AISE subsequently disposed of 4.5% to a third party shortly after the acquisition of the 21% shareholding and it remains a 16.5% shareholder of the Company before IPO.

As of September 30, 2024, due from related parties are advances to related parties. As of September 30, 2023, due to related parties are net balances due from related parties and dividend payable to these related parties. The advances are unsecured, non-interest bearing and due on demand. The Company has not recorded any imputed interest income or expenses for the year ended September 30, 2022, 2023 and 2024. The amount due from related parties was fully repaid in December 2024.

Deposits and other receivable

Deposits and other receivable consisted mainly of other receivables from Mr. Tse Man Ho, office rental deposits, utility deposits and cargo deposits. Deposits and other receivable increased from US$328,209 as of September 30, 2023 to US$473,897 as of September 30, 2024 due to the other receivables from Mr. Tse Man Ho of approximately US$82,000 and prepaid cost to a major supplier of US$62,991 in 2024. The other receivables from Mr. Tse Man Ho was fully repaid in December 2024.

Dividend paid

During year ended September 30, 2023, the Company approved and declared a dividend of HK$55,000,000 (equivalent to US$7,051,282). Certain shareholders agreed to waive the right to receive the declared dividends in an aggregate amount of US$1,057,692, and the remaining declared dividend has been paid by offsetting against the amount due from shareholders immediately.

There was no dividend declared or paid during the year ended September 30, 2024.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2023:

	Payment due by period
	Less than	1 to 2	2 to 5	More than
Contractual obligations:	1 year	years	years	5 years	Total
Bank loan	$1,282,050	$-	$-	$-	$1,282,050
Operating leases	1,184,267	429,497	-	-	1,613,764
Finance leases	51,852	47,863	19,943	-	119,658

Total contractual obligations	$2,518,169	$477,360	$19,943	$-	$3,015,472

The following table summarizes our contractual obligations as of September 30, 2024:

	Payment due by period
	Less than	1 to 2	2 to 5	More than
Contractual obligations:	1 year	years	years	5 years	Total
Bank loan	$897,435	$-	$-	$-	$897,435
Operating leases	625,719	216,480	198,440	-	1,040,639
Finance leases	39,831	39,831	99,576	-	179,238

Total contractual obligations	$1,562,985	$256,311	$298,016	$-	$2,117,312

Off-balance Sheet Arrangement

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, credit risk support, or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Credit risk

Assets that potentially subject us to a significant concentration of credit risk primarily consist of cash, accounts receivable, and other current assets. We believe that there is no significant credit risk associated with cash, which was held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately $64,130) if the bank with which an individual/company holds its eligible deposit fails. As of September 30, 2024, a cash balance of US$659,320 was maintained at financial institutions in Hong Kong and approximately HK$500,000 was insured by the Hong Kong Deposit Protection Board.

We have designed our credit policies with an objective to minimize exposure to credit risk. We conduct credit evaluations on our customers and generally do not require collateral or other security from such customers. We periodically evaluate the creditworthiness of the existing customers in determining the allowance for credit losses, which represents our estimate of the probable credit losses inherent in our trade receivables as of the balance sheet date. The allowance for credit losses is estimated using a combination of models and management judgment, and is based on factors such as historical loss performance. The adequacy of our allowance for credit losses is assessed quarterly and the assumptions and models used in establishing the allowance are evaluated regularly.

Customer concentration risk

For the year ended September 30, 2024, a customer accounted for 26.46% of our total revenue. For the year ended September 30, 2023, a customer accounted for 10.79% of our total revenue. For the year ended September 30, 2022, two customers accounted for 12.75% and 11.91% of our total revenue. No other customer accounts for more than 10% of our total revenue for the years ended September 30, 2022, 2023 and 2024, respectively.

As of September 30, 2024, a customer accounted for 52.39% of the total balance of accounts receivable. As of September 30, 2023, two customers accounted for 46.08% and 10.87% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of September 30, 2023 and 2024, respectively.

Vendor concentration risk

For the year ended September 30, 2024, a vendor accounted for 18.3% of our total cost of services. For the year ended September 30, 2023, two vendors accounted for 26.46% and 11.70% of our total cost of services. For the year ended September 30, 2022, one vendor accounted for 24.04% of our total cost of services. No other vendor accounts for more than 10% of our cost of services for the year ended September 30, 2022, 2023 and 2024, respectively.

As of September 30, 2024, two vendors accounted for 24.30% and 13.39% of the total balance of accounts payable. As of September 30, 2023, two vendors accounted for 31.37%, and 12.23% of the total balance of accounts payable. No other vendor accounts for more than 10% of our accounts payable as of September 30, 2023 and 2024, respectively.

Foreign currency risk

We are exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily $. As HK$ is currently pegged to $, our exposure to foreign exchange fluctuations is minimal.

Interest rate risk

We have finance leases in place which have fixed interest rates throughout the lease period and entered into floating rate facility letters with banks in Hong Kong. Interest rates of the finance leases are fixed at the inception of the leases, which in turn relates to the prevailing market interest rate. We do not have an interest rate hedging policy to hedge against the risk of fluctuating interest rates. However, our management closely monitors interest rate exposures, and assesses our Company’s position to take out new bank loans or finance leases.

The following table presents the potential effects on net interest income or expenses of a hypothetical change of +/- 250 bps in year/period-end interest-rates, applied to the abovementioned floating rate facility letter:

For the year ended September 30, 2024
Notional net interest (expenses)/income ($)	Impact on net interest (expenses)/income +250 bps	Impact on net interest (expenses)/income -250 bps
(98,026)	(2,451)	2,451

For the year ended September 30, 2023
Notional net interest (expenses)/income (US$)	Impact on net interest (expenses)/income +250 bps	Impact on net interest (expenses)/income -250 bps
(88,730)	(2,218)	2,218

For the year ended September 30, 2022
Notional net interest (expenses)/income (US$)	Impact on net interest (expenses)/income +250 bps	Impact on net interest (expenses)/income -250 bps
(81,887)	(2,047)	2,047

C. Research and Development, Patents and Licenses, etc.

Please see Item 4.A. “Information on the Company—Business Overview” above.

D. Trend Information

See ITEM 5.A “operating results” above for our trend information.

E. Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Despite the fact that the management determines there are no critical accounting estimates, the most significant estimates relate to allowance for credit losses, for which we are required to estimate the collectability of accounts receivable and allowance for credit losses, and contract assets relating to shipment in transit.

The estimates were based on a number of factors including historical experience, the age of the accounts receivable balances, the credit quality of customers, current and reasonably expected future economic conditions, and other factors that may affect our ability to collect from customers.

The estimated contract asset related to shipment in transit can vary based on the method of transport, such as air freight or ocean freight. The Company believes that the transpiring of time provides the best measurement of the rendering of services to the customer. The Company’s primary output is the provision of transport products over a physical distance. Distance equals speed multiplied by time; because speed may vary over the course of the journey, measuring the rendering of service using units of time is more linearly quantifiable than speed; accordingly, the Company recognizes revenue over time. The Company believes that the methodology employed is comparable to other global logistics companies and offers a faithful depiction of the transport of goods as a service rendered to customers.

Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

While our significant accounting policies are more fully described in Note 2 – Summary of Significant Accounting Policies to our consolidated financial statements, we believe that there were no critical accounting policies that affects the preparation of financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position(s)
Ching Shun Ngan	51	Chairman and Chief Executive Officer
Yi To (Peter)Ng	43	Director
Cheuk Ho Chan	57	Chief Financial Officer
Kwong Sang Liu	62	Independent Director
Jay S.L. Ma	51	Independent Director
Kwok Wan Lee	60	Independent Director

Ching Shun Ngan, Chief Executive Officer and Director, has over 20 years of experience in the freight forwarding industry. Mr. Ngan has comprehensive knowledge and experience in business development and operation management. Before joining NC Logistics, Mr. Ngan was at AE Cargo Services Ltd. (mainly engaged in international freight forwarding business) from October 1998 to July 2015, where he worked as an air freight manager, mainly responsible for reviewing and managing company operations and implementing and reviewing appropriate work procedures in the air freight department. Mr. Ngan joined NCL (HK) in August 2015 and was appointed as the director of NCL (HK) on May 2, 2017. Mr. Ngan is also the founder of GLF and was appointed as the sole director of GLF since its incorporation on August 15, 2016. Mr. Ngan has completed his secondary education from Christian Faith College in Hong Kong.

Yi To (Peter) Ng, Director, is mainly responsible for the overall management of the Company’s operations, overseeing the air and maritime, sales and logistics divisions, and effectively planning, authorizing, coordinating, staffing, organizing and making decisions to achieve the desired profitable performance of the Company, as well as overseeing the day-to-day operations of the Company’s business. Mr. Ng joined NCL (HK) in December 2004 as Assistant Operations Manager and was promoted to General Manager in August 2015. Mr. Ng is also one of the founders of Win-Tec and has been appointed as a director of Win-Tec since its establishment on June 28, 2005, being responsible for overseeing operations and asset management. Mr. Ng graduated from HKUST College of Lifelong Learning with a diploma in logistics management.

Cheuk Ho Chan, Chief Financial Officer, over the last two decades, Mr. Chan has held the positions of finance director, financial controller, and company secretary in multiple companies that are listed on the Main Board of The Stock Exchange of Hong Kong Limited. Since November 2002, he has been serving as an independent non-executive director of Eagle Nice (International) Holdings Limited (a company listed on the Stock Exchange of Hong Kong Limited with stock code 2368). Since July 2021, he has been serving as an independent non-executive director of EPS Creative Health Technology Group Limited (a company listed on the Stock Exchange of Hong Kong Limited with stock code 3860). Since June 2023, he has been serving as an independent non-executive director Winshine Science Company Limited (a company listed on the Stock Exchange of Hong Kong Limited with stock code 209). From July 2022 to March 2023, Mr. Chan served as an executive director at Wai Chun Bio-technology Limited (a company listed on the Stock Exchange of Hong Kong Limited with stock code 660). For more than two decades, he served as the chief financial officer and financial controller in various corporations. The majority of these companies were listed on the Hong Kong Stock Exchange, including Pine Technology Holdings Limited (stock code:1079), North Asia Resources Holdings Limited (stock code: 61), China Best Group Holding Limited (stock code: 370), China Golden Development Holdings Limited (stock code: 162), and Surge Recreation Holdings Limited (stock code: 703). Mr. Chan earned his bachelor’s degree in business administration from the Chinese University of Hong Kong in 1989, followed by a master’s degree in business administration from the University of Manchester in 2003. He has been a fellow member of the Hong Kong Institute of Certified Public Accountants since 2003.

Kwong Sang Liu, Independent Director, has been working as a certified public accountant in Hong Kong for more than 30 years. Mr. Liu has served as an independent director of the Company since November 2024. Mr. Liu is the independent non-executive director of China National Culture Group Co., Ltd. (a company listed on the Stock Exchange of Hong Kong Limited with stock code 745), ABC Multiactive Ltd (a company listed on the GEM of the Stock Exchange with stock code 8300) and Graphex Group Limited (a company listed on the Stock Exchange of Hong Kong Limited with stock code of 6128). Since April 2019, Mr. Liu has been working as an independent non-executive director of ATIF Holdings Limited, a company whose ordinary shares are listed on NASDAQ. From January 2017 to October 2020 Mr. Liu worked as an independent non-executive director of Pine Care Group Limited, a company listed on the Hong Kong Stock Exchange with stock code 1989. From July 2000 to May 2021 Mr. Liu worked as an independent non-executive director of Polytec Asset Holdings Limited, a company listed on the Hong Kong Stock Exchange with stock code 208 and was privatized in May 2021. Mr. Liu graduated from the Hong Kong Polytechnic University with a bachelor’s degree in accounting and obtained a master’s degree in business administration from the University of Lincoln in the United Kingdom. He is a member of the Institute of Chartered Accountants in England and Wales, the Association of Chartered Certified Accountants, the Institute of Financial Accountants, the United Kingdom and the Institute of Public Accountants, Australia. Mr. Liu is also a Certified Tax Adviser and a member of the Hong Kong Institute of Certified Public Accountants, the Taxation Institute of Hong Kong, and the Society of Registered Financial Planners.

Jay S.L. Ma, Independent Director, is a practicing barrister and has over 20 years of experience in the legal industry. Ms. Ma has served as an independent director of the Company since November 2024. During her legal career Ms. Ma has served in various panels and involved in the legal academic field. From September 2008 to September 2009, Ms. Ma served as a Deputy Special Magistrate in the magistrate court of Hong Kong, where she adjudicated cases on various departmental summonses. Ms. Ma has been serving as the chairman of the Appeal Tribunal Panel (buildings) since December 2018. From June 2021 to June 2023 Ms. Ma served as a panel member to Disciplinary Board Panel (Lands Department). Since June 2023 Ms. Ma has been serving as the deputy chairman of the Administrative Appeals Board. Ms. Ma is also serving as Hong Kong consultant to Beijing Bastion Law Firm, since March 2022. Ms. Ma has a Bachelor of Laws (LLB) degree from Manchester Metropolitan University, and a Master of Laws (LLM) degree from University of Hong Kong.

Kwok Wan Lee, Independent Director, has over 30 years of experience in merger and acquisitions, manufacturing, banking, and investment management. Mr. Lee has served as an independent director of the Company since November 2024. Mr. Lee has been serving as the independent director at King Stone Energy Group Limited, since November 2019. Mr. Lee worked as the vice president and HK consultant for Elion Resources group from August 2017 to March 2019. From January 2014 to July 2017 Mr. Lee worked as the director of China-Ukraine Fund and Association. In addition, he held a series of positions with multi-national companies and OCBC Baking Group of Singapore in Singapore, Malaysia, Abu Dhabi of United Arab Emirates, Germany, Hong Kong, Kazakhstan and China. Mr. Lee graduated with a Master in Finance degree from Macquarie University.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

B. Compensation

Compensation of Directors and Executive Officers

The following table sets forth certain information with respect to compensation for the fiscal year ended September 30, 2024 and 2023, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US $)*
Ching Shun Ngan	2024	173,809	-	-	-	-	-	-	173,809
(CEO and Chairman)	2023	172,574	-	-	-	-	-	-	172,574

Cheuk Ho Chan	2024	-		-	-	-	-	-	-
(CFO)	2023	-		-	-	-	-	-	-

Shing Kwan Henry Lam	2024	235,500		-	-	-	-	-	235,500
(former executive officer)	2023	230,977		-	-	-	-	-	230,977

Agreements with Named Executive Officers

The Company is currently negotiating employment agreements with its Chief Executive Officer and Chief Financial Officer.

Compensation of Directors

For the years ended 2024 and 2023, we did not compensate our independent director for their services as they had not become the independent directors in the years of 2024 and 2023.

The following table sets forth certain information with respect to compensation for the years ended September 30, 2024 and 2023 earned by or paid to our directors. Salary included the monthly salary, bonus and mandatory provident fund contributed by the Company.

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US $)*
Ching Shun Ngan	2024	173,809	-	-	-	-	-	-	173,809
(CEO and Chairman)	2023	172,574	-	-	-	-	-	-	172,574
Yi To (Peter) Ng	2024	145,565	-	-	-	-	-		145,565
(Director)	2023	144,908	-	-	-	-	-		144,908
Kwong Sang Liu	2024	-	-	-	-	-	-		-
(Director)	2023	-	-	-	-	-	-		-
Jay S.L. Ma	2024	-	-	-	-	-	-		-
(Director)	2023	-	-	-	-	-	-		-
Kwok Wan Lee	2024	-	-	-	-	-	-		-
(Director)	2023	-	-	-	-	-	-		-

Equity Incentive Plan

The Company has not adopted any equity incentive plan.

C. Board Practices

Board of Directors

Our board of directors consists of five directors. Our board of directors has determined that our three independent directors, Kwong Sang Liu, Kwok Wan Lee, and Jay S.L. Ma satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

Under BVI law, our directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The board of directors have all the powers necessary for managing, and for directing and supervising, the business and affairs of the company, including but not limited to:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of relevant charges of the company.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. Even though we are exempted from corporate governance standards because we are a foreign private issuer, we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messer Kwong Sang Liu, Kwok Wan Lee, Jay S.L.Ma, with Mr. Kwong Sang Liu serving as the chairman of our audit committee. We have determined that each member satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Our board also has determined that Section Kwong Sang Liu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of the Company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Messer Kwok Wan Lee, Kwong Sang Liu and Jay S.L.Ma. Ms. Jay S.L.Ma is the chairman of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving reviewing and recommending to the board with respect to the compensation of our directors; and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Messer Kwok Wan Lee, Kwong Sang Liu and Jay S.L.Ma. Mr. Kwok Wan Lee is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Corporate Governance

The business and affairs of the company are managed under the direction of our Board. We have conducted Board meetings regularly since inception. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. In addition to the contact information in this Annual Report, the Board has adopted procedures for communication with the officers and directors as the date hereof. Each shareholder will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual shareholders’ meetings. All communications from shareholders are relayed to the members of the Board.

As a limited liability and holding company incorporated in the BVI and listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from the Nasdaq Stock Market Rules.

Pursuant to Nasdaq Rule 5615(a)(3) (Exemptions from Certain Corporate Governance Requirements), the Company has adopted and follows certain BVI practices in lieu of certain requirements under Nasdaq Rules 5605(b)(2), 5620, 5635, 5250(b)(3) and 5250(d). As such, in lieu of Nasdaq corporate governance requirements, the Company:

●	Does not and will not have regularly scheduled meetings at which only Independent Directors (as defined under Nasdaq Marketplace Rule 5605(a)(2)) are present;

●	Does not and will not have annual meeting of shareholders;

●	Can issue securities in connection with (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings, each of the foregoing as defined under Nasdaq Rules 5635(a)(b)(c)(d) without shareholders’ approval;

●	Does not and will not disclose the material terms of all agreements and arrangements between any director or nominee for director, and any person or entity other than the Company, relating to compensation or other payment in connection with such person’s candidacy or service as a director of the Company; and

●	Does not and will not distribute annual and interim reports to shareholders.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

Our Board of Directors, which consists of five members, is making all determinations regarding executive officer compensation.

.

Terms of Directors and Officers

Each of our directors holds for the term, if any, fixed by the resolution of members or resolution of directors appointing him, or until his earlier death, resignation or removal. All of our executive officers are appointed by and serve at the discretion of our board of directors..

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

E. Share Ownership

The following table sets forth information concerning the beneficial ownership within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of January 22, 2025 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5.0% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 21,500,000 Ordinary Shares outstanding as of January 22, 2025.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities, held by each such person that are exercisable or convertible within 60 days of the date of this Annual Report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):

Ching Shun Ngan	8,400,000	39.07%
Cheuk Ho Chan	-	-
Yi To (Peter)Ng	-	-
Kwong Sang Liu	-	-
Jay S.L. Ma	-	-
Kwok Wan Lee	-	-
All directors and executive officers as a group	8,400,000	39.07%

5% Principal Shareholders:
Chi Keung Yip	2,000,000	9.30%
Asia International Securities Exchange Co., Ltd. (“AISE”)	3,300,000	15.35%
Yuk Hung Sin	3,450,000	16.05%

(1)	Unless otherwise indicated, the business address of each of the individuals is Office A-E, 33/F, King Palace Plaza, 55 King Yip Street, Kwun Tong, Kowloon, Hong Kong.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

During and after the last completed fiscal year ended September 30, 2024, the Company was not required to prepare an accounting restatement, or any accounting restatement that required recovery of erroneously awarded compensation pursuant to the Company’s compensation recovery policy required by the Nasdaq listing rules, and there was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to any prior restatement.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

During the last three years, we have engaged in the following transactions with our directors, executive officers, or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

Balance With Related Parties

The balance with related parties consisted of the following at September 30, 2024 and 2023:

	As of September 30, 2024	As of September 30, 2023
	US$	US$
Loan advance to related party
Sin Yuk Hung	-	218,109
Loan received from related party
Asia International Securities Exchange Co., Limited	2,430,691	935,107
Due from/ (to) related parties
Lam Shing Kwan Henry (former executive officer)	440,164	(17,099)
Ngan Ching Shun (executive officer)	260,957	(9,723)
Ng Yi To Peter (director)	82,085	(3,353)
	783,206	(30,175)

As of September 30, 2024, due from related parties are advances to related parties. As of September 30, 2023, due to related parties are net balances which due from related parties were offset against dividend payable. The advances are unsecured, non-interest bearing and due on demand. The Company has not recorded any imputed interest income or expenses for the year ended September 30, 2023 and 2024. The amount due from related parties are fully repaid in December 2024.

On December 1, 2022, the Company entered into facility letter with Sin Yuk Hung, a shareholder, to offer facility of up to HK$2 million ($256,410), which would be made available to the shareholder for overdraft process. Drawdowns can occur in different tranches, subject to approval by the Company, and can be repaid at any time with one month’s notice. This loan bears an annual interest rate of 2.8% on the outstanding amount from drawdown tranche until repayment. The loan of US$217,949 was repaid on April 8, 2024.

On December 22, 2022, the Company entered into a loan and sale and purchase agreement, and on November 27, 2024, the Company entered into an amendment to this agreement (as amended, the “Agreement”) with Ngan Ching Shun and Asia International Securities Exchange Co., Ltd (“AISE”), pursuant to which AISE acquired 21% shareholding in the Company from Mr. Ngan and as part of the Agreement, AISE agreed to lend the Company up to the amount of $2 million in order to finance the expenses of the offering. The loan is interest free and payable in full 180 days from the first trading date of the Company. The Company will not repay the loan, in whole or in part, prior to such date. AISE subsequently disposed of 4.5% to a third party shortly after the acquisition of the 21% shareholding and it remains a 16.5% shareholder of the Company.

Collateral and Guarantee

The collateral and guarantee made by related parties to the Company as of September 30, 2024, September 30, 2023 and September 30, 2022 consists of the following:

The collateral and guarantee made by related parties to the Company as of September 30, 2024 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of September 30, 2024
			US$	US$
Guarantee by Lam Shing Kwan Henry, for revolving loans	Bank of Communications (Hong Kong) Limited	On demand	897,435	897,435
Guarantee by Lam Shing Kwan Henry amounted to HK$100,000, for credit card	The Hongkong and Shanghai Banking Corporation Limited	On demand	7,949	-
Guarantee by Lam Shing Kwan Henry and all monies Second Legal Mortgage on a property owned by Lam Shing Kwan Henry for bank overdraft	Bank of Communications (Hong Kong) Limited	On demand	769,230	591,207
			1,674,614	1,488,642

The expiration date of the facilities of HKD 7,000,000 is March 27, 2026.

The collateral and guarantee made by related parties to the Company as of September 30, 2023 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of September 30, 2023
			US$	US$
Guarantee by Lam Shing Kwan Henry for revolving loans and credit card	Bank of Communications (Hong Kong) Limited	On demand	1,282,050	1,282,050
Guarantee by Lam Shing Kwan Henry amounted to HK$100,000, for credit card	The Hongkong and Shanghai Banking Corporation Limited	On demand	7,949	-
Guarantee by Lam Shing Kwan Henry and all monies Second Legal Mortgage on a property owned by Lam Shing Kwan Henry for bank overdraft	Bank of Communications (Hong Kong) Limited	On demand	1,153,846	934,918
			2,443,845	2,216,968

The expiration date of the facilities of HKD 7,000,000 and HKD 3,000,000 are March 27, 2026 and April 28, 2027 respectively.

The collateral and guarantee made by related parties to the Company as of September 30, 2022 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of September 30, 2022
			US$	US$
Guarantee by Lam Shing Kwan Henry for instalment loan	Bank of Communications (Hong Kong) Limited	2018-01-26 to 2023-01-25	1,025,641	73,737
Guarantee by Lam Shing Kwan Henry and Ngan Ching Shun for instalment loan	Bank of Communications (Hong Kong) Limited	2020-07-22 to 2023-07-21	512,821	146,722
Guarantee by Lam Shing Kwan Henry for revolving loans	Bank of Communications (Hong Kong) Limited	On demand	1,282,050	1,282,050
Guarantee by Lam Shing Kwan Henry amounted to HK$100,000, for credit card	The Hongkong and Shanghai Banking Corporation Limited	On demand	7,949	-
Guarantee by Lam Shing Kwan Henry and all monies Second Legal Mortgage on a property owned by Lam Shing Kwan Henry for bank overdraft	Bank of Communications (Hong Kong) Limited	On demand	1,153,846	-
			3,982,307	1,502,509

The expiration date of the facilities of HKD 7,000,000 and HKD 3,000,000 are March 27, 2026 and April 28, 2027 respectively.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees-C. Board Practices-Agreements with Named Executive Officers.”

Share Incentive Plan

Not applicable.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this Annual Report.

Legal Proceedings

See “Item 4. Information on the Company-B. Business Overview-Legal Proceedings.”

Dividend Policy

Subject to the BVI Act and our memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

No dividend was approved and declared during the year ended September 30, 2024.

During the year ended September 30, 2023, the Company approved and declared a dividend of HK$55,000,000 (equivalent to US$7,051,282). Pursuant to their investment agreements with the Company the Pre-IPO Investors agreed not to receive any dividend unless and until the closing of the offering. Those Pre-IPO Investors therefore waived their right to receive the declared dividends in the amount of HK$8,250,000 (equivalent to US$1.1 million). The four founder shareholders who were entitled to receive HK$46.75 million (equivalent to US$5.99 million), therefore instructed the Company to set-off the dividend receivable by them against the current account due from them to the Company in full. Any dividend remained unpaid will be settled and paid to the relevant shareholders before the closing of the offering.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiaries NCL (HK), GLF and Win-Tec.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report and below, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

On December 17, 2024, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Craft Capital Management LLC, as representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten public offering (the “Offering”) an aggregate of 1,500,000 ordinary shares of the Company, no par value (the “Ordinary Shares”), at a public offering price of $4 per share. The Company also granted the Underwriters a 45-day option starting from the effective date of post-effective amendment No. 2 to the Registration Statement to purchase up to additional 225,000 ordinary shares to cover over-allotments, if any.

The Ordinary Shares were offered pursuant to a registration statement on Form F-1 (File No. 333-274115) (the “F-1”) relating to the Offering, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2024, and the Company’s registration statement on Form F-1MEF (File No. 333-283877) (the “MEF”) filed with the SEC on December 17, 2024, which became effective upon filing. The Company filed a post-effective amendment No. 1 and a post-effective amendment No.2 to the F-1 on November 29, 2024 and December 9, 2024, respectively; the post-effective amendment No.2 was declared effective by the SEC on December 13, 2024.

On December 19, 2024, the Company closed its Offering of 1,500,000 Class A ordinary shares for gross proceeds of $6 million. The Ordinary Shares were priced at $4.00 per share, and the Offering was conducted on a firm commitment basis, with no over-allotment exercised by the Underwriters. Upon closing of the Offering, the Underwriters were issued warrants exercisable at any time and from time to time, in whole or in part, during the four-year period commencing six months from the closing of the Offering, entitling the Underwriters to purchase up to 4% of the total number of Ordinary Shares sold in the offering (including any Ordinary Shares sold as a result of the exercise of the Underwriters’ over-allotment option) at an exercise price of $5.00 per share.

The final prospectus relating to the Offering was filed with the SEC on December 18, 2024.

The Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “NCEW” on December 18, 2024.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “NCEW.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “NCEW”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We were incorporated as a BVI business company under the laws of the BVI on April 24, 2019. At incorporation, we were authorized to issue a maximum of 50,000 shares consisting of 50,000 Ordinary Shares with no par value per share. By the adoption of an amended memorandum of association dated April 11, 2023, the Company’s authorized share capital was increased to 2,000,000,000 Ordinary Shares. As of the date of this Annual Report, following a further amendment of the memorandum of association dated June 19, 2023, we are authorized to issue a maximum of 100,000,000 shares consisting of either Ordinary Shares or preferred shares with no par value per share.

As of the date of this Annual Report, there were 21,500,000 Ordinary Shares and no preferred shares issued and outstanding.

Ordinary Shares

General

All of our issued shares are fully paid and non-assessable. Certificates evidencing the shares are issued in registered form. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Under the BVI Act, the Ordinary Shares are deemed to be issued when the name of the shareholder is entered in our register of members. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the BVI Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting Rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution of members in writing, each in accordance with the memorandum and articles of association. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each share that such shareholder holds.

Transfer of Ordinary Shares

Subject to the restrictions contained in our memorandum and articles of association, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Liquidation

As permitted by the BVI Act and our memorandum and articles of association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if our assets exceed our liabilities and we are able to pay our debts as they fall due. We may also be wound up in circumstances where we are insolvent in accordance with the terms of the BVI Insolvency Act 2003.

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our memorandum and articles of association and subject to any applicable requirements imposed from time to time by the BVI Act, the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which our securities are listed.

Variations of Rights of Shares

If at any time we are authorized to issue more than one class of shares, all or any of the rights attached to any class of shares may be amended only with the consent in writing of or by a resolution passed at a meeting of not less than 50 percent of the shares of the class to be affected.

General Meetings of Shareholders

Under our memorandum and articles of association, a copy of the notice of any meeting of shareholders shall be given not less than seven days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a meeting of shareholders upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if at least 90% of the shares entitled to vote on the matters to be considered at the meeting have agreed to short notice of the meeting, or if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice and presence at the meeting shall be deemed to constitute waiver for this purpose.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than one third of the shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the Ordinary Shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the members present shall choose a shareholder to act to chair the meeting of the shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy shall preside as chairman, failing which the oldest individual member or member representative shall take the chair.

A corporation that is a shareholder shall be deemed for the purpose of our memorandum and articles of association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Inspection of Books and Records

Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the Registrar of Corporate Affairs, which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the company has elected to file such a register. Members of the public may also, upon payment of a nominal fee, obtain from the Registrar of Corporate Affairs the names of the current directors of a company.

A member of the Company is also entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members and of those classes of members of which that member is a member, and to make copies and take extracts from the documents and records referred to in (i) to (iv) above. However, our directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document specified in (ii) to (iv) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts or records. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Changes in shares

We may from time to time by resolution of shareholders or resolution of our board of directors, subject to our memorandum and articles of association:

●	amend our memorandum and articles of association to increase or decrease the maximum number of shares we are authorized to issue;

●	split our authorized and issued shares into a larger number of shares; and

●	combine our authorized and issued shares into a smaller number of shares;

Preferred Shares

Our memorandum and articles of association authorizes the creation and issuance without shareholder approval of preferred shares up to the maximum number of authorized but unissued shares, in up to five classes and with such designation, rights and preferences as may be determined by a resolution of our board of directors to amend the memorandum and articles of association to create such designations, rights and preferences. No preferred shares are currently issued or outstanding. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights, which could adversely affect the voting power or other rights of the holders of ordinary shares. The preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any preferred shares, we may do so in the future.

The rights of preferred shareholders, once the preferred shares are in issue, may only be amended by a resolution to amend our memorandum and articles of association provided such amendment is also approved by a separate resolution of a majority of the votes of preferred shareholders who being so entitled attend and vote at the class meeting of the relevant preferred class. If our preferred shareholders want us to hold a meeting of preferred shareholders (or of a class of preferred shareholders), they may requisition the directors to hold one upon the written request of preferred shareholders entitled to exercise at least 30% of the voting rights in respect of the matter (or class) for which the meeting is requested. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 30%.

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies (the “surviving company”) and a consolidation means the uniting of two or more constituent companies into a new company (the “consolidated company”). The procedure for a merger or consolidation between the company and another company (which need not be a BVI company, and which may be the company’s parent or subsidiary, but need not be) is set out in the BVI Act. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which with the exception of a merger between a parent company and its subsidiary, must also be approved by a resolution of a majority of the shareholders voting at a quorate meeting of shareholders or by written resolution of the shareholders of the BVI company or BVI companies which are to merge. While a director may vote on the plan of merger or consolidation, or any other matter, even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company. A transaction entered into by the Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. A foreign company which is able under the laws of its foreign jurisdiction to participate in the merger or consolidation is required by the BVI Act to comply with the laws of that foreign jurisdiction in relation to the merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized, if required, by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI. The merger is effective on the date that the articles of merger are registered with the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger or consolidation.

As soon as a merger becomes effective: (a) the surviving company or consolidated company (so far as is consistent with its memorandum and articles of association, as amended or established by the articles of merger or consolidation) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) in the case of a merger, the memorandum and articles of association of any surviving company are automatically amended to the extent, if any, that changes to its memorandum and articles of association are contained in the articles of merger or, in the case of a consolidation, the memorandum and articles of association filed with the articles of consolidation are the memorandum and articles of the consolidated company; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company or consolidated company; (d) the surviving company or consolidated company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger or consolidation; and (f) no proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any member, director, officer or agent thereof, are abated or discontinued by the merger or consolidation; but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or consolidated company or against the member, director, officer or agent thereof, as the case may be; or (ii) the surviving company or consolidated company may be substituted in the proceedings for a constituent company. The Registrar of Corporate Affairs shall strike off the register of companies each constituent company that is not the surviving company in the case of a merger and all constituent companies in the case of a consolidation. If the directors determine it to be in the best interests of the company, it is also possible for a merger to be approved as a Court approved plan of arrangement or scheme of arrangement in accordance with the BVI Act.

A shareholder may dissent from (a) a merger if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a compulsory redemption of 10 per cent or fewer of the issued shares of the company required by the holders of 90 percent. or more of the shares of the company pursuant to the terms of the BVI Act; and (e) a plan of arrangement, if permitted by the BVI Court (each, an Action). A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from an Action must object in writing to the Action before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. Such objection shall include a statement that the member proposes to demand payment for his or her shares if the Action is taken. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the Action, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company shall make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits

There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below.

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company in certain circumstances to redress any wrong done to it. Such actions are known as derivative actions. The BVI Court may only grant permission to bring a derivative action where the following circumstances apply:

●	the company does not intend to bring, diligently continue or defend or discontinue proceedings; and

●	it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.

When considering whether to grant leave, the BVI Court is also required to have regard to the following matters:

●	whether the shareholder is acting in good faith;

●	whether a derivative action is in the company’s best interests, taking into account the directors’ views on commercial matters;

●	whether the action is likely to proceed;

●	the costs of the proceedings in relation to the relief likely to be obtained; and

●	whether an alternative remedy is available.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition the BVI Court for the winding up of a company under the BVI Insolvency Act 2003 for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable for the court to so order. This remedy is generally only available in exceptional circumstances as a last resort where there are no other remedies available.

Indemnification of directors and executive officers and limitation of liability

Our memorandum and articles of association provides that, subject to certain limitations, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the company and as to whether the person had no reasonable cause to believe that his conduct was unlawful and is, in the absence of fraud, sufficient for the purposes of the memorandum and articles of association, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our memorandum and articles of association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of the Company or management that shareholders may consider favorable. Under the BVI Act there are no provisions which specifically prevent the issuance of preferred shares or any such other ‘poison pill’ measures. The memorandum and articles of association of the Company contain provisions that permit our board of directors by resolution to amend certain provisions of the memorandum and articles of association, including to create and issue classes of shares with preferred, deferred or other special rights or restrictions as the board of directors determine in their discretion, without any further vote or action by our shareholders. If issued, the rights, preferences, designations and limitations of any class of preferred shares would be set by the board of directors by way of amendments to relevant provisions of the memorandum and articles of association and could operate to the disadvantage of the outstanding ordinary shares the holders of which would not have any pre-emption rights in respect of such an issue of preferred shares. Such terms could include, among others, preferences as to dividends and distributions on liquidation, or could be used to prevent possible corporate takeovers. Therefore, the directors without the approval of the holders of Ordinary Shares may issue preferred shares that have characteristics that may be deemed to be anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans. However, under BVI law, our directors in the exercise of their powers granted to them under our memorandum and articles of association and performance of their duties, are required to act honestly and in good faith in what the director believes to be in the best interests of the Company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under BVI law, our directors owe fiduciary duties both at common law and under statute including, among others, a statutory duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our memorandum and articles of association. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Pursuant to the BVI Act and our memorandum and articles of association, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

In certain limited circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, or proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the BVI Court may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to section 184I(1) of the BVI Act, a shareholder of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI Court for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. BVI law provides that, subject to the memorandum and articles of association of a company, an action that may be taken by members of the company at a meeting may also be taken by a resolution of members consented to in writing.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. BVI law and our memorandum and articles of association allow our shareholders holding 30% or more of the votes of the outstanding voting shares to requisition a shareholders’ meeting. There is no requirement under BVI law to hold shareholders’ annual general meetings, but our memorandum and articles of association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under BVI law, our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of the shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75 percent of the votes of the shareholders entitled to vote. Directors can also be removed by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. BVI law has no comparable statute and our memorandum and articles of association does not provide for the same protection afforded by the Delaware business combination statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders, (or by resolution of directors if the shareholders have approved the liquidation plan) provided that the directors have made a declaration of solvency that the company is able to discharge its debts as they fall due and that the value of the company’s assets exceed its liabilities.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class. For these purposes the creation, designation or issue of (i) shares with rights and privileges ranking pari passu to an existing class of shares, or (ii) preferred shares with rights and privileges ranking in priority to an existing class of shares is deemed not to be a variation of the rights of such existing class and may in accordance with our memorandum and articles of association be effected by resolution of directors without shareholder approval.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by BVI law, our memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI.

Anti-Money Laundering Laws

In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the BVI knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the BVI, pursuant to the Proceeds of Criminal Conduct Act, 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

The above summary is qualified in its entirety by our amended and restated memorandum of association and our amended and restated articles of association filed as Exhibit 1.2 of the Exhibit Index of this Annual Report on Form 20-F.

C. Material Contracts

Material contracts other than in the ordinary course of business are described in Item 4 and Item 7 or elsewhere in this annual report.

D. Exchange Controls

PRC on Foreign Exchange (the “Foreign Exchange Regulations”), which were promulgated on January 29, 1996, became effective on April 1, 1996 and were last amended on August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade- and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless prior approval by competent authorities for the administration of foreign exchange is obtained. Under the Foreign Exchange Regulations, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of SAFE to pay dividends by providing certain evidentiary documents, including board resolutions, tax certificates, or for trade- and services-related foreign exchange transactions, by providing commercial documents evidencing such transactions.

Circular No. 37 and Circular No. 13

Circular 37 was released by SAFE on July 4, 2014 and abolished Circular 75 which had been in effect since November 1, 2005. Pursuant to Circular 37, a PRC resident should apply to SAFE for foreign exchange registration of overseas investments before it makes any capital contribution to a special purpose vehicle, or SPV, using his or her legitimate domestic or offshore assets or interests. SPVs are offshore enterprises directly established or indirectly controlled by domestic residents for the purpose of investment and financing by utilizing domestic or offshore assets or interests they legally hold. Following any significant change in a registered offshore SPV, such as capital increase, reduction, equity transfer or swap, consolidation or division involving domestic resident individuals, the domestic individuals shall amend the registration with SAFE. Where an SPV intends to repatriate funds raised after completion of offshore financing to the PRC, it shall comply with relevant PRC regulations on foreign investment and foreign debt management. A foreign-invested enterprise established through return investment shall complete relevant foreign exchange registration formalities in accordance with the prevailing foreign exchange administration regulations on foreign direct investment and truthfully disclose information on the actual controller of its shareholders.

If any shareholder who is a PRC resident (as determined by the Circular No. 37) holds any interest in an offshore SPV and fails to fulfil the required foreign exchange registration with the local SAFE branches, the PRC subsidiaries of that offshore SPV may be prohibited from distributing their profits and dividends to their offshore parent company or from carrying out other subsequent cross-border foreign exchange activities. The offshore SPV may also be restricted in its ability to contribute additional capital to its PRC subsidiaries. Where a domestic resident fails to complete relevant foreign exchange registration as required, fails to truthfully disclose information on the actual controller of the enterprise involved in the return investment or otherwise makes false statements, the foreign exchange control authority may order them to take remedial actions, issue a warning, and impose a fine of less than RMB 300,000 on an institution or less than RMB 50,000 on an individual.

Circular 13 was issued by SAFE on February 13, 2015, and became effective on June 1, 2015. Pursuant to Circular 13, a domestic resident who makes a capital contribution to an SPV using his or her legitimate domestic or offshore assets or interests is no longer required to apply to SAFE for foreign exchange registration of his or her overseas investments, instead, he or she shall register with a bank in the place where the assets or interests of the domestic enterprise in which he or she has interests are located if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate domestic assets or interests; or he or she shall register with a local bank at his or her permanent residence if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate offshore assets or interests.

As of the date of this Annual Report, all beneficial shareholders of Changzhou Zhongjin have completed registrations in accordance with Circular 37. The failure of our beneficial shareholders to comply with the registration procedures may subject each of our beneficial shareholders to fines of less than RMB 50,000 (approximately US$7,199). The Chinese resident shareholders’ failure to comply with SAFE Circular 37 also results in restrictions being imposed on foreign exchange activities of the SPV, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders, and contribute registered capital as well as additional capital to WFOE. WFOE’s ability to pay dividends or make distributions is also restricted, and repatriation of profits and dividends derived from special purpose vehicles by Chinese residents to China are illegal. The offshore financing funds are also not allowed to be used in China.

Circular 19 and Circular 16

Circular 19 was promulgated by SAFE on March 30, 2015, and became effective on June 1, 2015. According to Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises, meaning the monetary contribution confirmed by the foreign exchange authorities or the monetary contribution registered for account entry through banks, shall be granted the benefits of Discretional Foreign Exchange Settlement (“Discretional Foreign Exchange Settlement”). With Discretional Foreign Exchange Settlement, foreign capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau, or for which book-entry registration of monetary contribution has been completed by the bank, can be settled at the bank based on the actual operational needs of the foreign-invested enterprise. The allowed Discretional Foreign Exchange Settlement percentage of the foreign capital of a foreign-invested enterprise has been temporarily set to be 100%. The Renminbi converted from the foreign capital will be kept in a designated account and if a foreign-invested enterprise needs to make any further payment from such account, it will still need to provide supporting documents and to complete the review process with its bank.

Furthermore, Circular 19 stipulates that foreign-invested enterprises shall make bona fide use of their capital for their own needs within their business scopes. The capital of a foreign-invested enterprise and the Renminbi it obtained from foreign exchange settlement shall not be used for the following purposes:

●	directly or indirectly used for expenses beyond its business scope or prohibited by relevant laws or regulations;

●	directly or indirectly used for investment in securities unless otherwise provided by relevant laws or regulations;

●	directly or indirectly used for entrusted loan in Renminbi (unless within its permitted scope of business), repayment of inter-company loans (including advances by a third party) or repayment of bank loans in Renminbi that have been sub-lent to a third party; or

●	directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for foreign-invested real estate enterprises).

Circular 16 was issued by SAFE on June 9, 2016. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange capital items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis applicable to all enterprises registered in the PRC. Circular 16 reiterates the principle that an enterprise’s Renminbi capital converted from foreign currency-denominated capital may not be directly or indirectly used for purposes beyond its business scope or purposes prohibited by PRC laws or regulations, and such converted Renminbi capital shall not be provided as loans to non-affiliated entities.

E. Taxation

The following summary of certain Cayman Islands, PRC and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Ordinary Shares is based on laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. Please note that this summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to purchase our Ordinary Shares, such as tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the British Virgin Islands, the People’s Republic of China and the United States.

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this Annual Report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	Pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	U.S. expatriates;

●	Certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% (by vote or value) or more of our voting shares (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	governments or agencies or instrumentalities thereof;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a trust.

All of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is No income tax treaty between the United States and the BVI, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this Annual Report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

Passive Foreign Investment Company (“PFIC”)

Hong Kong Profits Taxation

Our indirectly held subsidiaries, GLF and Win-Tec, are Hong Kong entities subject to the two-tier profit tax rates system according to Hong Kong tax rules and regulations.

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (the “Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Under the Ordinance, it is an entity’s election to nominate an entity that will be subject to the two-tier profits tax rate on its Profits Tax Return. The election is irrevocable.

Under Hong Kong tax laws, our Hong Kong subsidiary is exempted from Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong.

BVI Taxation

The Government of the BVI does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its shareholders who are not tax resident in the BVI.

The Company and all distributions, interest and other amounts paid by the Company to persons who are not tax resident in the BVI will not be subject to any income, withholding or capital gains taxes in the BVI, with respect to the Ordinary Shares in the Company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the BVI with respect to any shares, debt obligations or other securities of the Company.

Except to the extent that we have any interest in real property in the BVI, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its shareholders.

There is no income tax treaty or convention currently in effect between the United States and the BVI or between Hong Kong and the BVI.

BVI Economic Substance Legislation

The BVI, together with several other non-European Union jurisdictions, has introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “ES Act”) came into force in the BVI introducing certain economic substance requirements for in-scope BVI entities which are engaged in certain “relevant activities”.

Although it is presently anticipated that the ES Act will have little material impact on the Company or its operations, as the legislation is relatively new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-274115), as amended.

Documents concerning us that are referred to in this document may be inspected at Office A-E, 33/F, King Palace Plaza, 55 King Yip Street, Kwun Tong, Kowloon, Hong Kong. In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

We are not required to provide an annual report to security holders in response to the requirements of Form 6-K.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency risk

Our revenues, expenses and assets and liabilities are primarily denominated in Renminbi. Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On March 17, 2014, the PRC government announced a policy to further expand the maximum daily floating range of Renminbi trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2.0%. On August 10, 2015, the PRC government announced that it had changed the calculation method for Renminbi’s daily central parity exchange rate against the U.S. dollar, which resulted in an approximately 2.0% depreciation of Renminbi on that day. We expect Renminbi to fluctuate more significantly in value against the U.S. dollar or other foreign currencies in the future, depending on the market supply and demand with reference to a basket of major foreign currencies. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. To the extent that we need to convert U.S. dollars we received from the offering into Renminbi for our operations or capital expenditures, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

In addition, very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Concentration of credit risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalents and restricted cash. As of September 30, 2024, substantially all of our cash and cash equivalents and term deposits were deposited with financial institutions with high-credit ratings and quality.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

On December 19, 2024, the Company closed its initial public offering (“IPO”) of 1,500,000 Ordinary Shares, pursuant to its registration statement on Form F-1 (File No. 333-274115) (the “F-1”) relating to the Offering, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2024, and the Company’s registration statement on Form F-1MEF (File No. 333-283877) (the “MEF”) filed with the SEC on December 17, 2024, which became effective upon filing. The Company filed a post-effective amendment No. 1 and a post-effective amendment No.2 to the F-1 on November 29, 2024 and December 9, 2024, respectively; the post-effective amendment No.2 was declared effective by the SEC on December 13, 2024. The Ordinary Shares were priced at $4.00 per share for total gross proceeds of $6,000,000 before deducting underwriting discounts and offering expenses. The Ordinary Shares commenced trading under the symbol “NCEW” on the Nasdaq Capital Market on December 18, 2024.

The amount of expenses incurred for our account in connection with the IPO for underwriting discounts and commissions, finders’ fees, expenses paid to or for underwriters, other expenses and total expenses was approximately $1,016,239, The total net proceeds after deducting such expenses was approximately $4,983,761.

We have earmarked and have been using the proceeds of the initial public offering as follows: business expansion – up to 40%; technology innovation – up to 15%; enhance warehousing and distributing capabilities – up to 15%; recruitment of talented personnel – up to 5% and general working capital – up to 25%.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures Evaluation

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2024. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of September 30, 2024, were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm because our company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

Internal Control Over Financial Reporting

In relation to the examination of our combined and consolidated financial statements presented in this annual report, we have identified a significant weakness in our internal control over financial reporting. This identified material weakness is associated with a lack of adequately skilled staff possessing U.S. GAAP knowledge for financial reporting purposes, thereby affecting the proper adherence to U.S. GAAP and SEC requirements. A comprehensive assessment of our internal control, aimed at identifying and reporting material weaknesses and other deficiencies, was not conducted by either us or our independent registered public accounting firm. Performing such an assessment or having an audit of our internal control over financial reporting might have revealed additional deficiencies.

To address the identified material weakness stemming from the audit of our combined and consolidated financial statements for the year ended September 30, 2024, we intend to implement various measures, including the hiring of additional accounting personnel to enhance the financial reporting function and the establishment of a financial and system control framework. We also intend to initiate regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel. Moreover, we are in the process of developing and implementing a set of policies and procedures for period-end financial reporting. However, we cannot provide assurance that these measures will be entirely effective in remediating the material weakness in a timely manner or at all.

Being a company with less than US$1.235 billion in revenue for the fiscal year of 2022, we qualify as an “emerging growth company” under the JOBS Act. An emerging growth company is entitled to certain reduced reporting and other requirements that are typically applicable to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 concerning the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Kwong Sang Liu is the audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of business conduct and ethics, a code that applies to members of the board of directors including its chairman and other senior officers, including the chief executive officer, the chief financial officer and the chief operations officer. See Exhibit 11.1 to this Annual Report for the Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by ZH CPA, LLC for the periods indicated:

	September 30, 2024	September 30, 2023
	USD	USD
Audit Fees	$195,000	190,000
Audit Related Fees	30,000	30,000
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$225,000	220,000

“Audit-related fees” are the aggregate fees billed for review of interim financial information that are not reported under audit fees.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees” for more information.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policy is attached as an exhibit to this Annual Report.

ITEM 16K. CYBERSECURITY

The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and has overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the company’s supply chain, suppliers and other service providers. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. The Company’s executive officers are responsible for overseeing and periodically reviewing and identifying risks from cybersecurity threats associated with its use of any third-party service provider.

Since the start of its latest completed fiscal year and up to the date of this Annual Report, the Company is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the registrant, including its business strategy, results of operations, or financial condition.

The Company’s board of directors is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the board. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission)

2.2*	Description of Securities

4.1	Underwriting Agreement dated December 17, 2024 (incorporated by reference to Exhibit 1.1 of our Form 6-K filed with the Securities and Exchange Commission on December 19, 2024)

8.1*	List of Subsidiaries of the Company

10.1	Loan and Sale Purchase Agreement, dated December 22, 2022, as between NCL Logistics and AISE (incorporated by reference to Exhibit 10.3) of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission

10.2	Licensing Agreement, dated March 6, 2023, as between NCL (HK) and Well King Transportation Limited (incorporated by reference to Exhibit 10.4) of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission)

10.3	Loan Agreement with Bank of Communications (Hong Kong) Limited, dated January 18, 2018 (incorporated by reference to Exhibit 10.5) of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission

10.4	Loan Agreement with Bank of Communications (Hong Kong) Limited, dated March 18, 2019 (incorporated by reference to Exhibit 10.6) of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission

10.5	Loan Agreement with Bank of Communications (Hong Kong) Limited, dated April 9, 2020 (incorporated by reference to Exhibit 10.7) of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission

10.6	Loan Agreement with Bank of Communications (Hong Kong) Limited, dated June 3, 2020 (incorporated by reference to Exhibit 10.8) of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission

10.7*	Tenancy Agreement, dated September 5, 2024, as between True Concept Development Limited and New Century Logistics Company Limited

10.8	Amendment, dated November 27, 2024 to Loan and Sale Purchase Agreement, dated December 22, 2022, between NCL Logistics and AISE (incorporated by reference to Exhibit 10.9 in our Post-Effective Amendment No.1 to our Registration on Form F-1 (Registration No. 333-274115) filed with the Securities and Exchange Commission on November 27, 2024).

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission)

11.2*	Insider Trading Policy of the Company

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1*	Clawback Policy of the Company

101	Inline XBRL Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F
**	Furnished with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

New Century Logistics (BVI) Limited

By:	/s/ Ngan Ching Shun
Name:	Ngan Ching Shun
Title:	Chief Executive Officer

Date: January 28, 2025

NEW CENTURY LOGISTICS (BVI) LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

New Century Logistics (BVI) Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of New Century Logistics (BVI) Limited and its subsidiaries (the “Company”) as of September 30, 2024 and 2023, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2023.

Denver, Colorado

January 28, 2025

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

NEW CENTURY LOGISTICS (BVI) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2023	2024
	US$	US$
Assets
Current assets:
Cash and cash equivalents	291,316	659,320
Account receivable, net	11,461,194	13,237,577
Loan receivable - related party	218,109	-
Due from related parties	-	783,206
Deferred listing cost	1,496,708	1,928,701
Deposits and other receivable	328,209	473,897
Total current assets	13,795,536	17,082,701

Property, plant and equipment	212,425	33,322
Right-of-use assets - operating leases	1,571,684	1,009,259
Right-of-use assets - finance lease	99,329	154,953
Deferred tax assets	118,411	172,617
Total non-current assets	2,001,849	1,370,151

TOTAL ASSETS	15,797,385	18,452,852

Liabilities
Current liabilities:
Bank overdraft	934,918	591,207
Bank loans – current	1,282,050	897,435
Accounts payable	3,920,531	6,546,974
Accruals and other current liabilities	666,138	165,577
Operating lease liabilities – current	1,130,849	594,589
Finance lease liabilities – current	47,278	34,731
Loan payable – related party	935,107	2,430,691
Due to related parties	30,175	-
Income tax payables	372,906	462,563
Total current liabilities	9,319,952	11,723,767

Non-current liabilities
Operating lease liabilities – non-current	423,835	394,392
Finance lease liabilities – non-current	65,269	125,721
Total non-current liabilities	489,104	520,113

TOTAL LIABILITIES	9,809,056	12,243,880

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares, no par value, 100,000,000 shares authorized; and 20,000,000 shares issued and outstanding at September 30, 2023 and 2024	-	-
Additional paid-in capital	153,647	153,647
Retained earnings	5,834,682	6,055,325
Total shareholders’ equity	5,988,329	6,208,972
TOTAL LIABILITIES AND EQUITY	15,797,385	18,452,852

The accompanying notes are an integral part of these consolidated financial statements.

NEW CENTURY LOGISTICS (BVI) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended September 30,
	2022	2023	2024
	US$	US$	US$

Revenues	75,186,129	36,074,004	52,176,109
Cost of revenues	(63,642,469)	(32,590,022)	(47,932,230)
Gross profit	11,543,660	3,483,982	4,243,879

Operating expenses
General and administrative expenses	(3,300,179)	(2,961,483)	(3,773,606)
Total operating expenses	(3,300,179)	(2,961,483)	(3,773,606)
Income from operations	8,243,481	522,499	470,273

Other income	165,504	66,617	22,592
Interest expense, net	(81,887)	(88,730)	(98,026)
Total other (expenses)/income, net	83,617	(22,113)	(75,434)

Income before income tax expenses	8,327,098	500,386	394,839
Income tax expenses	(1,345,418)	(45,971)	(174,196)
Net income	6,981,680	454,415	220,643

Total comprehensive income	6,981,680	454,415	220,643

Net Income per share attributable to ordinary shareholders
Basic and diluted	0.35	0.02	0.01

Weighted average number of ordinary shares used in computing net income per share	20,000,000	20,000,000	20,000,000

NEW CENTURY LOGISTICS (BVI) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional paid-in	Retained	Total Stockholders’
	Number of	Amount	capital	earnings	Equity
	Shares	US$	US$	US$	US$
Balance as of October 1, 2021	20,000,000	-	153,647	12,674,228	12,827,875
Dividend declared	-	-	-	(8,282,051)	(8,282,051)
Net income	-	-	-	6,981,680	6,981,680
Balance as of September 30, 2022	20,000,000	-	153,647	11,373,857	11,527,504
Dividend declared	-	-	-	(5,993,590)	(5,993,590)
Net income	-	-	-	454,415	454,415
Balance as of September 30, 2023	20,000,000	-	153,647	5,834,682	5,988,329
Net income	-	-	-	220,643	220,643
Balance as of September 30, 2024	20,000,000	-	153,647	6,055,325	6,208,972

The accompanying notes are an integral part of these consolidated financial statements.

NEW CENTURY LOGISTICS (BVI) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended September 30,
	2022	2023	2024
	US$	US$	US$
Operating activities
Net income	6,981,680	454,415	220,643
Non-cash item adjustments:
Non-cash operating lease expense	1,122,599	1,109,009	1,165,859
Depreciation of property, plant and equipment	201,080	187,259	179,103
Depreciation of right-of-use assets – finance lease	41,104	41,112	38,116
Gain of early termination of finance lease	-	-	(12,832)
Deferred tax expenses	(22,574)	(1,904)	(54,206)
(Recovery of expected credit loss)/Credit loss	-	(176,170)	243,229
Change of deferred offering cost	-	-	273,135
Change in working capital items:
Change in account receivables	2,430,648	(626,948)	(2,019,612)
Change in contract assets	78,551	61,280	-
Change in deposits and other receivables	46,769	71,921	(145,688)
Change in account payables	(3,241,269)	(569,287)	2,626,443
Change in lease liabilities – operating lease	(1,129,898)	(1,112,698)	(1,169,138)
Change in accrued expenses and other payables	(129,784)	(9,915)	(177)
Change in income taxes payable	422,127	(1,915,170)	89,657
Cash provided by operating activities	6,801,033	(2,487,096)	1,434,532

Investing activities
Purchase of property, plant and equipment	(462,335)	-	-
(Payment) /Collection of loan receivable	-	(218,109)	218,109
Cash (used in)/ provided by investing activities	(462,335)	(218,109)	218,109

Financing activities
Advances to shareholder and director	(5,360,570)	(1,550,282)	(813,381)
Principal payment of finance lease liabilities	(36,477)	(40,235)	(33,002)
Advances from directors	-	1,340,041	-
Proceeds from related party	-	935,107	895,584
Payment of offering costs	-	(896,708)	(605,512)
Proceeds from bank overdraft	-	14,178,849	27,068,182
Repayment of bank overdraft	-	(13,243,931)	(27,411,893)
Proceeds from bank loan	-	-	897,436
Repayment of bank loan	(388,112)	(220,459)	(1,282,051)
Cash provided by/(used in) financing activities	(5,785,159)	502,382	(1,284,637)

Net change in cash and cash equivalents	553,539	(2,202,823)	368,004
Cash and cash equivalents as of the beginning of the year	1,940,600	2,494,139	291,316
Cash and cash equivalents as of the end of the year	2,494,139	291,316	659,320

Supplementary Cash Flows Information
Cash paid for interest	(60,899)	(77,274)	(98,026)
Cash paid for income tax	(945,866)	(1,963,045)	(138,745)

Supplemental Schedule of Non-Cash Investing and Financing Activities
Dividend declared offset against due from shareholder and director	8,282,051	5,993,590	-
Deferred offering costs within accruals and other current liabilities	-	600,000	99,615
Right-of-use assets obtained in exchange for new operating lease liabilities	2,729,907	49,442	603,434
Right-of-use assets obtained in exchange for new finance lease liabilities	-	-	172,170

The accompanying notes are an integral part of these consolidated financial statements.

NEW CENTURY LOGISTICS (BVI) LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

New Century Logistics (BVI) Limited (the “Company”) was incorporated in the British Virgin Islands (“BVI”). The Company conducts its primary operations of provision of freight forwarding and ancillary logistics services in Hong Kong through its direct and indirect wholly owned subsidiaries that are incorporated and domiciled in Hong Kong, namely New Century Logistics Company Limited (“NCL (HK)”), GLF Cargo Services Limited (“GLF”), and Win-Tec Transportation Company Limited (“Win-Tec”).

Details of the Company and its subsidiaries (together the “Company” or the “Group”) are set out in the table as follows:

	Date of	Percentage of effective ownership		Place of
Name	incorporation	2023	2024	incorporation	Principal activities
New Century Logistics (BVI) Limited	April 24, 2019	Parent	Parent	BVI	Investment holdings

New Century Logistics Company Limited	July 31, 2002	100% (Direct)	100% (Direct)	Hong Kong	Provision of freight forwarding and ancillary logistics services

GLF Cargo Services Limited	August 15, 2016	100% (Indirect)	100% (Indirect)	Hong Kong	Inactive

Win-Tec Transportation Company Limited	June 28, 2005	100% (Indirect)	100% (Indirect)	Hong Kong	Provision of warehousing and distribution, X-ray, gate charge and palletization services

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant accounting estimates include, but not limited to revenue recognition, allowance for expected credit loss, accounting for deferred income taxes and valuation allowance for deferred tax assets. The Company evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign Currencies Translation

The accompanying consolidated financial statements are presented in United States dollars (“US$” or “$”). The functional currency of the Company is the local currency of the country in which the subsidiaries operate, which is Hong Kong Dollar (“HKD”). Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the consolidated statements of income and comprehensive income.

The exchanges rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for 2023, 2022 and 2024.

	For the year ended September 30,
	2022	2023	2024
Year-end HKD: US$ exchange rate	7.8000	7.8000	7.8000
Year average HKD: US$ exchange rate	7.8000	7.8000	7.8000

Cash and Cash Equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains all bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to HKD500,000 per depositor per Scheme member, including both principal and interest.

Accounts Receivable, net

Accounts receivable represents an unconditional right to consideration arising from our performance under contracts with customers. The Company grant credit to customers, without collateral, under normal payment terms (typically within 90 days after invoicing). Generally, invoicing occurs within 30 days after the related works are performed. The carrying value of such receivable, net of allowance of expected credit loss, represents its estimated realizable value. The Company expect to collect the outstanding balance of current accounts receivable, net within the next 12 months. The Company use loss-rate methods to estimate allowance for credit loss.

For those past due balances over 1 year and other higher risk receivables identified by management are reviewed individually for collectability. In establishing an allowance for credit losses, the Company uses reasonable and supportable information, which is based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss-rate approach is based on the historical loss rates and expectations of future conditions. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value.

Deferred listing costs

Deferred listing costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public Offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Fair Value of Financial Instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop our assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy.

●	Level 1—defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

●	Level 2—defined as inputs other than quoted prices in active markets, that are either directly or indirectly observable; and

●	Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments include cash and cash equivalents, accounts and other receivable, contract assets, loan receivable - related party, due from related parties, accounts payables, accruals, due to related parties, bank loans and overdraft and lease liabilities. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates. The carrying amount of the bank loan and overdraft approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The Company carries financial instruments at amortized cost which appropriates fair value.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2024 and 2023.

Property, Plant and Equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Major modifications or refurbishments which extend the useful life of the assets are capitalized and depreciated over the adjusted remaining useful life of the assets.

The Property, plant and equipment is calculated using the straight-line method over their estimated useful lives, as follows:

Owned assets	Useful lives

Leasehold improvements	Over shorter of the lease term and the remaining useful life
Plant and machinery	40-60 months
Computer and equipment	40 months
Furniture and fixtures	40 months
Motor vehicles	40 months

The useful lives of the assets are reviewed, and adjusted if appropriate, at the end of each reporting period.

Upon retirement or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed any resulting gain or loss is recognized in consolidated statements of income and comprehensive income. The cost of maintenance and repairs is charged to expenses as incurred.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized for the years ended September 30, 2022, 2023 and 2024.

Lease

The Company evaluates the contracts it entered into to determine whether such contracts contain leases at inception. A contract contains a lease if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. At commencement, contracts containing a lease are further evaluated for classification as an operating or finance lease where the Company is a lessee.

Operating Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lease as an operation lease. Operating leases are included in the line items right-of-use (ROU) asset, lease liabilities, current, and lease liabilities, non-current in the consolidated balance sheet. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. For operating leases, the Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Company measures ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For leases with lease term less than one year (short-term leases), the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows.

Finance leases

Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. Lease cost for finance leases where the Company is the lessee includes the amortization of the ROU asset, which is amortized on a straight-line basis and recorded to “Depreciation of right-of-use finance asset” and interest expense on the finance lease liability, which is calculated using the interest method and recorded to “Interest expense”. Finance lease ROU assets are amortized over the shorter of their estimated useful lives or the terms of the respective leases. If the Company is reasonably certain to exercise the option to purchase the underlying asset at the end of lease term, the finance lease ROU assets are amortized to the end of useful life of the assets on a straight-line basis.

Contract Assets

Contract assets represent estimated amounts for which the Company has the right to consideration for the services provided while a shipment is still in-transit but for which it has not yet completed the performance obligation and has not yet invoiced the customer.

Upon completion of the performance obligations, which can vary in duration based upon the method of transport and billing the customer, these amounts become classified within accounts receivable. Contract assets were US$ Nil as of September 30, 2023 and 2024.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

Revenue Recognition

The Company’s revenues are primarily from transportation services, which includes providing for the arrangement of freight, both domestically and internationally, through modes of transportation such as air freight, ocean freight. The Company generates its transportation services revenue by purchasing transportation from airline and other forwarders and reselling those services to its customers.

In general, each shipment transaction or service order constitutes a separate contract with the customer. A performance obligation is created once a customer agreement with an agreed upon transaction price exists. The transaction price is typically fixed and not contingent upon the occurrence or non-occurrence of any other event. The transaction price is generally due within 90 days from the date of invoice. The Company’s transportation transactions provide for the arrangement of the movement of freight to a customer’s destination. These performance obligations are satisfied and recognized in revenue upon the transfer of control of the services over the requisite transit period as the customer’s goods move from origin to destination. The Company determines the period to recognize revenue in transit based upon the departure date and the delivery date, which may be estimated if delivery has not occurred as of the reporting date. Determination of the transit period and the percentage of completion of the shipment as of the reporting date requires management to make judgments that affect the timing of revenue recognition. The Company has determined that revenue recognition over the transit period provides a reasonable estimate of the transfer of services to its customers as it depicts the pattern of the Company’s performance under the contracts with its customers.

The Company also provides other services such as warehousing and distribution, X-ray, gate charge and palletization services for its customers under contracts generally ranging from a few months to one year and include renewal provisions.

Warehousing services contracts provide for storage of the customer’s product. The Company’s performance obligations are satisfied over time as the customers simultaneously receive and consume the services provided by the Company as it performs. The transaction price is based on the consideration specified in the contract with the customer and contains fixed consideration. The revenue is recognized in the amount for which the Company has the right to invoice the customer, as this amount corresponds directly with the value provided to the customer for the Company’s performance completed to date.

The Company provides distribution logistics, X-ray, gate charge and palletization services which sell on a standalone basis as a single performance obligation. The Company recognizes revenue from this performance obligation at a point in time, which is the completion of the services.

The Company applies the practical expedient in Topic 606 that permits the Company to not disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied as of the end of the period as the Company’s contracts have an expected length of one year or less. The Company also applies the practical expedient in Topic 606 that permits the recognition of incremental costs of obtaining contracts as an expense when incurred if the amortization period of such costs is one year or less. These costs are included in cost of sales. The Company uses independent contractors and third-party carriers in the performance of its transportation services. The Company evaluates who controls the transportation services to determine whether its performance obligation is to transfer services to the customer or to arrange for services to be provided by another party. The Company determined it acts as the principal for its transportation services performance obligation since it is in control of establishing the prices for the specified services, managing all aspects of the shipments process and assuming the risk of loss for delivery and collection. Such transportation services revenue is presented on a gross basis in the statement of comprehensive income.

A summary of the Company’s gross revenues disaggregated by major service lines and timing of revenue recognition for the years ended September30, 2022, 2023 and 2024, respectively, are as follow:

	Year ended September 30,
	2022	2023	2024
	US$	US$	US$
Air freight forwarding services	72,562,276	33,236,407	48,010,322
Ocean freight forwarding services	788,427	378,039	898,709
Other services	1,835,426	2,459,558	3,267,078

Total	75,186,129	36,074,004	52,176,109

Timing of revenue recognition:
Services transferred over time	74,467,097	33,880,177	49,045,423
Services transferred at a point in time	719,032	2,193,827	3,130,686

Total	75,186,129	36,074,004	52,176,109

Cost of sales

Cost of sales consists primarily of cargo space charged by airlines, shipping liners or other freight forwarders and ancillary logistics services fee including costs of security, local handling and x-ray screening, lease expense of warehouse, labor cost and other warehouse services

General and Administrative Expenses

General and administrative expenses include management and salaries and employee benefits of office staffs, depreciation for office facility and office equipment, travel and entertainment, legal and accounting, consulting fees, rental expenses, provision for ECL and other office expenses.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company believes there were no uncertain tax positions at September 30, 2023 and 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Comprehensive Income

Comprehensive income is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit. No accumulated comprehensive income was recognized during the years ended September 30, 2022, 2023 and 2024.

Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease and finance lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who is responsible for the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance. The Company has determined that it has a single operating segment for purposes of allocating resources and evaluating financial performance; accordingly, the Company does not provide additional segment reporting in these accompanying notes.

Certain Risks

In the event that there is border control in respect of shipments or shutdown of the airports/ports imposed by local government or governments of foreign countries, our operation will be materially disrupted. The above adverse impacts, especially if they materialize and persist for a substantial period, may significantly and adversely affect our business operation and financial performance. The directors of the Company will keep continuous attention on monitoring the latest announcement of the governments of different countries.

Foreign currency risk

The Company has minimal exposure to foreign currency risk as most of its transactions, assets and liabilities are principally denominated the functional currency of the entity to which they are related. The Company currently does not have a foreign currency hedging policy in respect of foreign currency transactions, assets and liabilities. The Company will monitor its foreign currency exposure closely and will consider hedging significant foreign currency exposure should the need arise.

Interest Rate Risk

The Company is exposed to interest rate risk primarily relates to the variable-rate bank loans and overdraft and is mainly concentrated on the fluctuation of Hong Kong Prime Rate arising from the Company’s bank loan and overdraft. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk.

Credit Risk

The carrying amounts of the cash and bank balances, accounts receivables, loan receivable and other receivables included in the consolidated balance sheet represent the Company’s maximum exposure to credit risk in relation to the Company’s financial assets.

Refer to Note 3 - “CONCENTRATION OF REVENUES AND COST OF GOODS SOLD” for the concentrations of credit risk on trade receivables.

It has policies in place to ensure that sales are made to customers with an appropriate credit history.

The credit risk on cash and bank balances is limited because the counterparties are banks with high credit-rating assigned by international credit-rating agencies.

The Company considers whether there has been a significant increase in credit risk of financial assets on an ongoing basis throughout each reporting period by comparing the risk of a default occurring as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding looking information.

Government grant

Government grant received by the Company consists of unrestricted grant which are received on an unsolicited and unconditional basis to support the growth of the Company and do not relate to the Company’s operating activities. Unrestricted grant is classified as non-operating income and recorded in other income on the consolidated statements of income and comprehensive income upon receipt.

For the years ended September 30, 2022, 2023 and 2024, government grants in the amounts of US$ 165,493, US$21,641 and Nil were recognized as other income in the consolidated statements of income and comprehensive income, respectively.

Recently Issued Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. CONCENTRATION OF REVENUES AND COST OF GOODS SOLD

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the years ended September 30,
	2022		2023		2024
	US$		US$		US$
Customer A	9,584,604	12.75%	3,891,050	10.79%	2,449,700	4.70%
Customer B	8,957,024	11.91%	1,449,394	4.02%	1,418,159	2.72%
Customer C	1,270,281	1.69%	962,963	2.67%	13,805,046	26.46%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable, net

	As of September 30,
	2023		2024
	US$		US$
Customer A	5,372,896	46.08%	1,166,354	8.56%
Customer C	1,267,123	10.87%	7,138,207	52.39%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total cost of services:

	For the years ended September 30,
	2022		2023		2024
	US$		US$		US$
Supplier A	15,300,160	24.04%	8,624,555	26.46%	8,770,498	18.30%
Supplier B	448,959	0.71%	3,813,095	11.70%	4,720,518	9.85%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s accounts payable

	As of September 30,
	2023		2024
	US$		US$
Supplier A	1,229,532	31.37%	1,590,977	24.30%
Supplier B	479,375	12.23%	876,488	13.39%

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of September 30,
	2023	2024
	US$	US$
Accounts receivable	11,659,122	13,624,294
Less: allowance for credit loss	(197,928)	(386,717)

Accounts receivable, net	11,461,194	13,237,577

The movements in the allowance for credit loss for the years ended September 30, 2022, 2023 and 2024 were as follows:

	As of September 30,
	2023	2024
	US$	US$
Balance at beginning of the year	369,018	197,928
Written off	-	(54,440)
(Reversal)/Additions	(171,090)	243,229

Balance at end of the year	197,928	386,717

5. DEPOSITS AND OTHER RECEIVABLES

Deposits and other receivables mainly consist of office rental deposits, utility deposits, cargo deposits and amount due from a third party:

	As of September 30,
	2023	2024
	US$	US$
Deposits	305,170	304,324
Prepayment	23,039	87,488
Other receivables	-	82,085
	328,209	473,897

The amount due from a third party of $82,085 in other receivables was fully repaid in December 2024.

6. LEASES

(a) Finance leases

The Company has entered into finance lease for a printer with principal amount of approximately US$205,523 and the agreement was terminated in March 2024. The Company entered into a new finance lease for a printer with principal amount of approximately US$172,170 on April 14, 2024.

(b) Operating leases

The Company leases office, warehouse and car park spaces for varying periods in Hong Kong. As the majority of the leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The Company’s lease agreements do not contain any material guarantees or restrictive covenants. The Company does not have any sublease activities. Short-term leases, defined as leases with initial term of 12 months or less, are not reflected on the Consolidated Balance Sheets.

Renewal of lease agreement

On May 2, 2023, the Company entered into a 2-year lease agreement for lease extension commencing on July 1, 2023. The lease extension is for the car parking space where the Company is currently located in Kwun Tong, Hong Kong. The term of the new lease expires on June 30, 2025 and requires monthly lease payments of approximately $1,308.

On July 24, 2023, the Company entered into a 21 months lease agreement for lease extension commencing on October 1, 2023. The lease extension is for the car parking space where the Company is currently located in Kwun Tong, Hong Kong. The term of the new lease expires on June 30, 2025 and requires monthly lease payments of approximately $436.

In 2023, the Company entered into a 2-year lease agreement for lease extension commencing on September 30, 2025. The lease extension is for the car parking space where the Company is currently located in Kwun Tong, Hong Kong. The term of the new lease expires on September 30, 2025 and requires monthly lease payments of approximately $474.

On September 5, 2024, the Company entered into a 3-year lease agreement for lease extension commencing on September 1, 2024. The lease extension is for the office where the Company is currently located in Kwun Tong, Hong Kong. The term of the new lease expires on August 31, 2027 and requires monthly lease payments of approximately $18,040.

On September 1, 2024, the Company entered into a 3-year lease agreement for lease commencing on September 1, 2024. The lease is for the car parking space where the Company is currently located in Kwun Tong, Hong Kong. The term of the lease expires on August 31, 2027 and requires monthly lease payments of approximately $3,400.

The components of lease expenses are as follows:

	For the year ended September 30,
	2022	2023	2024
	US$	US$	US$
Operating lease expense	1,218,366	1,218,482	1,219,454
Finance lease expense:
Amortization of right-of-use assets	41,104	41,112	38,116
Interest of lease liabilities	8,685	6,721	7,536
Total finance lease expense	49,789	47,833	45,652

The components of finance lease are as follows:

	For the year ended September 30,
	2022	2023	2024
	US$	US$	US$
Finance lease
Right-of-use assets, costs	205,523	205,523	172,170
Accumulated amortization	(65,082)	(106,194)	(17,217)
Right-of-use assets, net	140,441	99,329	154,953

The components of operating lease are as follows:

	For the year ended September 30,
	2022	2023	2024
	US$	US$	US$
Operating lease
Right-of-use assets, costs	4,707,764	4,757,334	5,360,768
Accumulated amortization	(2,076,641)	(3,185,650)	(4,351,509)
Right-of-use assets, net	2,631,123	1,571,684	1,009,259

Other information about the Company’s leases is as follows:

	As of September 30,
	2022	2023	2024
	US$	US$	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	1,225,668	1,221,116	1,222,565
Operating cash flows used in finance leases	8,685	6,721	7,526
Financing cash flows used in finance leases	36,477	40,235	33,002
Right-of-use assets obtained in exchange for new operating lease liabilities	2,729,907	49,442	603,434
Right-of-use assets obtained in exchange for new finance lease liabilities	-	-	172,170
Weighted-average remaining lease term - operating	2.33 years	1.37 years	1.87 years
Weighted-average remaining lease term-finance	3.42 years	2.42 years	4.5 years
Weighted average discount rate – operating	5.13%	5.13%	5.5%
Weighted average discount rate-finance	5.13%	5.13%	5.88%

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of September 30, 2024:

	Operating leases	Finance leases	Total
	US$	US$	US$

Year ending September 30,
2025	625,719	39,831	665,550
2026	216,480	39,831	256,311
2027	198,440	39,831	238,271
2028	-	39,831	39,831
2029	-	19,914	19,914
Total undiscounted lease payments	1,040,639	179,238	1,219,877
Less: imputed interest	(51,658)	(18,786)	(70,444)
Lease liabilities recognized in the Consolidated Balance Sheet	988,981	160,452	1,149,433
Less: lease liabilities – current portion	(594,589)	(34,731)	(629,320)
Lease liabilities – non-current portion	394,392	125,721	520,113

7. PROPERTY, PLANT AND EQUIPMENT

	As of September 30,
	2023	2024
	US$	US$
Leasehold improvement	801,158	801,158
Plant and machinery	5,115	5,115
Office equipment	179,144	179,144
Furniture & fixtures	94,083	94,083
Motor vehicle	273,242	273,242

Property, plant and equipment	1,352,742	1,352,742
Less: accumulated depreciation and amortization	(1,140,317)	(1,319,420)

Property, plant and equipment, net	212,425	33,322

It was included the original cost and accumulated depreciation of fully-depreciated office equipment, furniture & fixtures and motor vehicle of US$289,274 in total which were in used as of September 30, 2024.

Depreciation expenses recognized for the year ended September 30, 2022, 2023 and 2024 were US$201,080, US$187,259 and US$179,103 respectively.

8. BANK OVERDRAFT

The Company has the use of a bank overdraft facility during the year ended September 30, 2024. The bank overdraft limit is $1,153,846 (HK$9,000,000), and interest is charged at HIBOR or BLR% per annum whichever is higher.

As of September 30, 2023 and 2024, US$934,918 and US$591,207 respectively were drawn down under the facility. During the years ended September 30, 2022, 2023 and 2024, interest expense related to the bank overdraft was Nil, US$11,778 and US$25,237 respectively.

9. BANK LOANS

The bank loans consisted of the following at September 30, 2024:

Bank Name	Type	Principal Amount	Outstanding Amount	Outstanding Amount	Issuance Date	Interest
		HKD	HKD	USD
Bank of Comm	Revolving loan	7,000,000	7,000,000	897,435	2024-09-27	BLR-0.75%
			7,000,000	897,435

The expiration date of the facilities of HKD 7,000,000 is March 27, 2026.

The bank loans consisted of the following at September 30, 2023:

Bank Name	Type	Principal Amount	Outstanding Amount	Outstanding Amount	Issuance Date	Interest
		HKD	HKD	USD
Bank of Comm	Revolving loan	7,000,000	7,000,000	897,435	2019-03-28	BLR-0.75%
Bank of Comm	Revolving loan	3,000,000	3,000,000	384,615	2020-04-09	BLR-0.75%
			10,000,000	1,282,050

The expiration date of the facilities of HKD 7,000,000 and HKD 3,000,000 are March 27, 2026 and April 28, 2027 respectively.

Note: Bank of Comm = Bank of Communications (Hong Kong) Limited

During each of the years ended September 30, 2022, 2023 and 2024, the bank loans bear interest rates ranging from 3.25% to 5.375% per annum respectively.

As at September 30, 2024 the bank loan was secured by (i) personal guarantees given by the controlling shareholder and director – Mr. Lam and Mr. Ngan and a shareholder - Ms. Sin and (ii) guarantees given by The Hong Kong Mortgage Corporation Limited, HKMC Insurance Limited.

As at September 30, 2023 the bank loans were secured by (i) personal guarantees given by the controlling shareholder and director – Mr. Lam, (ii) joint guarantees given by the controlling shareholder and director – Mr. Lam and the shareholder and director – Mr. Ngan, (iii) joint guarantees given by the controlling shareholder and director – Mr. Lam and Assistant to the Director – Ms. Fung, (iv) all monies Second Legal Mortgage on a property owned by Mr. Lam and (v) guarantees given by The Hong Kong Mortgage Corporation Limited or its wholly-owned subsidiary, HKMC Insurance Limited.

The following are the maturity dates of the above borrowings as of September 30, 2024:

Years ending September 30,	Amount US$
2025	897,435
2026	-
2027	-
2028	-
2029 and thereafter	-
Total undiscounted borrowings	897,435
Less: imputed interest	-
Borrowings recognized in the Consolidated Balance Sheet	897,435
Less: the current portion	(897,435)
Non-current portion	-

During the year ended September 31, 2022, 2023 and 2024, bank loans with principal of US$388,112, US$220,459 and US$384,615 were fully repaid.  During the years ended September 30, 2022, 2023 and 2024, interest expense related to these credit facilities was US$60,899, US$71,029 and US$60,506 respectively.

10. ACCRUALS AND OTHER CURRENT LIABILITIES

	As of September 30,
	2023	2024
	US$	US$
Accrued consulting fee	630,000	115,000
Other payables	36,138	50,577
	666,138	165,577

11. INCOME TAXES

Pursuant to the current rules and regulations, BVI currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the BVI.

The Company is subject to Hong Kong profits tax at a rate of 16.5% on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HKD2 million and 16.5% for any assessable profits in excess of HKD2 million.

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses:

	For the year ended September 30,
	2022	2023	2024
	US$	US$	US$
Current income tax expenses	1,367,992	47,875	228,402
Deferred income tax recovery	(22,574)	(1,904)	(54,206)
Income tax expense	1,345,418	45,971	174,196

Reconciliation between the income tax expenses computed by applying the Hong Kong enterprise tax rate to income before income taxes and actual provision were as follows:

	Years ended September 30,
	2022	2023	2024
	US$	US$	US$
Income before income tax	8,327,098	500,386	394,839
Tax expenses at the BVI statutory income tax rate	-	-	-

Tax effect of rate differences in various jurisdictions	1,373,971	82,564	65,149
Tax effect of non-deductible expenses	-	-	124,189
Tax effect of non-taxable income	(24,483)	(3,677)	(1,979)
Tax effect of temporary difference	18,366	(10,224)	8,760
Additional tax reduction related to two tiered profits tax regime	(22,436)	(22,692)	(21,923)

Income tax expense	1,345,418	45,971	174,196

The significant components of the Company’s deferred tax assets are as follows:

	As of September 30,
	2023	2024
	US$	US$
Deferred tax assets:
Allowance of expected credit loss	32,658	63,808
Property, plant and equipment	85,753	108,809
Total deferred tax assets	118,411	172,617

As of September 30, 2023 and 2024, the Company had no unrecognized tax benefit.

12. SHAREHOLDERS’ EQUITY

Ordinary shares

We were incorporated as a BVI business company under the laws of the BVI on April 24, 2019. At incorporation, we were authorized to issue a maximum of 50,000 shares consisting of 50,000 Ordinary Shares with no par value per share. By the adoption of an amended memorandum of association dated April 11, 2023, the Company’s authorized share capital was increased to 2,000,000,000 Ordinary Shares, following a further amendment of the memorandum of association dated June 19, 2023 the total authorized share capital of the Company was reduced to 100,000,000. As of September 30, 2024, we are authorized to issue a maximum of 100,000,000 shares consisting of either Ordinary Shares or preferred shares with no par value per share. As of September 30, 2024, there are 20,000,000 Ordinary Shares issued and outstanding.

Shares split

By a conditional resolution of the directors dated March 24, 2023, which became effective on April 11, 2023, the Company conducted a 2,000 for 1 forward-split of its, as of the date therein, issued and outstanding shares resulting in 20,000,000 Ordinary shares to be issued and outstanding as of September 30, 2024. As the Ordinary Shares are of no par value, the post-split shares are of the same denomination and the split has not altered the capitalization of the Company. The share capital of the Company has been presented on a retroactive basis to reflect the shares split.

Additional paid-in capital

As of September 30, 2024 and 2023, the additional paid-in capital of the Company was US$153,647.

13. REVENUE AND SEGMENT INFORMATION

The Company follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”), Mr. Ching Shun Ngan, to make decisions about resources to be allocated to the segment and assess each operating segment’s performance.

Based on the management’s assessment, the Company determined that it has only one operating segment which is the provision of forwarding services and therefore one reportable segment as defined by ASC 280. During the years ended September 30, 2024 and 2023, 100% of the Company’s long-lived assets were located in Hong Kong. For the years ended September 30, 2024 and 2023, revenue and assets within Hong Kong contributed over 90% of the Company’s total revenue and assets. The single segment represents the Company’s core business of providing (i) air freight forwarding services; (ii) ocean freight forwarding services; and (iii) other services to its customers in Hong Kong. Our other services include warehousing and distribution, X-ray, gate charge and palletization.

The following table presents revenue by major revenue type for the years ended September 30, 2022, 2023 and 2024, respectively:

	For the year ended September 30,
	2022	2023	2024
	US$	US$	US$
Air freight forwarding services	72,562,276	33,236,407	48,010,322
Ocean freight forwarding services	788,427	378,039	898,709
Other services	1,835,426	2,459,558	3,267,078

Total	75,186,129	36,074,004	52,176,109

The following table presents revenue by timing of revenue recognition for the years ended September 30, 2022, 2023 and 2024, respectively:

	For the year ended September 30,
	2022	2023	2024
	US$	US$	US$
Timing of Revenue Recognition
Services transferred over time	74,467,097	33,880,177	49,045,423
Services transferred at a point in time	719,032	2,193,827	3,130,686

Total	75,186,129	36,074,004	52,176,109

14. OTHER INCOME

	For the year ended September 30,
	2022	2023	2024
	US$	US$	US$
Government grants	165,493	21,641	-
Interest income	11	645	849
Exchange gain	-	2,465	-
Gain for early termination	-	-	12,832
Miscellaneous income	-	41,866	8,911

	165,504	66,617	22,592

15. GENERAL AND ADMINISTRATIVE EXPENSES

The following table sets forth the breakdown of our general and administrative expenses for the years ended September 30, 2023 and 2024:

	For the year ended September 30,
	2022	2023	2024
	US$	US$	US$
Professional expense	22,248	291,366	758,223
Depreciation expense	201,080	187,259	179,103
Payroll expense	2,349,799	2,034,346	1,870,720
Staff welfare	16,686	11,703	23,294
Insurance expense	30,758	10,079	26,618
Rent expense	212,871	212,871	213,199
Electricity & water	18,302	18,403	18,655
Motor expense	93,571	82,096	71,365
Office expense	127,057	92,988	91,940
Others	140,231	127,521	147,981
Travel expense and entertainment	73,132	60,022	107,247
Impairment loss – ECL	-	(176,170)	243,229
Bank charges	14,444	8,999	22,032

	3,300,179	2,961,483	3,773,606

16. DIVIDENDS

During the year ended September 30, 2022, the Company approved and declared a dividend of HK$76,000,000 (equivalent to US$9,743,590). Certain shareholders agreed to waive the right to receive the declared dividends amounted of HK$11,400,000 (equivalent to US$1,461,539), and all remaining declared dividend has been offset against due from its then shareholders immediately.

During the year ended September 30, 2023, the Company approved and declared a dividend of HK$55,000,000 (equivalent to US$7,051,282). Certain shareholders agreed to waive the right to receive the declared dividends amounted of HK$8,250,000 (equivalent to US$1,057,692), and all remaining declared dividend has been offset against due from its then shareholders immediately.

No dividend was approved and declared during the year ended September 30, 2024.

17. RELATED PARTY TRANSACTIONS

	As of September 30,
	2023	2024
	US$	US$
Loan advance to related party
Sin Yuk Hung (shareholder)	218,109	-
Loan received from related party
Asia International Securities Exchange Co., Limited (shareholder)	935,107	2,430,691
Due (to) from related parties
Lam Shing Kwan Henry (former executive officer)	(17,099)	440,164
Ngan Ching Shun (executive officer)	(9,723)	260,957
Ng Yi To Peter (director)	(3,353)	82,085

	(30,175)	783,206

On December 1, 2022, the Company entered into facility letter with a shareholder, Sin Yuk Hung to offer facility of up to HK$2 million ($256,410) being made available to the shareholder for overdraft. Drawdown can be in different tranches approved by the Company and repaid at any time with one month’s notice. This loan bears an annual interest at a rate of 2.8% on the outstanding amount from drawdown tranche until repayment. The loan of US$218,109 was repaid on April 8, 2024.

On December 22, 2022, the Company entered into a loan and sale and purchase agreement (the “Agreement”) with Ngan Ching Shun and Asia International Securities Exchange Co., Ltd (“AISE”), pursuant to which AISE acquired 21% shareholding in the Company from Mr. Ngan and as part of the Agreement, AISE agreed to lend the Company up to the amount of US$2 million in order to finance for payment of the expenses of the proposed IPO.  AISE was top-up the amount of the Loan to US$2,430,691 as of September 2024 due to the actual IPO expenses exceed US$2 million. This loan is interest free and payable in full on within 180 days from the first trading date of the Company. AISE subsequently disposed of 4.5% to a third party shortly after the acquisition of the 21% shareholding and it remains as a 16.5% shareholder of the Company before IPO.

As of September 30, 2024, due from related parties are advances to related parties. As of September 30, 2023, due to related parties are net balances which due from related parties were offset against dividend payable. The advances are unsecured, non-interest bearing and due on demand. The Company has not recorded any imputed interest income or expenses for the year ended September 30, 2022, 2023 and 2024. The amount due from related parties are fully repaid in December 2024.

Collateral and Guarantee

The collateral and guarantee made by related parties to the Company as of September 30, 2024 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of September 30, 2024
			US$	US$
Guarantee by Lam Shing Kwan Henry for revolving loans and credit card	Bank of Comm	On demand	897,435	897,435
Guarantee by Lam Shing Kwan Henry amounted to HK$100,000, for credit card	The Hongkong and Shanghai Banking Corporation Limited	On demand	7,949	-
Guarantee by Lam Shing Kwan Henry and all monies Second Legal Mortgage on a property owned by Lam Shing Kwan Henry for bank overdraft	Bank of Comm	On demand	769,230	591,207
			1,674,614	1,488,642

The expiration date of the facilities of HKD 7,000,000 is March 27, 2026.

The collateral and guarantee made by related parties to the Company as of September 30, 2023 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of September 30, 2023
			US$	US$
Guarantee by Lam Shing Kwan Henry for revolving loans and credit card	Bank of Comm	On demand	1,282,050	1,282,050
Guarantee by Lam Shing Kwan Henry amounted to HK$100,000, for credit card	The Hongkong and Shanghai Banking Corporation Limited	On demand	7,949	-
Guarantee by Lam Shing Kwan Henry and all monies Second Legal Mortgage on a property owned by Lam Shing Kwan Henry for bank overdraft	Bank of Comm	On demand	1,153,846	934,918
			2,443,845	2,216,968

The expiration date of the facilities of HKD 7,000,000 and HKD 3,000,000 are March 27, 2026 and April 28, 2027 respectively.

18. CONTINGENCIES

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2024 and 2023 and through the issuance date of these consolidated financial statements.

On February 7, 2023, the Company signed an engagement agreement with Craft Capital Management LLC (“Craft Capital”) to serve as the underwriter in the offering. However, on September 25, 2023, the Company exercised its right to terminate the engagement agreement as permitted within its terms. Subsequently, on September 27, 2023, the Company received a letter from Craft Capital. Craft Capital alleged that the Company had breached the engagement agreement and demanded compensation. Their requested compensation amounted to $78,126, intended to cover the expenses Craft Capital claimed to have incurred, as well as a $100,000 breakup fee. On July 18, 2024, the Company entered into a new engagement agreement with Craft Capital to serve as the Company’s underwriters in its initial public offering. According to the new engagement agreement, the Company agreed to reimburse Craft Capital $25,000 representing legal fee incurred previously and the remaining balance of $53,126.36 claimed by Craft Capital were waived. The Company and Craft Capital have agreed that no break-up fee was payable at September 30, 2023 and 2024. Fees payable to Craft Capital were fully settled on December 19, 2024.

19. SUBSEQUENT EVENTS

On December 19, 2024, the Company closed its Offering of 1,500,000 Class A ordinary shares, no par value, for gross proceeds of $6 million. The Ordinary Shares were priced at $4.00 per share, and the Offering was conducted on a firm commitment basis, with no over-allotment exercised by the Underwriters as of December 19, 2024.   Pursuant to the underwriting agreement, certain expenses will be deducted from the Company’s gross proceeds and net gross proceeds of $4,983,761 was received by the Company. Upon closing of the Offering, the Underwriters were issued warrants exercisable at any time and from time to time, in whole or in part, during the four-year period commencing six months from the closing of the initial public offering, entitling the Underwriters to purchase up to 4% of the total number of Ordinary Shares sold in the initial public offering (including any Ordinary Shares sold as a result of the exercise of the Underwriters’ over-allotment option) at an exercise price of $5.00 per share.

The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “NCEW” on December 18, 2024.

No other matter or circumstance has arisen up through the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

