Form 20-F
period 2025-09-30
New Century Logistics (BVI) Ltd
filed 2026-02-17
CIK 1968043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At September 30, 2025, 25,600,000 ordinary shares were issued and outstanding.

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

We do not have any material operations of our own and we are a holding company with operations conducted in Hong Kong through our Hong Kong subsidiaries NCL (HK), NCEW (HK) and Win-Tec, using Hong Kong dollars, the currency of Hong Kong. NC Logistics’ reporting currency is Hong Kong dollars. This Annual Report on Form 20-F contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. All translations of Hong Kong dollars are calculated at the rate of US$1.00=HKD7.80. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Risks Related to Doing Business in China

New Century Logistics (BVI) Limited was incorporated in the BVI on April 24, 2019 with limited liability and is a holding company with no material operations. Our operations are conducted in Hong Kong by our wholly-owned subsidiaries, namely (i) Top Wise International Limited (“Top Wise”) and New Century Logistics Company Limited (“NCL (HK)”), a company incorporated in Hong Kong with limited liability, (ii) NCL USA Development Limited (“NCL (USA)”), a company incorporated in State of Nevada with limited liability, (iii) NCEW Investment Consultancy Limited (formerly known as GLF Cargo Services Limited) (“NCEW (HK)”), a company incorporated in Hong Kong with limited liability and a wholly-owned by NCL (HK), (iv) Win-Tec Transportation Company Limited (“Win-Tec”), a company incorporated in Hong Kong with limited liability and wholly-owned by NCL (HK), (v) Sky Prime Films Production Limited (“Sky Prime”), a company incorporated in Hong Kong with limited liability and wholly-owned by NCEW (HK), (vi) Easy Affinity Credit Limited (“Easy Affinity”), a company incorporated in Hong Kong with limited liability and wholly-owned by NCEW (HK), and (vii) NCEW PayConnect Limited (“PayConnect”), a company incorporated in Hong Kong with limited liability and in which NCEW (HK) holds a 51% ownership interest. The Company acquired Top Wise on May 29, 2025, NCL (HK) on May 10, 2019 and NCL (USA) on January 22, 2025, respectively. NCL (HK) acquired both of NCEW (HK) and Win-Tec on September 26, 2019. NCEW (HK) acquired Sky Prime on March 14, 2025, Easy Affinity on March 7, 2025 and PayConnect on June 19, 2025, respectively.

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

We are a holding company, and we conduct our operations in Hong Kong through our subsidiaries incorporated in Hong Kong. As of the date of this Annual Report, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland- China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain.

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

Our equity structure is a direct holding structure, that is, the overseas entity to be listed in the U.S., NC Logistics, directly controls Top Wise, NCL (HK) and NCL (USA). NCL (HK), which holds 100% of shares of NCEW (HK) and Win-Tec. NCEW (HK) holds 100% of shares of Sky Prime and Easy Affinity and holds 51% of shares of PayConnect. Cash is transferred through our organization in the following manner: (i) funds may be transferred from NC Logistics, the holding company incorporated in the BVI to NCEW (HK) and Win-Tec through NCL (HK) in the form of capital contributions or shareholder loans, as the case may be; (ii) funds may be transferred from NC Logistics, the holding company incorporated in the BVI to NCL (HK) in the form of capital contributions or shareholder loans, as the case may be; (iii) dividends or other distributions may be paid by NCEW (HK) and Win-Tec to NC Logistics through NCL (HK); and (iv) dividends or other distributions may be paid by our operating subsidiaries to NC Logistics through NCL (HK). Our operating subsidiaries are permitted under the laws of Hong Kong to provide funding to NC Logistics through dividend distribution without restrictions on the amount of the funds or restrictions on foreign exchange. If NC Logistics intends to distribute dividends to its shareholders, it will depend on payment of dividends from our operating subsidiaries in accordance with the laws and regulations of Hong Kong, and the operating subsidiaries will transfer the dividends to NC Logistics, and the dividends will be distributed by the NC Logistics to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. NC Logistics and its operating subsidiaries currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

New Century Logistics (BVI) Limited was incorporated in the BVI on April 24, 2019 with limited liability and is a holding company with no material operations. Our operations are conducted in Hong Kong by our wholly-owned subsidiaries, namely (i) Top Wise International Limited (“Top Wise”) and New Century Logistics Company Limited (“NCL (HK)”), a company incorporated in Hong Kong with limited liability, (ii) NCL USA Development Limited (“NCL (USA)”), a company incorporated in State of Nevada with limited liability, (iii) NCEW Investment Consultancy Limited (formerly known as GLF Cargo Services Limited) (“NCEW (HK)”), a company incorporated in Hong Kong with limited liability and wholly-owned by NCL (HK), (iv) Win-Tec Transportation Company Limited (“Win-Tec”), a company incorporated in Hong Kong with limited liability and wholly-owned by NCL (HK), (v) Sky Prime Films Production Limited (“Sky Prime”), a company incorporated in Hong Kong with limited liability and wholly-owned by NCEW (HK), (vi) Easy Affinity Credit Limited (“Easy Affinity”), a company incorporated in Hong Kong with limited liability and a wholly-owned by NCEW (HK), and (vii) NCEW PayConnect Limited (“PayConnect”), a company incorporated in Hong Kong with limited liability and in which NCEW (HK) holds a 51% ownership interest. The Company acquired Top Wise on May 29, 2025, NCL (HK) on May 10, 2019 and NCL (USA) on January 22, 2025, respectively. NCL (HK) acquired both of NCEW (HK) and Win-Tec on September 26, 2019. NCEW (HK) acquired Sky Prime on March 14, 2025, Easy Affinity on March 7, 2025 and PayConnect on June 19, 2025, respectively. You should carefully consider all of the information in this Annual Report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

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
4.	The “Holding Foreign Companies Accountable Act” (“HFCAA”) and the “Accelerating Holding Foreign Companies Accountable Act” call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board of the United States (the “PCAOB”). These developments could add uncertainties to our listing on the Nasdaq Capital Market and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor, which may cause the value of our securities to decline or become worthless.
5.	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were an U.S. issuer.

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

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for our services. As of September 30, 2025, we had accounts receivable recorded at approximately $12.3 million of which approximately $0.5 million were allowance for credit loss.

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

We are subject to the credit risks of our customers and our liquidity is dependent on the prompt payment of our customers. We generally grant our customers a credit period of 30 days from the invoice date. As of September 30, 2025 and 2024, the account payable turnover days were approximately 49 days and 40 days, respectively, while the account receivables turnover days were approximately 107 days and 88 days, respectively.

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

For the years ended September 30, 2025 and 2024, our top 5 suppliers accounted for approximately 51.9% and 48.8% of the total cost of sales, respectively. A loss of either of these suppliers could have a negative effect on the operations of the Company.

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

Our business requires a considerable number of personnel. For the years ended September 30, 2025 and 2024, our labor costs comprised approximately 5.7% and 4.7% of our total operating expenses and cost of sales for the same periods, respectively. Any failure to retain stable and dedicated labor by us may lead to disruptions to or delays in our services. We sometimes hire additional or temporary workers, in particular logistics and delivery personnel, during peak periods of business. We have observed an overall tightening labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salaries, social benefits and employee headcounts and we may also face seasonal labor shortages. We may compete with other companies for labor, and we may not be able to offer competitive salaries and benefits compared to what other companies do.

Our principal shareholders have substantial influence over the Company and their interests may not be aligned with the interests of our other shareholders

Mr. Ching Shun Ngan is currently the beneficial owner of approximately 32.81% of our Ordinary Shares. Mr. Ngan will be able to exert significant voting influence over our business. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of the Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of the Company and might reduce the price of our Ordinary Shares.

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

We borrowed money from financial institutions to support our operation during the historical period. As of September 30, 2025 our bank overdraft and borrowing amounted to approximately US$0.7 million and US$1.9 million, respectively. Our long-term business objective is to become a leading one-stop logistics service provider in the freight forwarding and logistics industries in Asia. In order to support more rapid expansion of the Company’s business to achieve such business objective, the Company may need to raise funds in addition to our currently available cash resources or through public or private financing, strategic relationships or other arrangements. There may be occasions where we are unable to obtain financing at terms favorable or acceptable to us. If these circumstances arise, our business, results of operations and growth could be compromised.

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

On August 19, 2020, the U.S. State Department announced the suspension or termination of various bilateral agreements with Hong Kong, including the termination of the US-HK Shipping Agreement, which provided reciprocal tax exemption on income derived from the international operation of ships by the U.S. and Hong Kong companies. On October 20, 2020, the Department of the Treasury and the Internal Revenue Service of the U.S. jointly announced that the US-HK Shipping Agreement would be terminated on January 1, 2021. Accordingly, a Hong Kong shipping company would no longer be exempted from U.S. tax pursuant to section 883 of the U.S. Internal Revenue Code. Thus, when such company whose vessel transports goods to or from the U.S., 50% of the income generated will generally be treated as arising from U.S. sources and will be subject to U.S. tax at an effective tax rate of 4% up to 44.7%, increasing the tax exposure of Hong Kong shipping companies. Our revenue attributable to the business of ocean freight forwarding services amounted to approximately 0.6 million, $0.9 million and $0.4 million, representing approximately 1.28%, 1.72% and 1.05% of our total revenue for the financial years ended September 30, 2025, 2024 and 2023, respectively. The termination of the US-HK Shipping Agreement may increase the costs of ocean freight rates when the Hong Kong shipping companies pass the new U.S. tax costs to their customers such as the Company, resulting in the increase in cost of services of the Company.

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

We qualify as a foreign private issuer. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery business contained in Section 16 of the Exchange Act. In addition, we are required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. We may cease to qualify as a foreign private issuer in the future.

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

We and our subsidiaries are not based in Mainland China and do not have operations in Mainland China. We currently do not have or intend to set up any subsidiary in Mainland China, or do not foresee the need to enter into any contractual arrangements with a variable interest entity (“VIE”) to establish a VIE structure in Mainland China. For the year ended September 30, 2025, our customers based in Hong Kong contributed to approximately 82.33% of our revenues. Pursuant to the Basic Law, the constitutional document for Hong Kong, the laws in force in Hong Kong shall include the Basic Law, the laws previously in force in Hong Kong except for that contravene the Basic Law or amended by the legislature of Hong Kong and the laws enacted by the legislature of Hong Kong. National laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Standing Committee of the National People’s Congress of the PRC may, after consulting the Committee for the Basic Law of Hong Kong and the Government of Hong Kong, add to or delete from the list of laws in Annex III to the Basic Law. The Basic Law expressly provides that the national laws of PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

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

Risks Related to Our Ordinary Shares

Our Ordinary Shares may be delisted or prohibited from being traded over-the-counter under the HFCAA if the PCAOB is unable to inspect or investigate completely the Company’s auditor for two consecutive years.

Our independent registered public accounting firm issued an audit opinion on the financial statements included in this annual report filed with the SEC. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB.

Our auditor, AOGB CPA LIMITED, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is headquartered at Suite 2501-3, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong, Hong Kong and registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. However, recent developments with respect to audits of Hong Kong based companies, such as us, create uncertainty about the ability of our auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditor through such inspections.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The PCAOB is currently able to conduct inspections of audit firms located in Mainland China and Hong Kong and conduct inspections of U.S. audit firms where audit work papers are located in Mainland China.

In addition, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges, such as Nasdaq, of issuers included for three consecutive years on the SEC’s list. On May 20, 2020, the U.S. Senate passed S. 945, the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the former U.S. president signed into law the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our securities could be adversely affected, and we could be delisted if it is unable to cure the situation to meet the PCAOB inspection requirement in time. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by former President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before your securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong because of positions taken by Mainland China and Hong Kong authorities in those jurisdictions, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. The PCAOB has made such designations as mandated under the HFCAA. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. The auditor of the Company, WWC, P.C., is not among the auditor firms listed on the determination list issued by the PCAOB, which notes all of the auditor firms that the PCAOB is not able to inspect.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in Mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

Should the PCAOB be unable to fully conduct inspections of our auditor, it will make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures and you may be deprived of the benefits of such inspection, which could result in limitation or restriction to our access to the U.S. capital markets, and our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements, which would adversely affect us.

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

No dividend was approved and declared during the year ended September 30, 2025.

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

On August 11, 2025, we received a notice from Nasdaq that we were not in compliance with Nasdaq’s minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) as the minimum bid price of our Ordinary Shares had been below $1.00 per share for 30 consecutive business days (the “Minimum Bid Price Requirement”). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we had until February 9, 2026 (the “Compliance Period”) to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the minimum bid price of our Ordinary Shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this grace period. In the event we do not regain compliance with the Minimum Bid Price Requirement by February 9, 2026, the Company may be eligible for an additional 180 calendar day compliance period, provided that on the 180th day of the Compliance Period, it meets the applicable market value of publicly held shares requirement for continued listing and all other applicable standards for initial listing on the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and provide written notice of its intention to cure the minimum bid price deficiency during the extended compliance period. If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period (as may be extended), our Ordinary Shares would become subject to delisting.

On December 3, 2025, the Company received a notice from the Listing Qualifications Department of Nasdaq indicating that the Company had regained with the Minimum Bid Requirement under Listing Rule 5550(a)(2). The notice indicated that as a result of the closing bid price of the Company’s Ordinary Shares having been at $1.00 per share or greater for 12 consecutive business days, from November 14, 2025, to December 2, 2025, the Company had regained compliance with Nasdaq’s minimum bid price requirement and the matter had been closed.

Although the price of our Ordinary Shares increased back above $1.00 per share in order to meet the requirements for the continued listing of our Ordinary Shares on the Nasdaq Capital Market, there can be no assurance that the closing bid price of our Ordinary Shares will remain at or above $1.00 in the future. If we fail to satisfy any of Nasdaq’s continued listing requirements, Nasdaq may take steps to delist our common shares, which could have a materially adverse effect on our ability to raise additional funds as well as the price and liquidity of our Ordinary Shares. The closing price of our Ordinary Shares on February 12, 2026, was $6.95 per share.

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

On September 26, 2019, the Company, via NCL (HK), has acquired NCEW (HK) and Win-Tec. NCEW (HK) is principally engaged in the business of freight forwarding services and Win-Tec is principally engaged in the business of warehousing and distribution services. As a result, each of NCEW (HK) and Win-Tec became an indirect wholly-owned subsidiary of the Company.

NCEW (HK) was incorporated in Hong Kong as a limited liability company on August 15, 2016, with an issued share capital of HK$10,000 divided into 10,000 shares. Though currently inactive, NCEW (HK) was principally engaged in the business of freight forwarding services, and was acquired mainly for handling dangerous goods. Some of the airlines have more stringent requirements on dangerous goods, and will lower the creditability of the freight forwarders if the freight forwarders has previously handled dangerous goods improperly.

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

On January 3, 2025, the Company acquired Top Wise, which has not yet commenced business operations.

On January 22, 2025, the Company acquired NCL (USA), which has not yet commenced business operations.

On March 7, 2025, NCEW (HK) acquired Easy Affinity, which is currently dormant.

On March 14, 2025, NCEW (HK) acquired Sky Prime, which is dormant business.

On June 19, 2025, NCEW (HK) acquired PayConnect, which has not yet commenced business operations.

By a conditional resolution of the directors dated October 3, 2025, which became effective on November 14, 2025, the Company implement a 1-for-8 reverse stock split to reduce the authorized number of shares of the Company’s common stock from 100,000,000 shares to 12,500,000 shares, the reduction at the same ratio as its reduction in the issued and outstanding shares of common stock, with no par value. As the Ordinary Shares are of no par value, the post-split shares are of the same denomination and the split has not altered the capitalization of NC Logistics.

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

We derive our revenue mainly from freight forwarding services. In April 2019, we commenced providing our ancillary logistics services such as warehousing and distribution, X-ray, gate charge and palletization. Our warehousing and distribution services include storage, inventory management, stock take, access to warehousing management system, pick and pack, labeling, repackaging, palletization, local/overseas distribution services. In addition, as part of the Reorganization, the Company acquired NCEW (HK) (which is principally engaged in the business of freight forwarding services, currently inactive) and Win-Tec (which is principally engaged in the business of warehousing and distribution services) on September 26, 2019. As a result, each of NCEW (HK) and Win-Tec became an indirect wholly-owned subsidiary of the Company. Since the acquisition of Win-Tec, we started to derive revenue from warehousing services and gate charges. Since then, the Company offers various warehousing related services such as palletization service, loading and unloading services, standalone air cargo security screening service.

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

We procure cargo space from airlines (or their GSA(s)/CSA(s)), NVOCCs or other freight forwarders under different arrangements, including direct booking, block space arrangement and aircraft charter arrangement. For the procurement of cargo space from airlines (or their GSA(s)) directly, we are required to be their CSA. As of September 30, 2025 we had CSA arrangements with 6 airlines or GSAs.

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

As of September 30, 2025, we had not entered into aircraft charter arrangements with supplier.

Our Customers

Our customers mainly comprise direct shippers and freight forwarders who act on behalf of their shipper customers. For the years ended September 30, 2025, 2024 and 2023, our total revenue attributable to (i) our largest customer accounted for approximately US$5.67 million, US$13.81 million and US$3.88 million in revenues, representing approximately 13.86%, 26.46% and 10.76% of our total revenue for the corresponding year, respectively; and (ii) our five largest customers in the aggregate accounted for approximately US$16.90 million, US$26.6 million and US$12.2 million, representing 39.33%, 50.89% and 33.85% of our total revenue for the corresponding year, respectively. We believe that concentration risk among our five largest customers is not significant given their respective contribution to our total revenue.

Our Suppliers

Our suppliers mainly include (i) airlines (or their GSA(s)/CSA(s)), NVOCCs and other freight forwarders for the supply of cargo space; and (ii) other suppliers for logistics related services such as palletization services, warehousing services, local and overseas transportation services, overseas custom clearance services, insurance services and x-ray screening services. As of the date of this Annual Report, we have maintained business relationships with our five largest suppliers for around 10 years on average. For the year ended September 30, 2025, 2024 and 2023, our cost of services attributable to (i) our largest supplier accounted for approximately 20.63%, 18.88% and 23.91% of our total cost of services, respectively; and (ii) our five largest suppliers in aggregate accounted for approximately 51.9%, 48.8% and 54.32% of our total cost of services, respectively.

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

(i)	Trademarks

Trademark Number	Registration Date	Expiration Date	Trademark	Place of Registration
304125023	April 28, 2017	April 27, 2027		Hong Kong
304224807	July 31, 2017	July 30, 2027		Hong Kong

(ii)	Domain Names

No.	Domain	Registered owner	Validity period
1	nclogistics.com.hk	NCL (HK)	October 15, 2025- October 15, 2026

Corporation Information

Our principal executive offices are located at Office A-E, 33/F, King Palace Plaza, 55 King Yip Street, Kwun Tong, Kowloon, Hong Kong, and our telephone number is +852 21486328. We maintain a website at nclogistics.com.hk.

At incorporation, NC Logistics was authorized to issue 50,000 Ordinary Shares. This was increased by adoption of an amended memorandum of association on April 11, 2023 to 2,000,000,000 Ordinary Shares, which following a further amendment of the memorandum of association dated June 19, 2023 was reduced to 100,000,000 consisting of either Ordinary Shares or preferred shares of no par value per share. By a conditional resolution of the directors dated March 24, 2023, which became effective on April 11, 2023, the Company conducted a 2,000 for 1 forward-split of its, as of the date therein, issued and outstanding shares resulting in 20,000,000 Ordinary Shares issued and outstanding as of September 30, 2024. The Board of Directors of the Company approved a 1-for-8 reverse stock split on October 3, 2025. In connection with the reverse stock split, the Company filed an Amended and Restated Memorandum of Association, with the Registry of Corporate Affairs of the British Virgin Islands on October 9, 2025 to reduce the authorized number of shares of the Company’s common stock from 100,000,000 shares to 12,500,000 shares, the reduction at the same ratio as its reduction in the issued and outstanding shares of common stock, with no par value. As the Ordinary Shares are of no par value, the post-split shares are of the same denomination.

Employees

As of the date of this Annual Report, we have 39 full-time employees. The following table sets forth the number of our employees by function as of the date of this Annual Report:

	Number of
	Employees	Percentage (%)
Senior Management	4	10%
Sales Managers	3	8%
Freight Managers	6	15%
Warehouse Managers	1	3%
Logistic Mangers	1	3%
Warehouse Staff	11	28%
General and Administrative Staff	11	28%
Financial and Accounting Staff	2	5%
Total	39	100%

In general, we maintain a good working relationship with our employees and we have not experienced any material labor disputes. We value our employees and insurance agents the most and are constantly encouraging innovation, efficiency, and teamwork at the Company.

Facilities

Our headquarter is located at Office A-E, 33/F, King Palace Plaza, 55 King Yip Street, Kwun Tong, Kowloon, Hong Kong. The term of the lease is 3 years, starting from September 1, 2024 to August 31, 2027, both days inclusive. The Company anticipates that it will renew the lease. The rent amount of the lease is HK$140,712 (equivalent approximately US$18,040) (inclusive of government rents, government rates and management fee) per calendar month during the term, payable in advance on the first day of each month. The office takes up approximately 6,341 square feet.

Our warehouse is located at Lot Nos. 481 (partial), 482 (partial), Section A of 485 (partial), 496 (partial), 497 (partial), 498 (partial), 499 (partial), 500 (partial) and 501 (partial) in Demarcation District No. 107, Fung Kat Heung, Yuen Long, New Territories, Hong Kong. The licensing agreement for our warehouse has a term of 3 years, commencing from March 1, 2022 and expiring on February 28, 2025 (both days inclusive). The renewal licensing agreement for our warehouse has a term of 1 year commencing from March 1, 2025 and expiring on February 28, 2026 (both days inclusive). During the Term, either party will have the right to terminate the contract by giving at least 90 days’ notice in writing to the other. The license fee is HK$636,655 (equivalent approximately US$81,622) (being 50% of the monthly rent and management fee of the premises) per calendar month payable monthly in advance on the 1st day of each and every calendar month. We bear 50% of all utilities outgoings in connection with the premises. The warehouse takes up approximately 120,000 square feet.

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

The following table sets out the details of the major types of our owned machinery and equipment, categorized by type, for the fiscal years ended September 30, 2025 and 2024:

Type of machinery and equipment	Estimated useful life (months)	Total number of machinery and equipment owned by our Group		Average remaining useful lives as at (months)
		2025	2024	2025	2024
Truck	40 months	2	2	0	0
Forklift	40 months	2	2	0	0
(New) Forklift	40 months	2	2	0	6

In general, the useful life of our motor vehicles and forklifts is estimated to be 40 months. According to our accounting policies, depreciation of our property, plant, and equipment is calculated at rates sufficient to write off their costs less their residual values over their estimated useful lives on a straight-line basis. The calculation of the average remaining useful life is based on the average accounting useful life of each piece of machinery deducted by its years of service. For this purpose, machinery with years used exceeding its estimated useful life shall have nil remaining useful life. As the two trucks mentioned in the table above were acquired by the Company between January and May 2017, respectively, the years of service exceeded their estimated useful lives (i.e., 40 months). Accordingly, the average remaining useful lives for the two trucks were nil as of September 30, 2025 and 2024. As the two forklifts mentioned in the table above were acquired by the Company in June 2019, their years of service exceeded their estimated useful life (i.e., 40 months). Accordingly, the average remaining useful lives for the two forklifts were nil as of September 30, 2025 and 2024. The two new forklifts mentioned in the table above were acquired by the Company in November 2021. The average remaining useful lives for the two new forklifts were nil and 6 as of September 30, 2025 and 2024 respectively.

During the fiscal years ended September 30, 2025 and 2024, when our machinery and equipment were out of order, they were sent to third-party repair companies to be repaired. Our directors believe that the good condition of machinery and equipment is important to the efficient and smooth performance of our services and to our workplace safety. For the years ended September 30, 2025 and 2024, the expenses incurred in the repair and maintenance of machinery and equipment amounted to approximately US$27,000 and US$10,000, respectively.

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

For the years ended September 30, 2025, 2024 and 2023, we had total revenue of approximately US$44.08 million, US$52.18 million, US$36.07 million, respectively, and net loss after taxation of approximately US$10.7 million, net income after taxation of approximately US$0.22 million and US$0.45 million, respectively. Revenue derived from air freight, ocean freight and others accounted for approximately 95.13%, 1.28% and 3.59% of our total revenue for year ended September 30, 2025, respectively. Revenue derived from air freight, ocean freight and others accounted for approximately 92.02%, 1.72% and 6.26% of our total revenue for the year ended September 30, 2024, respectively. Revenue derived from air freight, ocean freight and others accounted for approximately 92.13%, 1.05% and 6.82% of our total revenue for year ended September 30, 2023, respectively.

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

	For the years ended September 30,
	2023	2024	2025
	% of total revenue
Revenue from air freight forwarding services	92.13%	92.02%	95.13%
Revenue from ocean freight forwarding services	1.05%	1.72%	1.28%
Revenue from other services	6.82%	6.26%	3.59%
Total operating revenue	100.00%	100.00%	100.00%

Revenue

Our revenue from freight forwarding services includes air and ocean freight forwarding services and includes both export and import shipment services. Our revenue from freight forwarding services is mainly derived from air freight export shipments to regions such as North America, Europe and Asia.

Air freight forwarding services

Revenue from air freight forwarding services includes both import and export of goods and principally involves the arrangement of shipment upon receipt of booking instructions from our customers, including the sale of cargo space, cargo pick up, off-airport air cargo security screening, palletization, preparation of shipping documentation, arrangement of customs clearance, and cargo handling at ports. During the years ended September 30, 2025, 2024 and 2023, our air freight forwarding services covered export shipments to over 140 countries.

Ocean freight forwarding services

Our ocean freight forwarding services involve major steps similar to those of our air freight forwarding services. During the years ended September 30, 2025, 2024 and 2023, our ocean freight forwarding services mainly covered export shipments to the U.S.

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

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended September 30,
	2023	2024	2025
	US$	US$	US$

Revenues	36,074,004	52,176,109	44,083,731
Cost of revenues	(32,590,022)	(47,932,230)	(43,921,081)
Gross profit	3,483,982	4,243,879	162,650

Operating expenses:
General and administrative expenses	(2,961,483)	(3,773,606)	(11,001,406)
Total operating expenses	(2,961,483)	(3,773,606)	(11,001,406)

Income (loss) from operations	522,499	470,273	(10,838,756)

Other income	66,617	22,592	145,706
Interest expense, net	(88,730)	(98,026)	(58,263)
Total other (expenses)/income, net	(22,113)	(75,434)	87,443

Income (loss) before income tax	500,386	394,839	(10,751,313)
Income tax (expenses) credit	(45,971)	(174,196)	20,591
Net income (loss)	454,415	220,643	(10,730,722)

Year ended September 30, 2025 compared to year ended September 30, 2024

Revenue

The logistics industry is expanding rapidly as online shopping fuels the need for faster and more secure deliveries. The rise of Omnichannel retail has introduced new complexities, with consumers expecting flexible options like store pickup, home delivery from physical stores, and the ability to choose or change delivery preference. Meeting these expectations requires tight integration between inventory control, warehousing and fulfilment operations. To overcome challenges like increasing transportation costs, labor gaps, and supply chain disruptions, logistics providers are relying more on an advanced technologies and smarter workforce strategies.

Revenue decreased by approximately $8.09 million, or approximately 15.51%, to $44.08 million for the year ended September 30, 2025 from approximately $52.18 million for the year ended September 30, 2024. The decrease in revenue was mainly attributable to the reduced order from several major customers resulting from their respective business downturns during the fiscal year. This reduction in demand had an adverse impact the Company's overall performance.

Our different revenue sources for the years ended September 30, 2025 and 2025 were as follows:

	For the years ended September 30,
	2024	2025	% of change
	US$	US$
Revenue
Revenue from air freight forwarding services	48,010,322	41,934,661	(12.65)%
Revenue from ocean freight forwarding services	898,709	564,941	(37.14)%
Revenue from other services	3,267,078	1,584,129	(51.51)%
Total revenue	52,176,109	44,083,731	(15.51)%

Revenue from forwarding services is mainly derived from air freight. The following table sets forth the breakdown of monthly volume from air freight forwarding services for the years indicated.

	For the years ended September 30 ,
	2024	2025	% of change
	kg	kg
Monthly volume from air freight forwarding
- October	568,340	706,035	24.22%
- November	767,333	687,954	(10.34)%
- December	760,477	652,747	(14.17)%
- January	765,454	546,428	(28.61)%
- February (see note (1) below)	735,598	324,031	(55.95)%
- March	1,060,323	693,795	(34.57)%
- April	817,214	650,877	(20.35)%
- May	714,564	777,439	8.80%
- June	859,354	764,218	(11.07)%
- July	814,596	939,813	15.37%
- August	800,880	844,034	5.39%
- September	815,822	813,982	(0.23)%

Total volume from air freight forwarding	9,479,955	8,401,353	(11.38)%

Note: (1) Due to the Lunar New Year holiday, the Company recorded the lowest volume from air freight forwarding services in 2025.

Revenue from air freight forwarding services

During the year ended September 30, 2025, over 250 customers used our air freight forwarding services. Due to the reduced order from several major customers, our total volume from air freight forwarding decreased by 11.38% to 8,401,353 kg for the year ended September 30, 2025, from 9,479,955 kg for the year ended September 30, 2024. In addition, our monthly average unit prices ranging from US$3.13/kg to US$6.37/kg during the year ended September 30, 2024 decreased to ranging from US$1.94/kg to US$6.43/kg during the year ended September 30, 2025 due to the overall decrease in demand for the freight forwarding services of the Company during the years ended September 30, 2025. As a result of volume and rate trends above, revenue in air freight forwarding services decreased by approximately US$6.08 million, or approximately 12.65%, from approximately US$48.01 million in the year ended September 30, 2024, to approximately US$41.93 million in the year ended September 30, 2025.

Revenue from ocean freight forwarding services

During the years ended September 30, 2025, our revenue from ocean freight forwarding services decreased by approximately US$0.34 million, or approximately 37.14%, from approximately US$0.90 million in the year ended September 30, 2024, to approximately US$0.56 million in the year ended September 30, 2025. The decrease in our revenue from ocean freight forwarding services was attributed to the decreased freight rates due to a decrease in demand for the freight forwarding services of the Company during the year ended September 30, 2025.

Revenue from other services

During the year ended September 30, 2025, our other services including warehousing and distribution, palletization, X-ray and gate charge recorded revenue of approximately US$0.8 million, US$0.2 million, US$0.2 million and US$0.4 million, respectively.

During the year ended September 30, 2024, our other services including warehousing and distribution, palletization, X-ray and gate charge recorded revenue of approximately US$0.9 million, US$1.7 million, US$0.2 million and US$0.5 million , respectively.

During the year ended September 30, 2025, our revenue from other services decreased by approximately US$1.7 million, or approximately 51.51%, from approximately US$3.3 million in the year ended September 30, 2024, to approximately US$1.6 million in the year ended September 30, 2025. The decrease in our revenue from other services was attributed to the decrease in demand of palletization service of approximately US$1.5 million and warehousing and distribution service of US$0.1 million during the year ended September 30, 2025.

Costs of sales

The table below sets forth the breakdown of cost of sales by service type for the years indicated.

	For the years ended September 30,
	2024	2025	% of change
	US$	US$

Air freight forwarding services	45,209,433	41,027,483	(9.25)%
Ocean freight forwarding services	849,426	514,129	(39.47)%
Other services	1,873,371	2,379,469	27.02%
Total cost of sales	47,932,230	43,921,081	(8.37)%

Our cost of sales amounted to approximately US$43.92 million and US$47.93 million in the years ended September 30, 2025 and 2024, respectively. The trend of cost of sales of each of the service types was in line with the trend of the revenue of respective service types.

The table below sets forth the breakdown of cost of sales by nature for the periods indicated.

	For the years ended September 30,
	2024	2025	% of change
	US$	US$

Air freight charges	44,018,551	41,017,511	(6.82)%
Ocean freight charges	827,133	491,897	(40.53)%
Logistics and warehousing fees	2,291,793	1,643,671	(28.28)%
Direct labor costs	542,105	548,659	1.21%
Handling fee	119,423	108,056	(9.52)%
Others	133,225	111,287	(16.47)%
Total cost of sales	47,932,230	43,921,081	(8.37)%

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

Our total cost of sales decreased by approximately US$4.01 million or 8.37%, from approximately US$47.93 million for the year ended September 30, 2024, to approximately US$43.92 million for the year ended September 30, 2025, primarily due to declined air and ocean freight rates and volumes of air freight services.

Gross profit and gross profit margin

The following table sets out the gross profit and gross profit margin for our different services for the years ended September 30, 2025 and 2024:

	For the years ended September 30,
	2024		2025
	US$		US$
Air freight forwarding services	2,800,889	5.83%	907,178	2.16%
Ocean freight forwarding services	49,283	5.48%	50,812	8.99%
Other services	1,393,707	42.66%	(795,340)	(50.21)%
Overall	4,243,879	8.13%	162,650	0.37%

Our gross profit decreased by 96.17% to US$0.16 million for the year ended September 30, 2025, from US$4.24 million for the years ended September 30, 2024. Our gross profit margin, resulting in a 0.37% for the year ended September 30, 2025. For the year ended September 30, 2025, the air freight gross profit margin decreased due to higher cost incurred for air freight. For the year ended September 30, 2025, notwithstanding an increase in cost from other services due to low-margin service, there was more cost incurred for palletization services such as transportation and third-party logistics services.

General and administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the years ended September 30, 2025 and 2024:

	For the years ended September 30,
	2024	2025
	US$	US$

Professional expense	758,223	973,707
Depreciation expense	179,103	36,381
Payroll expense	1,870,720	2,274,883
Staff welfare	23,294	57,793
Share-based compensation expenses	-	6,355,000
Insurance expense	26,618	85,405
Lease expense	213,199	222,059
Utility expense	18,655	18,022
Motor expense	71,365	129,694
Office expense	91,940	91,729
Business development	107,247	397,292
(Reversal) provision of current expected credit loss of accounts receivables	243,229	164,498
Bank charges	22,032	18,341
Others	147,981	176,602

	3,773,606	11,001,406

Our general and administrative expense accounted for approximately 24.96% and 7.23% of our total revenue for the years ended September 30, 2025 and 2024, respectively. General and administrative expense for the year ended September 30, 2025 increased by 191.54%, or US$7.2 million, to US$11.0 million, compared with US$3.77 million in 2024. General and administrative expense increased primarily due to share-based compensation expenses approximately US$6.4 million in 2025 and nil in 2024, payroll expenses increasing by 21.60% or US$0.40 million, to US$2.27 million, compared with US$1.87 million in 2024 due to increased staffs. Expenditures for business developments increased by 270.45% or US$0.29 million, to US$0.40 million, compared with US$0.10 million in 2024.

We anticipate our overall general and administrative expense especially payroll and professional expenses for consulting service, to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase since we became a public company upon the effectiveness of our registration statement in November 2024.

Other income

	For the years ended September 30,
	2024	2025
	US$	US$
Government grants		-
Interest income	849	647
Gain from early termination of financing lease	12,832	-
Consultancy income	-	75,000
Miscellaneous income	8,911	70,059

	22,592	145,706

Our other income is primarily represented by consultancy income and referral agency income. Other income increased by US$123,114, from US$22,592 for the year ended September 30, 2024 to US$145,706 for the year ended September 30, 2025, primarily due to increase consultancy income and referral agency income.

Income Tax Expense

We are not subject to any income tax in the BVI pursuant to the rules and regulations in the BVI, but our subsidiaries are subject to Hong Kong profits tax. Our income tax expense was nil for the years ended September 30, 2025, decreasing from US$174,196 for the year ended September 30, 2024, due to the net loss base in 2025. The effective tax rate for the years ended September 30, 2025 and 2024 was 0.19% and 44.12% respectively. The decrease in our effective income tax rate was driven by increase in non-deductible listing expenses and the decrease in assessable profit that the tax rate is 0% under the two-tiered profits tax regime in which income tax was charged at the rate of 8.25% on the first US$256,410 (equivalent to HKD2 million) profit and at the rate of 16.5% thereafter.

Net (Loss) Income

As a result of the foregoing, we reported net loss of approximately US$10.73 million for the year ended September 30, 2025, representing a decrease of approximately US$10.95 million from net income of approximately US$0.22 million for the year ended September 30, 2024.

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

Revenue from other services

During the year ended September 30, 2024, our other services including warehousing and distribution, palletization, X-ray and gate charge recorded revenue of approximately US$0.9 million, US$1.7 million, US$0.2 million and US$0.5 million, respectively.

During the year ended September 30, 2023, our other services including warehousing and distribution, palletization, X-ray and gate charge recorded revenue of approximately US$1.4 million, US$0.6 million, US$0.1 million, and US$0.4 million, respectively.

During the year ended September 30, 2024, our revenue from other services increased by approximately US$0.8 million, or approximately 32.83%, from approximately US$2.5 million in the year ended September 30, 2023, to approximately US$3.3 million in the year ended September 30, 2024. The increase in our revenue from other services was attributed to the increase in revenue from palletization income of US$1.1 million during the year ended September 30, 2024.

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

General and administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the years ended September 30, 2024 and 2023:

	For the years ended September 30,
	2023	2024
	US$	US$

Professional expense	291,366	758,223
Depreciation expense	187,259	179,103
Payroll expense	2,034,346	1,870,720
Staff welfare	11,703	23,294
Share-based compensation expenses	-	-
Insurance expense	10,079	26,618
Lease expense	212,871	213,199
Utility expense	18,403	18,655
Motor expense	82,096	71,365
Office expense	92,988	91,940
Business development	60,022	107,247
(Reversal) provision of current expected credit loss of accounts receivables	(176,170)	243,229
Bank charges	8,999	22,032

	2,961,483	3,773,606

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

B. Liquidity and capital resources

Our use of cash was primarily related to operating activities and payment for offering cost in the years ended September 30, 2025, 2024 and 2023. We have historically financed our operations primarily through our cash flow generated from our operations and bank borrowings.

The table below sets forth our cash flows for the years ended September 30, 2023, 2024 and 2025.

	For the years ended September 30,
	2023	2024	2025
Net cash (used in) provided by operating activities	(2,487,096)	1,434,532	(3,415,142)
Net cash (used in) provided by investing activities	(218,109)	218,109	(54,487)
Net cash provided by (used in) financing activities	502,382	(1,284,637)	3,776,733
Net (decrease)/ increase in cash and cash equivalents	(2,202,823)	368,004	307,105
Cash and cash equivalents, beginning of year	2,494,139	291,316	659,320
Cash and cash equivalents, end of year	291,316	659,320	966,425

Operating activities

Our cash inflow from operating activities was principally receipt of payments for our provision of freight forwarding services, whereas our outflow from operating activities is principally for freight charges, ancillary service fees payable to suppliers, payment of salaries and employee benefits, rental expenses and general and administrative expenses.

Net cash used in operating activities was approximately US$3.42 million for the year ended September 30, 2025, which primarily reflected our net loss of approximately US$10.73 million with adjustments of non-cash operating expenses and changes in operating assets and liabilities. Non-cash operating expenses primarily consisted of operating lease expense of approximately US$0.63 million, current expected credit loss of accounts receivables of approximately US$0.16 million, share-based compensation expense approximately US$6.36 million and change of deferring offering cost of approximately US$0.51 million. Adjustments for changes in operating assets and liabilities primarily consisted of (i) an increase of approximately US$1.31 million in accounts receivable; (ii) a decrease of approximately US$1.27 million in accounts payable, (iii) a decrease in lease liabilities - operating lease of approximately US$0.63 million and (iv) an increase of accruals and other current liabilities of approximately US$0.21 million.

Net cash provided by operating activities was approximately US$1.43 million for the year ended September 30, 2024, which primarily reflected our net income of approximately US$0.22 million with adjustments of non-cash operating expenses and changes in operating assets and liabilities. Non-cash operating expenses include operating lease expense of approximately US$1.17 million, current expected credit loss of accounts receivables of approximately US$0.24 million, depreciation of property, plant and equipment of approximately US$0.18 million and change of deferred offering cost of approximately US$0.27 million. Adjustments for changes in operating assets and liabilities primarily consisted of (i) a decrease of US$2.02 million in accounts receivable and approximately US$0.15 million in deposits and other receivables; (ii) an increase of approximately US$2.63 million in accounts payable; (iii) an increase of approximately US$0.09 million in income tax payable due to the taxable profit incurred for the year ended September 30, 2024 and (iv) a decrease of approximately US$1.17 million in a lease liabilities – operating lease.

Net cash used in operating activities was approximately US$2.49 million for the year ended September 30, 2023, which primarily reflected our net income of approximately US$0.45 million with adjustments of non-cash operating expenses and changes in operating assets and liabilities. Non-cash operating expenses include operating lease expense of approximately US$1.11 million, reversal of current expected credit loss of accounts receivables of approximately US$0.18 million and depreciation of property, plant and equipment of approximately US$0.19 million. Adjustments for changes in operating assets and liabilities primarily consisted of (i) an increase of approximately US$0.63 million in account receivables; (ii) a decrease of approximately US$0.57 million in accounts payable; (iii) a decrease of approximately US$1.92 million in income tax payable; and (iv) a decrease of approximately US$1.11 million in a lease liabilities – operating lease.

Investing activities

For the years ended September 30, 2025, 2024 and 2023, cash (used in) or provided by investing activities was approximately (US$0.05 million), US$0.22 million and (US$0.22 million) respectively. Cash used in investment activities was purchase of property, plant and equipment of approximately US$0.05 million during the year ended September 30, 2025. Cash provided by investment activities was collection of loan receivable from a related party of approximately US$0.22 million during the year ended September 30, 2024. Cash used in investment activities was advance to a related party as loan receivable of approximately US$0.22 million during the year ended September 30, 2023.

Financing activities

For the year ended September 30, 2025, our net cash provided by financing activities was approximately US$3.8 million, which was primarily attributable to (i) fund raising from IPO of approximately US$5.0 million; (ii) repayments of borrowings and overdraft to bank of approximately US$0.9 million bank overdraft of approximately US$0.13 million; and (iii) proceeds from bank loan approximately US$1.9 million; partially offset by (i) repayment of loan from related party of approximately US$2.4 million; and (ii) repayment of bank loan of approximately US$0.9 million.

For the year ended September 30, 2024, our net cash used in financing activities was approximately US$1.28 million, which was primarily attributable to (i) advances to shareholder and director of approximately US$0.81 million; (ii) repayments of borrowings and overdraft to bank of approximately US$28.70 million; and (iii) payment for deferred offering cost of approximately US$0.61 million; partially offset by (i) proceeds from bank borrowings and overdraft of approximately US$27.97 million; and (ii) proceeds from related party of approximately US$0.9 million.

For the year ended September 30, 2023, our net cash provided by financing activities was approximately US$0.5 million, which was primarily attributable to (i) proceeds from overdraft from banks of approximately US$14.18 million; (ii) proceeds from loans provided by director and related party of approximately US$2.28 million; and was mainly offset by (i) repayments of bank borrowings and overdraft of approximately US$13.46 million; (ii) advances to shareholder and director of approximately US$1.55 million and (iii) payment for deferred offering cost of approximately US$0.9 million.

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2024	2025
	US$	US$
Assets
Current assets:
Cash and cash equivalents	659,320	645,912
Restricted cash	-	320,513
Accounts receivable, net	13,237,577	11,765,180
Due from related parties	783,206	-
Deferred listing cost	1,928,701	-
Deposits, prepayment and other receivable	473,897	460,363
Total current assets	17,082,701	13,191,968

Liabilities
Current liabilities:
Bank overdraft	591,207	717,306
Bank loans – current	897,435	1,923,075
Accounts payable	6,546,974	5,278,790
Accruals and other current liabilities	165,577	375,001
Operating lease liabilities – current	594,589	215,575
Finance lease liabilities – current	34,731	36,592
Loan payable – related party	2,430,691	-
Income tax payables	462,563	433,915
Total current liabilities	11,723,767	8,980,254

Net Current Assets	5,358,934	4,211,714

Accounts receivable, net

Accounts receivable represented receivables from our customers arising from our freight forwarding services. We generally grant our customers a credit period typically ranging from 0 to 1 year, depending on their reputation and transaction history. Our accounts receivable, net decreased by 11.12% to US$11.77 million as of September 30, 2025, from US$13.24 million as of September 30, 2024 as a result of extending repayment periods for old customers to maintaining a positive and supportive relationship with the customers.

The following table summarizes our outstanding accounts receivable and subsequent collection as of September 30, 2025:

	Balance as of September 30,	Subsequent	% of
	2025	collection	subsequent
Accounts Receivable by aging bucket	US$	US$	collection

0-30 days	$3,597,511	$2,747,971	76.39%
31-60 days	2,802,292	2,594,986	92.60%
61-90 days	829,141	236,589	28.53%
Over 90 days	5,087,451	1,502,396	23.63%
Total gross accounts receivable	12,316,395	$7,081,942	57.50%
Allowance for expected credit loss	(551,215)
Accounts Receivable, net	$11,765,180

Loan payable - related party and amounts due from related parties

	As of September 30, 2024	As of September 30, 2025
	US$	US$
Loan payable - related party
Asia International Securities Exchange Co., Limited	2,430,691	-
Due from related parties
Lam Shing Kwan Henry (director)	440,164	-
Ngan Ching Shun (executive officer)	260,957	-
Ng Yi To Peter (director)	82,085	-
	783,206	-

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

As of September 30, 2025, nil balance of related parties. As of September 30, 2024, due from related parties are advances to related parties. The advances are unsecured, non-interest bearing and due on demand. The Company has not recorded any imputed interest income or expenses for the year ended September 30, 2023 and 2024. The amounts due from related parties were fully repaid in December 2024.

Deposits, prepayment and other receivable

Deposits, prepayment and other receivable consisted mainly of office rental deposits, utility deposits and cargo deposits. Deposits, prepayment and other receivable increased from US$473,897 as of September 30, 2024 to US$973,184 as of September 30, 2025 due to the refundable deposit paid for acquisition of a subsidiary of US$512,821.

Dividend paid

During year ended September 30, 2023, the Company approved and declared a dividend of HK$55,000,000 (equivalent to US$7,051,282). Certain shareholders agreed to waive the right to receive the declared dividends in an aggregate amount of US$1,057,692, and the remaining declared dividend has been paid by offsetting against the amount due from shareholders immediately.

There was no dividend declared or paid during the year ended September 30, 2024 and 2025.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2024:

	Payment due by period
	Less than	1 to 2	2 to 5	More than
Contractual obligations:	1 year	years	years	5 years	Total
Bank loan	$897,435	$-	$-	$-	$897,435
Operating leases	625,719	216,480	198,440	-	1,040,639
Finance leases	39,831	39,831	99,576	-	179,238

Total contractual obligations	$1,562,985	$256,311	$298,016	$-	$2,117,312

The following table summarizes our contractual obligations as of September 30, 2025:

	Payment due by period
	Less than	1 to 2	2 to 5	More than
Contractual obligations:	1 year	years	years	5 years	Total
Bank loan	$1,923,075	$-	$-	$-	$1,923,075
Operating leases	215,575	223,182	-	-	438,757
Finance leases	36,592	35,300	57,764	-	129,656

Total contractual obligations	$2,175,242	$258,482	$57,764	$-	$2,491,488

Off-balance Sheet Arrangement

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, credit risk support, or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Credit risk

Assets that potentially subject us to a significant concentration of credit risk primarily consist of bank balances, restricted cash, accounts receivables, due from related parties, deposits and other receivables. We believe that there is no significant credit risk associated with cash, which was held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (approximately $102,564) if the bank with which an individual/company holds its eligible deposit fails. As of September 30, 2025, a cash balance of US$1 million was maintained at financial institutions in Hong Kong and approximately US$0.3 million was insured by the Hong Kong Deposit Protection Board.

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

Customer concentration risk

For the year ended September 30, 2025, two customers accounted for 12.86% and 11.63% of our total revenue, respectively. For the year ended September 30, 2024, a customer accounted for 26.46% of our total revenue. For the year ended September 30, 2023, a customer accounted for 10.79% of our total revenue. No other customer accounts for more than 10% of our total revenue for the years ended September 30, 2023, 2024 and 2025, respectively.

As of September 30, 2025, a customer accounted for 42.46% of the total balance of accounts receivable. As of September 30, 2024, a customer accounted for 52.39% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of September 30, 2024 and 2025, respectively.

Vendor concentration risk

For the year ended September 30, 2025, two vendors accounted for 20.63% and 17.91% of our total cost of services, respectively. For the year ended September 30, 2024, a vendor accounted for 18.3% of our total cost of services. For the year ended September 30, 2023, two vendors accounted for 26.46% and 11.70% of our total cost of services. No other vendor accounts for more than 10% of our cost of services for the year ended September 30, 2023, 2024 and 2025, respectively.

As of September 30, 2025, two vendors accounted for 17.48% and 11.10% of the total balance of accounts payable. As of September 30, 2024, two vendors accounted for 24.30% and 13.39% of the total balance of accounts payable. No other vendor accounts for more than 10% of our accounts payable as of September 30, 2024 and 2025, respectively.

Foreign currency risk

We are exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily $. As HK$ is currently pegged to $, our exposure to foreign exchange fluctuations is minimal.

Interest rate risk

We are exposed to interest rate risk primarily relates to the variable-rate bank loans and overdraft and is mainly concentrated on the fluctuation of Hong Kong Prime Rate arising from our bank loan and overdraft. We have not used any derivative instruments to mitigate its exposure associated with interest rate risk.

C. Research and Development, Patents and Licenses, etc.

Please see Item 4.A. “Information on the Company—Business Overview” above.

D. Trend Information

See ITEM 5.A “operating results” above for our trend information.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. These accounting principles require us to make judgments, estimates and assumptions on the reported amounts of assets and liabilities at the end of each fiscal period, and the reported amounts of revenues and expenses during each fiscal period.

We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

Some of our accounting policies require a higher degree of judgment than others in their application.

Critical accounting policies

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, including revenue recognition, accounts receivable, and income taxes, of which the details are set out in our consolidated financial statements.

Recently Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

Critical accounting estimates

You should also consider the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for credit loss – accounts receivable

In establishing an allowance for credit losses, we use reasonable and supportable information, which is based on historical collection experience, the financial condition of our customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss-rate approach is based on the historical loss rates and expectations of future conditions.

Revenue recognition

Our transportation transactions provide for the arrangement of the movement of freight to a customer’s destination. These performance obligations are satisfied and recognized in revenue upon the transfer of control of the services over the requisite transit period as the customer’s goods move from origin to destination. We determine the period to recognize revenue in transit based upon the departure date and the delivery date, which may be estimated if delivery has not occurred as of the reporting date. Determination of the transit period and the percentage of completion of the shipment as of the reporting date requires us to make judgments that affect the timing of revenue recognition. We have determined that revenue recognition over the transit period provides a reasonable estimate of the transfer of services to our customers as it depicts the pattern of our performance under the contracts with its customers.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position(s)
Ching Shun Ngan	53	Chairman and Chief Executive Officer
Cheuk Ho Chan	59	Chief Financial Officer
Shing Kwan Lam, Henry	50	Director
Long Kin Liu	31	Director
Mak Tsz Yeung	41	Independent Director
Chu Ka Ying	36	Independent Director
Kwok Wan Lee	62	Independent Director
Ho Kwan Wong	37	Independent Director

Ching Shun Ngan, Chief Executive Officer and Director, aged 53, has over 20 years of experience in the freight forwarding industry. Mr. Ngan has comprehensive knowledge and experience in business development and operation management. Before joining NC Logistics, Mr. Ngan was at AE Cargo Services Ltd. (mainly engaged in international freight forwarding business) from October 1998 to July 2015, where he worked as an air freight manager, mainly responsible for reviewing and managing company operations and implementing and reviewing appropriate work procedures in the air freight department. Mr. Ngan joined NCL (HK) in August 2015 and was appointed as the director of NCL (HK) on May 2, 2017. Mr. Ngan is also the founder of NCEW Investment Consultancy Limited (formerly known as GLF Cargo Services Limited) (“NCEW (HK)”) and was appointed as the sole director of NCEW (HK) since its incorporation on August 15, 2016. Mr. Ngan has completed his secondary education from Christian Faith College in Hong Kong.

Cheuk Ho Chan, Chief Financial Officer, aged 59, over the last two decades, Mr. Chan has held the positions of finance director, financial controller, and company secretary in multiple companies that are listed on the Main Board of The Stock Exchange of Hong Kong Limited. Since November 2002, he has been serving as an independent non-executive director of Eagle Nice (International) Holdings Limited (a company listed on the Stock Exchange of Hong Kong Limited with stock code 2368). Since July 2021, he has been serving as an independent non-executive director of EPS Creative Health Technology Group Limited (a company listed on the Stock Exchange of Hong Kong Limited with stock code 3860). Since June 2023, he has been serving as an independent non-executive director Winshine Science Company Limited (a company listed on the Stock Exchange of Hong Kong Limited with stock code 209). From July 2022 to March 2023, Mr. Chan served as an executive director at Wai Chun Bio-technology Limited (a company listed on the Stock Exchange of Hong Kong Limited with stock code 660). For more than two decades, he served as the chief financial officer and financial controller in various corporations. The majority of these companies were listed on the Hong Kong Stock Exchange, including Pine Technology Holdings Limited (stock code:1079), North Asia Resources Holdings Limited (stock code: 61), China Best Group Holding Limited (stock code: 370), China Golden Development Holdings Limited (stock code: 162), and Surge Recreation Holdings Limited (stock code: 703). Mr. Chan earned his bachelor’s degree in business administration from the Chinese University of Hong Kong in 1989, followed by a master’s degree in business administration from the University of Manchester in 2003. He has been a fellow member of the Hong Kong Institute of Certified Public Accountants since 2003.

Shing Kwan Lam, Henry, Director, aged 50, has over 20 years of extensive experience in the international logistics industry. With more than 10 years of senior management experience, he possesses a deep understanding of the complexities and dynamics of global supply chains. In addition to serving as an Executive Director, Mr. Lam is also a Director of the Company’s subsidiary New Century Logistics Co., Ltd., where he contributes to strategic decision-making and operational excellence. His leadership and expertise have been instrumental in driving growth and innovation within the organization.

Long Kin Liu, Director, aged 31, has served as an executive director at Elegance Optical International Limited in 2018. Prior to this, Mr. Liu has served as an auditor at Binder Dijker Otte in 2017 and an assistant to president at Jetsino Investment Limited in 2015. He has approximately ten years of financial experience. Mr. Liu graduated with a Master in Science and Marketing degree from New York University and a Bachelor of Science in Global Finance and Business Economics from Fordham University.

Mak Tsz Yeung, Independent Director, aged 41, has served as an executive director at China Vered Financial Holding Corporation Limited (HKEx stock code: 0245) from 2021 to 2025. He has over 15 years of post-qualification experience in corporate finance, commercial transactions and regulatory compliance. He is currently a partner at KS Ng Law Office and also serves as a consultant at Wong Poon Chan Law & Co., advising on corporate, commercial and regulatory compliance matters. Mr. Mak is a solicitor qualified in Hong Kong and holds professional qualifications including Chartered Financial Analyst (CFA), Fellow of the Society of Actuaries (FSA), Fellow of the Actuarial Society of Hong Kong, and Financial Risk Manager (FRM). He holds a Bachelor of Laws from Manchester Metropolitan University and a Postgraduate Certificate in Laws from The University of Hong Kong.

Chu Ka Ying, Independent Director, aged 36, has extensive experience in company secretarial and corporate governance matters for Hong Kong listed companies. She is currently serving as Company Secretary of JS Global Lifestyle Company Limited (HKEx stock code: 1691), and previously served as Company Secretary of Green Leader Holdings Group Limited (HKEx stock code: 0061). Miss Chu has also held company secretarial positions at other Hong Kong listed companies and professional service firms. She holds a Master of Corporate Governance from Hong Kong Metropolitan University and a Bachelor of Arts (Honours) in Business Administration from Birmingham City University, and is an Associate Member of both The Hong Kong Chartered Governance Institute (HKCGI) and The Chartered Governance Institute in the United Kingdom.

Kwok Wan Lee, Independent Director, aged 62, has over 30 years of experience in merger and acquisitions, manufacturing, banking, and investment management. Mr. Lee has served as an independent director of the Company since November 2024. Mr. Lee has been serving as the independent director at King Stone Energy Group Limited, since November 2019. Mr. Lee worked as the vice president and HK consultant for Elion Resources group from August 2017 to March 2019. From January 2014 to July 2017 Mr. Lee worked as the director of China-Ukraine Fund and Association. In addition, he held a series of positions with multi-national companies and OCBC Baking Group of Singapore in Singapore, Malaysia, Abu Dhabi of United Arab Emirates, Germany, Hong Kong, Kazakhstan and China. Mr. Lee graduated with a Master in Finance degree from Macquarie University.

Ho Kwan Wong, Independent Director, aged 37, has served as independent auditor over 14 years of experience in external audit, serving a diverse clientele ranging from private enterprises to listed corporations. With a distinguished career that includes four years as a Director at a top-tier professional audit firm in Hong Kong, he has demonstrated strong leadership, regulatory compliance expertise, and a proven ability to enhance internal controls and mitigate risks. Mr. Wong holds a Bachelor of Business Administration in Accounting from Southern Cross University, Australia, and is a certified member of both CPA Australia and the Hong Kong Institute of Certified Public Accountants. Currently, Mr. Wong has been acting as Engagement Director at Jon Gepsom CPA Limited since November 2024, he previously held the dual roles of Engagement Director and Engagement Quality Control Reviewer at Elite Partners CPA Limited from January 2020 to September 2024, where he led audit engagements across multiple industries, including mining, manufacturing, fintech, and pre-IPO preparations. Prior to these, Mr. Wong has served as a Senior Manager at HLB Hodgson Impey Cheng Limited, specializing in risk assessment and financial reporting.

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

B. Compensation

Compensation of Directors and Executive Officers

The following table sets forth certain information with respect to compensation for the fiscal year ended September 30, 2025 and 2024, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US $)*
Ching Shun Ngan	2025	294,862	-	-	-	-	-	-	294,862
(CEO and Chairman)	2024	173,809	-	-	-	-	-	-	173,809

Cheuk Ho Chan	2025	-	-	-	-	-	-	-	-
(Chief Financial Officer)	2024	-	-	-	-	-	-	-	-

Long Kin Liu	2025	223,386	-	-	-	-	-	-	223,386
(Director)	2024	-	-	-	-	-	-	-	-

Shing Kwan Henry Lam	2025	62,400	-	-	-	-	-	-	62,400
(Director)	2024	235,500	-	-	-	-	-	-	235,500

Agreements with Named Executive Officers

The Company is currently negotiating employment agreements with its Chief Executive Officer and Chief Financial Officer.

Compensation of Directors

The following table sets forth certain information with respect to compensation for the years ended September 30, 2025 and 2024 earned by or paid to our directors. Salary included the monthly salary, bonus and mandatory provident fund contributed by the Company.

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US $)*
Ching Shun Ngan	2025	294,862	-	-	-	-	-	-	294,862
(CEO and Chairman)	2024	173,809	-	-	-	-	-	-	173,809
Shing Kwan Lam, Henry	2025	62,400	-	-	-	-	-		62,400
(Director)	2024	235,500	-	-	-	-	-		235,500
Long Kin Liu	2025	223.386	-	-	-	-	-		223.386
(Director)	2024	-	-	-	-	-	-		-
Mak Tsz Yeung	2025	-	-	-	-	-	-		-
(Director)	2024	-	-	-	-	-	-		-
Kwok Wan Lee	2025	-	-	-	-	-	-		-
(Director)	2024	-	-	-	-	-	-		-
Chu Ka Ying	2025	-	-	-	-	-	-		-
(Director)	2024	-	-	-	-	-	-		-
Ho Kwan Wong	2025	-	-	-	-	-	-		-
(Director)	2024	-	-	-	-	-	-		-

Equity Incentive Plan

2025 Equity Incentive Plan

In April 2025, the Board unanimously adopted the 2025 Equity Incentive Plan (the “2025 Plan”) which provides up to 4,100,000 ordinary shares that may be issued pursuant to awards granted under the 2025 Plan. In April 2025, 4,100,000 ordinary shares were awarded to several non-employee consutlants.

Purpose: The purpose of the 2025 Plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants, and to promote the success of the Company’s business.

Administration: The 2025 Plan is administered by our board of directors, or, once constituted, the Compensation Committee of the board of directors (we refer to body administering the 2025 Plan as the “Committee”).

Eligibility: All employees, directors, and consultants of the Company are eligible to receive awards under the 2025 Plan Type and Form of Awards: The Committee shall determine the type or types of equity compensation award(s) to be made to each selected Eligible Person. Under the 2025 Plan, the Committee may grant incentive share options, non-statutory share options, restricted share, share appreciation rights, restricted share units, performance units, performance shares, and other share based awards. Such awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Company.

Transfer Restrictions. Except as specifically provided in the 2025 Plan:

1. all equity compensation awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge;

2. equity compensation awards shall be exercised only by the relevant participant; and

3. amounts payable or shares issuable pursuant to any equity compensation award shall be delivered only to (or for the account of) the relevant participant.

The 2025 Plan provides that incentive share options may not be transferred except by will or the laws of descent and distribution. The Committee has discretion to permit transfers of other awards where it concludes such transferability is appropriate and desirable.

Amendment, Termination and Term of the 2025 Plan: The Committee shall have the authority to amend any award agreement at any time; provided however, that no such amendment shall adversely affect the right of any participant under any outstanding award agreement in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares are listed. The Board may terminate, suspend, or amend the 2025 Plan, in whole or in part, from time to time, without the approval of the shareholders of the Company, unless such approval is required by applicable law, regulation or rule of any stock exchange on which the shares are listed. No amendment or termination of the 2025 Plan shall adversely affect the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment or termination is required by applicable law, regulation or rule of any stock exchange on which the shares are listed. Subject to the foregoing, the Committee may correct any defect or supply an omission or reconcile any inconsistency in the 2025 Plan or in any award granted hereunder in the manner and to the extent it shall deem desirable, in its sole discretion, to effectuate the 2025 Plan. The Board shall have the authority to amend the 2025 Plan to the extent necessary or appropriate to comply with applicable law, regulation or accounting rules in order to permit participants who are located outside of the United States to participate in the 2025 Plan. Notwithstanding anything to the contrary contained herein, no awards shall be granted on or after the tenth anniversary of the adoption of this Plan.

C. Board Practices

Board of Directors

Our board of directors consists of seven directors. Our board of directors has determined that three Executive Director, namely Mr. Ching Shun Ngan, Mr. Shing Kwan Lam, Henry and Mr. Long Kin Liu, and four Independent Directors, namely Mr. Mak Tsz Yeung, Ms. Chu Ka Ying, Mr. Kwok Wan Lee and Mr. Ho Kwan Wong. Our four independent directors, Mak Tsz Yeung, Chu Ka Ying, Kwok Wan Lee and Ho Kwan Wong satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

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

Audit Committee. Our audit committee consists of Mr. Mak Tsz Yeung, Ms. Chu Ka Ying, Mr. Kwok Wan Lee and Mr. Ho Kwan Wong, with Mr. Ho Kwan Wong serving as the chairman of our audit committee. We have determined that each member satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Our board also has determined that Section Mr. Ho Kwan Wong qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of the Company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Mak Tsz Yeung, Ms. Chu Ka Ying and Mr. Kwok Wan Lee. Mr. Mak Tsz Yeung is the chairman of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Mak Tsz Yeung, Ms. Chu Ka Ying and Mr. Kwok Wan Lee. Kwok Wan Lee is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

E. Share Ownership

The following table sets forth information concerning the beneficial ownership within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of February 1, 2026 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5.0% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 3,200,000 Ordinary Shares outstanding as of February 1, 2026

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities, held by each such person that are exercisable or convertible within 60 days of the date of this Annual Report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):

Ching Shun Ngan	1,050,000	32.81%
Shing Kwan Lam, Henry	-	-
Long Kin Liu	-	-
Mak Tsz Yeung	-	-
Chu Ka Ying	-	-
Kwok Wan Lee	-	-
Ho Kwan Wong
All directors and executive officers as a group	1,050,000	32.81%

5% Principal Shareholders:
Chi Keung Yip	250,000	7.81%
Asia International Securities Exchange Co., Ltd. (“AISE”)	412,500	12.89%
Yuk Hung Sin	431,250	13.48%

(1)	Unless otherwise indicated, the business address of each of the individuals is Office A-E, 33/F, King Palace Plaza, 55 King Yip Street, Kwun Tong, Kowloon, Hong Kong.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

During and after the last completed fiscal year ended September 30, 2025, the Company was not required to prepare an accounting restatement, or any accounting restatement that required recovery of erroneously awarded compensation pursuant to the Company’s compensation recovery policy required by the Nasdaq listing rules, and there was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to any prior restatement.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

During the last three years, we have engaged in the following transactions with our directors, executive officers, or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

Balance With Related Parties

The balance with related parties consisted of the following at September 30, 2025 and 2024:

	As of September 30, 2025	As of September 30, 2024
	US$	US$
Loan payable - related party
Asia International Securities Exchange Co., Limited	-	2,430,691
Due from related parties
Lam Shing Kwan Henry (director)	-	440,164
Ngan Ching Shun (executive officer)	-	260,957
Ng Yi To Peter (director)	-	82,085
	-	783,206

As of September 30, 2025, there is no balance with related parties. As of September 30, 2024, due to related parties are net balances which due from related parties were offset against dividend payable. The advances are unsecured, non-interest bearing and due on demand. The Company has not recorded any imputed interest income or expenses for the year ended September 30, 2024 and 2025. The amount due from related parties are fully repaid in December 2024.

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

Collateral and Guarantee

The collateral and guarantee made by related parties to the Company as of September 30, 2025, September 30, 2024 and September 30, 2023 consists of the following:

The collateral and guarantee made by related parties to the Company as of September 30, 2025 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of September 30, 2025
			US$	US$
Guarantee by Lam Shing Kwan Henry, for revolving loans	Bank of Communications (Hong Kong) Limited	On demand	897,435	897,435
Guarantee by Lam Shing Kwan Henry and all monies Second Legal Mortgage on a property owned by Lam Shing Kwan Henry for bank overdraft	Bank of Communications (Hong Kong) Limited	On demand	1,153,846	717,306
			2,051,281	1,614,741

The expiration date of the facilities of HKD 7,000,000 is March 27, 2026.

The collateral and guarantee made by related parties to the Company as of September 30, 2024 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of September 30, 2024
			US$	US$
Guarantee by Lam Shing Kwan Henry, for revolving loans	Bank of Communications (Hong Kong) Limited	On demand	897,435	897,435
Guarantee by Lam Shing Kwan Henry and all monies Second Legal Mortgage on a property owned by Lam Shing Kwan Henry for bank overdraft	Bank of Communications (Hong Kong) Limited	On demand	1,153,846	591,207
			2,051,281	1,488,642

The expiration date of the facilities of HKD 7,000,000 is March 27, 2026.

The collateral and guarantee made by related parties to the Company as of September 30, 2023 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of September 30, 2024
			US$	US$
Guarantee by Lam Shing Kwan Henry for revolving loans	Bank of Communications (Hong Kong) Limited	On demand	1,282,050	1,282,050
Guarantee by Lam Shing Kwan Henry and all monies Second Legal Mortgage on a property owned by Lam Shing Kwan Henry for bank overdraft	Bank of Communications (Hong Kong) Limited	On demand	1,153,846	934,918
			2,435,896	2,216,968

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

No dividend was approved and declared during the year ended September 30, 2024 and 2025.

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

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiaries NCL (HK), NCEW (HK) and Win-Tec.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report and below, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

On December 3, 2025, the Company received a notice from the Listing Qualifications Department of Nasdaq indicating that the Company had regained with the Minimum Bid Requirement under Listing Rule 5550(a)(2). The notice indicated that as a result of the closing bid price of the Company’s Ordinary Shares having been at $1.00 per share or greater for 12 consecutive business days, from November 14, 2025, to December 2, 2025, the Company had regained compliance with Nasdaq’s minimum bid price requirement and the matter had been closed.

On November 4, 2025, the Company effected a one-for-eight reverse stock split of its issued and outstanding common stock, no par value, and the Company’s common stock began trading on a split-adjusted basis on The Nasdaq Stock Market on that date, following the Company’s satisfaction of Nasdaq Operations’ notice requirements.

On October 9, 2025, the Company filed an Amended and Restated Memorandum of Association with the Registry of Corporate Affairs of the British Virgin Islands, to reduce the authorized number of its common stock from 100,000,000 shares to 12,500,000 shares, reflecting the same one-for-eight ratio as the reduction in the Company’s issued and outstanding shares.

On August 11, 2025, the Company received written notice from the Nasdaq Stock Market LLC notifying the Company that it is not in compliance with Nasdaq Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), as the closing bid price for the Company’s ordinary shares had been below $1.00 per share for the preceding 30 consecutive business days. The Letter is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s ordinary shares.

On June 4, 2025, the Company entered into a Letter of Intent (the “LOI”) with Ms. Chiu Nga Ting, the sole shareholder of Asiatic Logistics Limited (“Asiatic”), to acquire 51% of the issued and outstanding shares of Asiatic. New Century’s acquisition of 51% of Asiatic Logistics aims to enhance its Asian presence and advance its global logistics ecosystem. The acquisition details will be formalized in a subsequent agreement, considering Asiatic’s financial performance, market conditions, and industry benchmarks.

On May 1, 2025, NCEW Investment Consultancy Company Limited, a wholly owned subsidiary of the Company entered into a the Comprehensive Logistics Service Agreement with JD Logistics UK for establishing a strategic cooperative relationship.

On May 1, 2025, the Company entered into a Memorandum of Understanding with Soradynamics Inc. (“Soradynamics”) for the design and development of a vehicle-mounted drone logistics system (the “Micro-Hub System”). Pursuant to the terms of the MOU, Soradynamics is expected to be responsible for the design and development of the Micro-Hub System, as well as the provision of services, products, documentation, specifications, and certain materials expressly identified as deliverables in the related Statement of Work. This engagement is intended to enhance and strengthen the Registrant’s logistics operations within the United States.

On May 16, 2025, the Company entered into a Memorandum of Understanding with Silk Way Airlines Limited (“Silkway”) for establishing a strategic cooperative relationship. Pursuant to the terms of the MOU, The Registrant and Silkway (together, the “Parties”) are expected to have a joint development of international air freight logistics solutions by integrating the Registrant’s global logistics network with Silkway’s air cargo resources to provide end-to-end efficient transportation services for cross-border trading enterprises.

On April 18, 2025, the Company’s board of directors adopted the New Century Logistics (BVI) Limited 2025 Equity Incentive Plan (the “2025 Plan”), pursuant to which an aggregate of 4,100,000 ordinary shares of the Company, no par value, were reserved for issuance. In connection with the adoption of the 2025 Plan, the Company filed a registration statement on Form S-8 with the U.S. Securities and Exchange Commission to register the 4,100,000 ordinary shares issuable under the 2025 Plan.

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

B. Memorandum and Articles of Association

We were incorporated as a BVI business company under the laws of the BVI on April 24, 2019. At incorporation, we were authorized to issue a maximum of 50,000 shares consisting of 50,000 Ordinary Shares with no par value per share. By the adoption of an amended memorandum of association dated April 11, 2023, the Company’s authorized share capital was increased to 2,000,000,000 Ordinary Shares. Following a further amendment of the memorandum of association dated June 19, 2023, we were authorized to issue a maximum of 100,000,000 shares consisting of either Ordinary Shares or preferred shares with no par value per share. As of the date of this Annual Report, the Board of Directors of the Company approved a 1-for-8 reverse stock split on October 3, 2025. In connection with the reverse stock split, the Company filed an Amended and Restated Memorandum of Association, with the Registry of Corporate Affairs of the British Virgin Islands on October 9, 2025 to reduce the authorized number of shares of the Company’s common stock from 100,000,000 shares to 12,500,000 shares, the reduction at the same ratio as its reduction in the issued and outstanding shares of common stock, with no par value. As the Ordinary Shares are of no par value, the post-split shares are of the same denomination.

As of the date of this Annual Report, there were 3,200,000 Ordinary Shares and no preferred shares issued and outstanding.

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

Passive Foreign Investment Company (“PFIC”)

Hong Kong Profits Taxation

Our indirectly held subsidiaries, NCEW (HK) and Win-Tec, are Hong Kong entities subject to the two-tier profit tax rates system according to Hong Kong tax rules and regulations.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures Evaluation

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2025. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of September 30, 2025, were not effective.

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

To address the identified material weakness stemming from the audit of our combined and consolidated financial statements for the year ended September 30, 2025, we intend to implement various measures, including the hiring of additional accounting personnel to enhance the financial reporting function and the establishment of a financial and system control framework. We also intend to initiate regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel. Moreover, we are in the process of developing and implementing a set of policies and procedures for period-end financial reporting. However, we cannot provide assurance that these measures will be entirely effective in remediating the material weakness in a timely manner or at all.

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

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ho Kwan Wong is the audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of business conduct and ethics, a code that applies to members of the board of directors including its chairman and other senior officers, including the chief executive officer, the chief financial officer and the chief operations officer. See Exhibit 11.1 to this Annual Report for the Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by ZH CPA, LLC and AOGB CPA Limited for the periods indicated:

	September 30, 2025	September 30, 2024
	USD	USD
Audit Fees	$168,000	195,000
Audit Related Fees	-	30,000
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$168,000	225,000

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

All fees for services rendered for the year-ended September 30, 2024 were to ZH CPA, LLC, the former independent registered public accounting firm of the Company, the fees for services rendered for the year-ended September 30, 2024 were to AOGB CPA Limited, the current independent registered public accounting firm of the Company.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our current report on Form 6-K (File No. 000- 42415) filed with the Securities and Exchange Commission) on November 7, 2025

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission)

2.2*	Description of Securities

4.1	Underwriting Agreement dated December 17, 2024 (incorporated by reference to Exhibit 1.1 of our Form 6-K filed with the Securities and Exchange Commission on December 19, 2024)

8.1*	List of Subsidiaries of the Company

10.1	Loan and Sale Purchase Agreement, dated December 22, 2022, as between NCL Logistics and AISE (incorporated by reference to Exhibit 10.3) of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission

10.2	Licensing Agreement, dated March 6, 2023, as between NCL (HK) and Well King Transportation Limited (incorporated by reference to Exhibit 10.4) of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission)

10.3	Loan Agreement with Bank of Communications (Hong Kong) Limited, dated January 18, 2018 (incorporated by reference to Exhibit 10.5) of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission

10.4	Loan Agreement with Bank of Communications (Hong Kong) Limited, dated March 18, 2019 (incorporated by reference to Exhibit 10.6) of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission

10.5	Loan Agreement with Bank of Communications (Hong Kong) Limited, dated April 9, 2020 (incorporated by reference to Exhibit 10.7) of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission

10.6	Loan Agreement with Bank of Communications (Hong Kong) Limited, dated June 3, 2020 (incorporated by reference to Exhibit 10.8) of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission

10.7*	Tenancy Agreement, dated September 5, 2024, as between True Concept Development Limited and New Century Logistics Company Limited

10.8	Amendment, dated November 27, 2024 to Loan and Sale Purchase Agreement, dated December 22, 2022, between NCL Logistics and AISE (incorporated by reference to Exhibit 10.9 in our Post-Effective Amendment No.1 to our Registration on Form F-1 (Registration No. 333-274115) filed with the Securities and Exchange Commission on November 27, 2024).

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission)

11.2*	Insider Trading Policy of the Company

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1*	Clawback Policy of the Company

101	Inline XBRL Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F
**	Furnished with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

New Century Logistics (BVI) Limited

By:	/s/ Ngan Ching Shun
Name:	Ngan Ching Shun
Title:	Chief Executive Officer

Date: February 15, 2026

NEW CENTURY LOGISTICS (BVI) LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of New Century Logistics (BVI) Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of New Century Logistics (BVI) Limited and its subsidiaries (the “Company”) as of September 30, 2025 and 2024, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three-year period ended September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ AOGB CPA Limited

Hong Kong, Hong Kong
February 15, 2026

We have served as the Company’s auditor since 2025.

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

NEW CENTURY LOGISTICS (BVI) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2024	2025
	US$	US$
Assets
Current assets:
Cash and cash equivalents	659,320	645,912
Restricted cash	-	320,513
Accounts receivable, net	13,237,577	11,765,180
Due from related parties	783,206	-
Deferred listing cost	1,928,701	-
Deposits, prepayment and other receivables	473,897	460,363
Total current assets	17,082,701	13,191,968

Non-current assets:
Property, plant and equipment, net	33,322	51,428
Right-of-use assets - operating leases, net	1,009,259	458,640
Right-of-use assets - finance lease, net	154,953	120,914
Deposits	-	512,821
Deferred tax assets	172,617	193,208
Total non-current assets	1,370,151	1,337,011

TOTAL ASSETS	18,452,852	14,528,979

Liabilities
Current liabilities:
Bank overdraft	591,207	717,306
Bank loans – current	897,435	1,923,075
Accounts payable	6,546,974	5,278,790
Accruals and other current liabilities	165,577	375,001
Operating lease liabilities – current	594,589	215,575
Finance lease liabilities – current	34,731	36,592
Loan payable – related party	2,430,691	-
Income tax payables	462,563	433,915
Total current liabilities	11,723,767	8,980,254

Non-current liabilities
Operating lease liabilities – non-current	394,392	223,182
Finance lease liabilities – non-current	125,721	93,064
Total non-current liabilities	520,113	316,246

TOTAL LIABILITIES	12,243,880	9,296,500

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares, no par value, 12,500,000 shares authorized; and 2,500,000 and 3,200,000 shares issued and outstanding at September 30, 2024 and 2025, respectively*	-	-
Additional paid-in capital	153,647	9,907,876
Retained earnings (accumulated loss)	6,055,325	(4,618,233)
New Century Logistics (BVI) Limited Total Shareholders’ Equity	6,208,972	5,289,643
Non-controlling interest	-	(57,164)
Total shareholders’ equity	6,208,972	5,232,479
TOTAL LIABILITIES AND EQUITY	18,452,852	14,528,979

*	Retroactively restated for effect of 1-for-8 reverse stock splits on November 14, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

NEW CENTURY LOGISTICS (BVI) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the years ended September 30,
	2023	2024	2025
	US$	US$	US$

Revenues	36,074,004	52,176,109	44,083,731
Cost of revenues	(32,590,022)	(47,932,230)	(43,921,081)
Gross profit	3,483,982	4,243,879	162,650

Operating expenses:
General and administrative expenses	(2,961,483)	(3,773,606)	(11,001,406)
Total operating expenses	(2,961,483)	(3,773,606)	(11,001,406)

Income (loss) from operations	522,499	470,273	(10,838,756)

Other (expense) income:
Other income	66,617	22,592	145,706
Interest expense, net	(88,730)	(98,026)	(58,263)
Total other (expenses) income, net	(22,113)	(75,434)	87,443

Income (loss) before income tax	500,386	394,839	(10,751,313)
Income tax (expenses) credit	(45,971)	(174,196)	20,591
Net income (loss) and comprehensive income (loss)	454,415	220,643	(10,730,722)

Net loss attributable to non-controlling interests	-	-	(57,164)
Net income (loss) attributable to New Century Logistics (BVI) Limited’s shareholders	454,415	220,643	(10,673,558)

Net income (loss) per share attributable to ordinary shareholders
Basic and diluted	0.18	0.09	(3.71)

Weighted average number of ordinary shares used in computing net income (loss) per share*	2,500,000	2,500,000	2,880,514

*	Retroactively restated for effect of 1-for-8 reverse stock splits on November 14, 2025 and 2,000-for-1 forward split on April 11, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

NEW CENTURY LOGISTICS (BVI) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	New Century Logistics (BVI) Limited Shareholders’ Equity
	Ordinary shares
	Number of	Amount	Additional paid-in capital	Retained earnings	Total New Century Logistics (BVI) Limited Shareholders’ Equity	Non- controlling interest	Total
	Shares*	US$	US$	US$	US$	US$	US$
Balance as of October 1, 2022	2,500,000	-	153,647	11,373,857	11,527,504	-	11,527,504
Dividend declared	-	-	-	(5,993,590)	(5,993,590)	-	(5,993,590)
Net income and comprehensive income	-	-	-	454,415	454,415	-	454,415
Balance as of September 30, 2023	2,500,000	-	153,647	5,834,682	5,988,329	-	5,988,329
Net income and comprehensive income	-	-		220,643	220,643	-	220,643
Balance as of September 30, 2024	2,500,000	-	153,647	6,055,325	6,208,972	-	6,208,972
Proceeds from initial public offering	187,500	-	3,399,229	-	3,399,229	-	3,399,229
Issuance of shares under 2025 Equity Incentive Plan	512,500	-	-	-	-	-	-
Share-based compensation expense	-	-	6,355,000	-	6,355,000	-	6,355,000
Net loss and comprehensive loss	-	-	-	(10,673,558)	(10,673,558)	(57,164)	(10,730,722)
Balance as of September 30, 2025	3,200,000	-	9,907,876	(4,618,233)	5,289,643	(57,164)	5,232,479

*	Retroactively restated for effect of 1-for-8 reverse stock splits on November 14, 2025 and 2,000-for-1 forward split on April 11, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

NEW CENTURY LOGISTICS (BVI) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended September 30,
	2023	2024	2025
	US$	US$	US$

Net income (loss)	454,415	220,643	(10,730,722)
Adjustment to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation of property, plant and equipment	187,259	179,103	36,381
Depreciation of right-of-use assets – finance lease	41,112	38,116	34,039
Operating lease expenses	1,109,009	1,165,859	633,801
Gain of early termination of finance lease	-	(12,832)	-
Deferred tax expenses	(1,904)	(54,206)	(20,591)
(Reversal) provision of current expected credit loss of accounts receivables	(176,170)	243,229	164,498
Share-based compensation expenses	-	-	6,355,000
Change of deferred offering cost	-	273,135	511,834
Change in operating assets and liabilities:
Accounts receivable, net	(626,948)	(2,019,612)	1,307,899
Contract assets	61,280	-	-
Deposits, prepayment and other receivables	71,921	(145,688)	13,534
Account payables	(569,287)	2,626,443	(1,268,184)
Lease liabilities – operating lease	(1,112,698)	(1,169,138)	(633,404)
Accruals and other current liabilities	(9,915)	(177)	209,425
Income taxes payable	(1,915,170)	89,657	(28,651)
Cash (used in) provided by operating activities	(2,487,096)	1,434,532	(3,415,141)

Investing activities
Purchase of property, plant and equipment	-	-	(54,487)
(Payment) collection of loan receivable	(218,109)	218,109	-
Cash (used in) provided by investing activities	(218,109)	218,109	(54,487)

Financing activities
Principal payment of finance lease liabilities	(40,235)	(33,002)	(30,796)
Advances to shareholder and director	(1,550,282)	(813,381)	-
Repayment from directors	1,340,041	-	270,386
Proceeds from related party	935,107	895,584	-
Repayment of loan from related party	-	-	(2,430,691)
Net proceeds from initial public offering	-	-	4,983,761
Payment of offering costs	(896,708)	(605,512)	(167,666)
Proceeds from bank overdraft	14,178,849	27,068,182	126,099
Repayment of bank overdraft	(13,243,931)	(27,411,893)	-
Proceeds from bank loan	-	897,436	1,923,075
Repayment of bank loan	(220,459)	(1,282,051)	(897,435)
Cash provided by (used in) financing activities	502,382	(1,284,637)	3,776,733

Net change in cash and cash equivalents, and restricted cash	(2,202,823)	368,004	307,105
Cash and cash equivalents, and restricted cash as of the beginning of the year	2,494,139	291,316	659,320
Cash and cash equivalents, and restricted cash as of the end of the year	291,316	659,320	966,425

Supplementary Cash Flows Information
Cash paid for interest	(77,274)	(98,026)	(58,263)
Cash paid for income tax	(1,963,045)	(138,745)	(28,648)

Supplemental Schedule of Non-Cash Investing and Financing Activities
Refundable deposit for acquisition of a subsidiary settled through amounts due from related parties	-	-	512,821
Dividend declared offset against due from shareholder and director	5,993,590	-	-
Deferred offering costs within accruals and other current liabilities	600,000	99,615	-
Right-of-use assets obtained in exchange for new operating lease liabilities	49,442	603,434	648,813
Right-of-use assets obtained in exchange for new finance lease liabilities	-	172,170	-

The accompanying notes are an integral part of these consolidated financial statements.

NEW CENTURY LOGISTICS (BVI) LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

New Century Logistics (BVI) Limited was incorporated in the British Virgin Islands (“BVI”). The Company conducts its primary operations of provision of freight forwarding and ancillary logistics services in Hong Kong through its principal subsidiaries that are incorporated and domiciled in Hong Kong.

Initial Public Offering

On December 18, 2024, the Company was listed following the completion of the share offering. The Company began trading under the ticker symbol “NCEW” on this date. On December 19, 2024, the Company closed its initial public offering to 1,500,000 Class A Ordinary Shares. The Offering was conducted on a firm commitment basis, with no over-allotment exercised by the Underwriters as of December 19, 2024. After deducting certain underwriting expenses, the Company received net proceeds of US$4,983,761.

Details of the Company and its subsidiaries (the “Company”) are set out in the table as follows:

	Date of	Percentage of effective ownership		Place of
Name	incorporation	2024	2025	incorporation	Principal activities
New Century Logistics (BVI) Limited	April 24, 2019	Parent	Parent	BVI	Investment holdings

Top Wise International Limited	January 3, 2025	N/A	100% (Direct)	Hong Kong	Inactive

New Century Logistics Company Limited	July 31, 2002	100% (Direct)	100% (Direct)	Hong Kong	Provision of freight forwarding and ancillary logistics services

NCL USA Development Company Limited	January 22, 2025	N/A	100% (Direct)	USA	Inactive

NCEW Investment Consultancy Limited (formerly known as GLF Cargo Services Limited)	August 15, 2016	100% (Indirect)	100% (Indirect)	Hong Kong	Provision of consultancy services

Win-Tec Transportation Company Limited	June 28, 2005	100% (Indirect)	100% (Indirect)	Hong Kong	Provision of warehousing and distribution, X-ray, gate charge and palletization services

Sky Prime Films Production Limited	June 8, 2016	N/A	100% (Indirect)	Hong Kong	Dormant

Easy Affinity Credit Limited	December 21, 2015	N/A	100% (Indirect)	Hong Kong	Inactive

NCEW PayConnect Limited	June 19, 2025	N/A	51% (Indirect)	Hong Kong	Inactive

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements and related disclosures in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant accounting estimates include, but not limited to revenue recognition, allowance for expected credit loss, useful lives of property, plant and equipment, valuation allowance for deferred tax assets and incremental borrowing rate for leases. The Company evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

The exchanges rates used for translation from HKD to US$ was HKD7.8000 to US$1, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, statement of income (loss) and comprehensive income (loss) items and cash flow items for 2023, 2024 and 2025.

	For the year ended September 30,
	2023	2024	2025
Year-end HKD/US$ exchange rate	7.8000	7.8000	7.8000
Year average HKD/US$ exchange rate	7.8000	7.8000	7.8000

Cash and Cash Equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains all bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to HKD800,000 (equivalent to approximately per depositor per Scheme member, including both principal and interest.

The cash and cash equivalents by geographic location is presented as below:

	As of September 30,
	2024	2025
	US$	US$
BVI	-	409,060
Hong Kong	659,320	557,365

	659,320	996,425

Restricted Cash

Restricted cash represents mainly deposits held in a designated bank account as a pledge collateral for a bank loan.

Accounts Receivable, net

Accounts receivable represents an unconditional right to consideration arising from our performance under contracts with customers. The Company grant credit to customers, without collateral, under normal payment terms (typically within 90 days after invoicing). Generally, invoicing occurs within 30 days after the related works are performed. The carrying value of such receivable, net of allowance of expected credit loss, represents its estimated realizable value. The Company expects to collect the outstanding balance of current accounts receivable, net within the next 12 months. The Company use loss-rate methods to estimate allowance for credit loss.

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

Bank loans and overdraft

Bank loans and overdraft are initially recognized at fair value, net of transaction costs incurred. Bank loans and overdraft are subsequently measured at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in consolidated statements of income (loss) and comprehensive income (loss) over the period using the effective interest method. Bank loans and overdraft are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

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

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts, accounts and other receivable, refundable deposits, due from related parties, accounts payables, accruals and other current liabilities, loan payable – related party, and bank loans and overdraft. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates. The carrying amount of the bank loan and overdraft approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The Company carries financial instruments at amortized cost which appropriates fair value.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2025 and 2024.

Property, Plant and Equipment, net

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

Upon retirement or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed any resulting gain or loss is recognized in consolidated statements of income (loss) and comprehensive income (loss). The cost of maintenance and repairs is charged to expenses as incurred.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized for the years ended September 30, 2023, 2024 and 2025.

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

Finance leases

Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. Lease cost for finance leases where the Company is the lessee includes the amortization of the ROU asset, which is amortized on a straight-line basis and recorded to “Depreciation of right-of-use assets -finance lease” and interest expense on the finance lease liability, which is calculated using the interest method and recorded to “Interest expense”. Finance lease ROU assets are amortized over the shorter of their estimated useful lives or the terms of the respective leases. If the Company is reasonably certain to exercise the option to purchase the underlying asset at the end of lease term, the finance lease ROU assets are amortized to the end of useful life of the assets on a straight-line basis.

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

The Company applies the practical expedient in Topic 606 that permits the Company to not disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied as of the end of the period as the Company’s contracts have an expected length of one year or less. The Company also applies the practical expedient in Topic 606 that permits the recognition of incremental costs of obtaining contracts as an expense when incurred if the amortization period of such costs is one year or less. These costs are included in cost of sales. The Company uses independent contractors and third-party carriers in the performance of its transportation services. The Company evaluates who controls the transportation services to determine whether its performance obligation is to transfer services to the customer or to arrange for services to be provided by another party. The Company determined it acts as the principal for its transportation services performance obligation since it is in control of establishing the prices for the specified services, managing all aspects of the shipments process and assuming the risk of loss for delivery and collection. Such transportation services revenue is presented on a gross basis in the consolidated statement of income (loss) and comprehensive income (loss).

Cost of sales

Cost of sales consists primarily of cargo space charged by airlines, shipping liners or other freight forwarders and ancillary logistics services fee including costs of security, local handling and x-ray screening, lease expense of warehouse, labor cost and other warehouse services.

General and Administrative Expenses

General and administrative expenses include management and salaries and employee benefits of office staffs, depreciation for office facility and office equipment, travel and entertainment, legal and accounting, consulting fees, rental expenses, current expected credit loss and other office expenses.

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

The Company believes there were no uncertain tax positions at September 30, 2024 and 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Share-based compensation expense

Share-based payments made to non-employees, including fully vested and non-forfeiture shares, are recognized as compensation expenses when the shares are granted.

Comprehensive Income

Other comprehensive income is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit. No accumulated other comprehensive income was recognized during the years ended September 30, 2023, 2024 and 2025.

Net income (loss) per share

Net income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted net income (loss) per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease and finance lease commitments, debt obligations, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, uses net income (loss) and operating income (loss) as measures of profit or loss on a consolidated basis when making decisions, allocating resources and assessing the performance. The Company has determined that it has a single operating segment for purposes of allocating resources and evaluating financial performance; accordingly. The Company’s key financial metrics used by the CODM help make key operating decisions, include significant acquisitions and allocation of budget between cost of revenues, general and administrative expenses. Information regarding the Company’s net income (loss) and operating income (loss) is disclosed in the Consolidated Statements Income (Loss) and Comprehensive Income (Loss). Segment expenses and other items are reviewed by the CODM on the same basis as presented in the Statements Income (Loss) and Comprehensive Income (Loss). The CODM does not separately evaluate performance or allocate resources based on segment assets. As a result asset information by segment is not presented.

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

Credit Risk

The carrying amounts of bank balances, restricted cash, accounts receivables, due from related parties, deposits and other receivables included in the consolidated balance sheet represent the Company’s maximum exposure to credit risk in relation to the Company’s financial assets.

Refer to Note 3 - “CONCENTRATION OF REVENUES AND COST OF GOODS SOLD” for the concentrations of credit risk on accounts receivable.

It has policies in place to ensure that sales are made to customers with an appropriate credit history.

The credit risk on bank balances and restricted cash is limited because the counterparties are banks with high credit-rating assigned by international credit-rating agencies.

The Company considers whether there has been a significant increase in credit risk of financial assets on an ongoing basis throughout each reporting period by comparing the risk of a default occurring as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forward-looking information.

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

For the years ended September 30, 2023, 2024 and 2025, government grants in the amounts of US$ US$21,641, Nil and Nil were recognized as other income in the consolidated statements of income (loss) and comprehensive income (loss), respectively.

Employee benefits

The Company compensates its employees through short-term employee benefits and defined contribution plans. Short-term employee benefits are recognized at the undiscounted amount of the benefits expected to be paid as and when employees rendered the services. All short-term employee benefits are recognized as an expense. A liability is recognized for benefits accruing to employees (such as wages and salaries) after deducting any amount already paid.

Payments to defined contribution plans are recognised as an expense when employees have rendered service entitling them to the contributions. Employees of the Group located in Hong Kong participate in Mandatory Provident Fund Scheme as required by Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are required by both the Group and its employees at a rate of 5% on the employees’ relevant salary income, subject to a cap of monthly relevant income of HKD30,000 (equivalent to approximately US$3,846).

In June 2022, the Hong Kong government gazetted the Mandatory Provident Fund Schemes (Amendment) Ordinance 2021 (the “Amendment Ordinance”), which will eventually abolish the statutory right of an employer to reduce its long service payment payable to a Hong Kong employee by drawing on its mandatory contributions to the MPF scheme. The abolition will officially take effect on the Transition Date (i.e. May 1, 2025). Separately, the Hong Kong government is also expected to introduce a subsidy scheme to assist employers for a period of 25 years after the Transition Date on the LSP payable by employers up to a certain amount per employee per year.

Among other things, once the abolition of the offsetting mechanism takes effect, an employer can no longer use any of the accrued benefits derived from its mandatory MPF contributions (irrespective of the contributions made before, on or after the Transition Date) to reduce the long service payment in respect of an employee’s service from the Transition Date. However, where an employee’s employment commenced before the Transition Date, the employer can continue to use the above accrued benefits to reduce the long service payment in respect of the employee’s service up to that date; in addition, the long service payment in respect of the service before the Transition Date will be calculated based on the employee’s monthly salary immediately before the Transition Date and the years of service up to that date.

The Company has assessed that the Amendment Ordinance has no material impact on the Company’s LSP liability with respect to employees in Hong Kong.

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jump start Our Business Start-ups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting: Improvements to Reportable Segment Disclosures,” which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Group’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted this ASU from October 1, 2024, which did not have a material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In November 2024, the FASB issued ASU 2024-03, “Reporting Comprehensive Income — Expense Disaggregation Disclosures”, which focuses on improving the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s balance sheets, statements of operations and comprehensive loss and statements of cash flows.

3. CONCENTRATION OF REVENUES AND COST OF GOODS SOLD

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue.

	For the years ended September 30,
	2023		2024		2025
	US$		US$		US$
Customer A	3,891,050	10.79%	N/A*		N/A*
Customer B	N/A*		13,805,046	26.46%	5,124,930	11.63%
Customer C	N/A*		N/A*		5,667,971	12.86%

* The corresponding revenue did not contributed over 10% of the total revenue of the Company.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total gross accounts receivable

	As of September 30,
	2024		2025
	US$		US$
Customer A	N/A*		5,229,042	42.46%
Customer B	7,138,207	52.39%	N/A*

* The corresponding revenue did not contributed over 10% of the total gross accounts receivable of the Company.

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s total cost of services:

	For the years ended September 30,
	2023		2024		2025
	US$		US$		US$
Supplier A	8,624,555	26.46%	8,770,498	18.30%	9,061,542	20.63%
Supplier B	3,813,095	11.70%	N/A *		7,866,050	17.91%

* The corresponding revenue did not contributed over 10% of the total cost of services of the Company.

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s accounts payable

	As of September 30,
	2024		2025
	US$		US$
Supplier A	1,590,977	24.30%	920,762	17.44%
Supplier B	876,488	13.39%	585,796	11.10%

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of September 30,
	2024	2025
	US$	US$
Accounts receivable	13,624,294	12,316,395
Less: allowance for credit loss	(386,717)	(551,215)

Accounts receivable, net	13,237,577	11,765,180

The movements in the allowance for credit loss for the years ended September 30, 2023, 2024 and 2025 were as follows:

	As of September 30,
	2024	2025
	US$	US$
Balance at beginning of the year	197,928	386,717
Written off	(54,440)	-
Additions	243,229	164,498

Balance at end of the year	386,717	551,215

The reversal of allowance for credit loss was US$171,090 and no allowance for credit loss was written off for the year ended September 30, 2023.

5. DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

Deposits, prepayments and other receivables mainly consist of prepayments, office rental deposits, utility deposits, air freight and cargo deposits, and refundable deposits paid for acquisition of a subsidiary:

	As of September 30,
	2024	2025
	US$	US$
Deposits paid under operating activities	304,324	180,708
Refundable deposits paid for acquisition of a subsidiary (note)	-	512,821
Prepayment	87,488	279,655
Other receivables	82,085	-
	473,897	973,184

Note:	Amount represents a refundable deposit amounting to US$512,821 paid to the sole shareholder of Asiatic Logistics Limited (“Asiatic”), in connection with its potential acquisition of 51% of its issued and outstanding shares of Asiatic. The Company settled the deposit through amounts due from related parties. As of the date of these consolidated financial statements issued, the acquisition of Asiatic has not yet been completed. The amount is classified as non-current due to its capital nature.

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

The Company’s lease agreements do not contain any material guarantees or restrictive covenants. The Company does not have any sublease activities. Short-term leases, defined as leases with initial term of 12 months or less, are not reflected in the Consolidated Balance Sheets.

Renewal and new lease agreements

On May 2, 2023, the Company entered into a 2-year lease agreement for lease extension commencing on July 1, 2023. The lease extension is for the car parking space where the Company is currently located in Kwun Tong, Hong Kong. The term of the new lease expires on June 30, 2025 and requires monthly lease payments of approximately $1,308. The term of the new lease expires on June 30, 2027 and requires monthly lease payments of approximately $1,346.

On July 24, 2023, the Company entered into a 21 months lease agreement for lease extension commencing on October 1, 2023. The lease extension is for the car parking space where the Company is currently located in Kwun Tong, Hong Kong. The term of the new lease expires on June 30, 2025 and requires monthly lease payments of approximately $436. The term of the new lease expires on June 30, 2027 and requires monthly lease payments of approximately $449.

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

On September 1, 2024, the Company entered into a 3-year lease agreement for lease commencing on September 1, 2024. The lease is for the car parking space where the Company is currently located in Kwun Tong, Hong Kong. The term of the lease expires on August 31, 2027 and requires monthly lease payments of approximately $436.

On September 19, 2024, the Company entered into a 35 months lease agreement for lease commencing on October 1, 2024. The lease is for the car parking space where the Company is currently located in Kwun Tong, Hong Kong. The term of the lease expires on August 31, 2027 and requires monthly lease payments of approximately $436.

On September 1, 2024, the Company entered into a 35 months lease agreement for lease commencing on October 1, 2024. The lease is for the car parking space where the Company is currently located in Kwun Tong, Hong Kong. The term of the lease expires on August 31, 2027 and requires monthly lease payments of approximately $436.

On March 1, 2025, the Company entered into a 1-year lease agreement for lease commencing on March 1, 2024. The lease is for the warehouse space which is currently located in Yuen Long, Hong Kong. The term of the lease expires on February 28, 2026 and requires monthly lease payments of approximately $81,600.

The components of lease expenses are as follows:

	For the years ended September 30,
	2023	2024	2025
	US$	US$	US$
Operating lease expense	1,218,482	1,219,454	1,238,424
Finance lease expense:
Amortization of right-of-use assets	41,112	38,116	34,039
Interest of lease liabilities	6,721	7,536	8,454
Total finance lease expense	47,833	45,652	42,493

During the year ended September 30, 2025 the operating lease expense included US$571,357 related to short-term lease.

The components of finance lease are as follows:

	For the years ended September 30,
	2023	2024	2025
	US$	US$	US$
Finance lease
Right-of-use assets, costs	205,523	172,170	172,170
Accumulated amortization	(106,194)	(17,217)	(51,256)
Right-of-use assets, net	99,329	154,953	120,914

The components of operating lease are as follows:

	For the years ended September 30,
	2023	2024	2025
	US$	US$	US$
Operating lease
Right-of-use assets, costs	4,757,334	5,360,768	735,989
Accumulated amortization	(3,185,650)	(4,351,509)	(277,349)
Right-of-use assets, net	1,571,684	1,009,259	458,640

Other information about the Company’s leases is as follows:

	As of September 30,
	2023	2024	2025
	US$	US$	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	1,221,116	1,222,565	1,238,424
Operating cash flows used in finance leases	6,721	7,526	8,454
Financing cash flows used in finance leases	40,235	33,002	30,796
Right-of-use assets obtained in exchange for new operating lease liabilities	49,442	603,434	648,813
Right-of-use assets obtained in exchange for new finance lease liabilities	-	172,170	-
Weighted-average remaining lease term - operating	1.37 years	1.87 years	1.80 years
Weighted-average remaining lease term-finance	2.42 years	4.50 years	3.50 years
Weighted average discount rate-operating	5.13%	5.50%	5.74%
Weighted average discount rate-finance	5.13%	5.88%	5.88%

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of September 30, 2025:

	Operating leases	Finance leases	Total
	US$	US$	US$

Year ending September 30,
2026	233,876	43,150	277,026
2027	228,978	43,150	272,128
2028	-	43,150	43,150
2029	-	19,915	19,915
Total undiscounted lease payments	462,854	149,365	612,219
Less: imputed interest	(24,097)	(19,709)	(43,806)
Lease liabilities recognized in the Consolidated Balance Sheet	438,757	129,656	568,413
Less: lease liabilities – current portion	(215,575)	(36,592)	(252,167)
Lease liabilities – non-current portion	223,182	93,064	316,246

7. PROPERTY, PLANT AND EQUIPMENT, NET

	As of September 30,
	2024	2025
	US$	US$
Leasehold improvement	801,158	855,645
Plant and machinery	5,115	5,115
Office equipment	179,144	179,144
Furniture & fixtures	94,083	94,083
Motor vehicle	273,242	148,718

Property, plant and equipment	1,352,742	1,282,705
Less: accumulated depreciation	(1,319,420)	(1,231,277)

Property, plant and equipment, net	33,322	51,428

During the year ended September 30, 2025, additions to leasehold improvements amounted to US$54,487.

Depreciation expenses recognized for the year ended September 30, 2023, 2024 and 2025 were US$187,259, US$179,103 and US$36,381 respectively.

8. BANK OVERDRAFT

The Company has the use of a bank overdraft facility during the year ended September 30, 2025. The bank overdraft limit is $1,153,846 (HK$9,000,000), and interest is charged at Hong Kong Interbank Offered Rate (“HIBOR”) or Best Lending Rate (“BLR”) per annum whichever is higher.

As of September 30, 2024 and 2025, the outstanding balances under the facility were US$591,207 and US$717,306 respectively. During the years ended September 30, 2023, 2024 and 2025, interest expense related to the bank overdraft was US$11,778, US$25,237 and US$20,460 respectively.

9. BANK LOANS

The bank loans consisted of the following at September 30, 2025:

Bank Name	Type	Principal Amount	Outstanding Amount	Outstanding Amount	Drawdown Date	Interest
		HKD	HKD	USD
Bank of Comm	Revolving loan	7,000,000	7,000,000	897,435	Apr 2, 2025	BLR-0.75%
Bank of Comm	Revolving loan	3,000,000	3,000,000	384,615	Apr 29, 2025	BLR-0.75%
Orix Asia Limited	Non-Revolving	5,000,000	5,000,000	641,025	Jul 17, 2025	One month HIBOR +2.45%
			15,000,000	1,923,075

The expiration date of the facilities of HKD 7,000,000 is March 27, 2026. This is a revolving facility that was re-borrow during the current year upon repayment of the previous outstanding balance. The expiration date of the facilities of HKD3,000,000 is April 28, 2027. The expiration date of the facilities of HKD5,000,000 is June 2, 2026.

The bank loans consisted of the following at September 30, 2024:

Bank Name	Type	Principal Amount	Outstanding Amount	Outstanding Amount	Drawdown Date	Interest
		HKD	HKD	USD
Bank of Comm	Revolving loan	7,000,000	7,000,000	897,435	2024-09-27	BLR-0.75%
			7,000,000	897,435

The expiration date of the facilities of HKD 7,000,000 is March 27, 2026.

Note: Bank of Comm = Bank of Communications (Hong Kong) Limited

As at September 30,2025, bank loan under Orix Asia Limited were secured by (i) charge over deposit at the amount of HK$ 2,500,000, approximately US$320,513 and (ii) unconditional corporate guarantee by the Company.

As at September 30, 2025 and 2024, bank loans under Bank of Comm were secured by (i) personal guarantees given by the directors – Mr. Lam Shing Kwan, Henry (“Mr. Lam”) and Mr. Ngan Ching Shun (“Mr. Ngan”) and (ii) guarantees given by The Hong Kong Mortgage Corporation Limited, HKMC Insurance Limited.

The following are the maturity dates of the above borrowings as of September 30, 2025:

Years ending September 30,	Amount US$
2026	1,538,460
2027	384,615
Total borrowings	1,923,075
Less: the current portion due to on demand within one year	(1,923,075)
Non-current portion	-

The following are the maturity dates of the above borrowings as of September 30, 2024:

Years ending September 30,	Amount US$
2025	897,435
Less: current portion	(897,435)
Non-current portion	-

During the year ended September 30, 2023, 2024 and 2025, bank loans with principal of US$220,459, US$1,282,051 and US$897,435 were fully repaid. During the years ended September 30, 2023, 2024 and 2025, interest expense related to these credit facilities was US$71,029, US$60,506 and US$29,349 respectively.

10. ACCRUALS AND OTHER CURRENT LIABILITIES

	As of September 30,
	2024	2025
	US$	US$
Accrued consulting fee	115,000	328,855
Other payables	50,577	46,146
	165,577	375,001

11. INCOME TAXES

Pursuant to the current rules and regulations, BVI currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the BVI.

The Company’s subsidiary is registered in the Nevada and is subject to the tax laws of United Sates.

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

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses:

	For the years ended September 30,
	2023	2024	2025
	US$	US$	US$
Current income tax expenses	47,875	228,402	-
Deferred income tax recovery	(1,904)	(54,206)	(20,591)
Income tax expense (credit)	45,971	174,196	(20,591)

Reconciliation between the income tax expenses computed by applying the Hong Kong profit tax rate to income before income taxes and actual provision were as follows:

	Years ended September 30,
	2023	2024	2025
	US$	US$	US$
Income (loss) before income tax	500,386	394,839	(10,751,313)
Tax expenses at the BVI statutory income tax rate	-	-	-

Tax effect of rate differences in various jurisdictions	82,564	65,149	(591,258)
Tax effect of non-deductible expenses	-	124,189	117,306
Tax effect of non-taxable income	(3,677)	(1,979)	(107)
Tax effect of temporary difference	(10,224)	8,760	6,003
Change in valuation allowance	-	-	447,465
Additional tax reduction related to two tiered profits tax regime	(22,692)	(21,923)	-

Income tax expense (credit)	45,971	174,196	(20,591)
Effective tax rate (%)	9.19%	44.12%	0.19%

The significant components of the Company’s deferred tax assets are as follows:

	As of September 30,
	2024	2025
	US$	US$
Deferred tax assets:
Allowance of expected credit loss	63,808	90,950
Property, plant and equipment	108,809	102,258
Tax loss	-	447,465
Less: valuation allowances	-	(447,465)
Deferred tax asset, net	172,617	193,208

As of September 30, 2024, the Company had no unrecognized tax benefit.

12. SHAREHOLDERS’ EQUITY

Ordinary shares

We were incorporated as a BVI business company under the laws of the BVI on April 24, 2019. At incorporation, we were authorized to issue a maximum of 50,000 shares consisting of 50,000 ordinary shares with no par value per share. By the adoption of an amended memorandum of association dated April 11, 2023, the Company’s authorized share capital was increased to 2,000,000,000 ordinary shares, following a further amendment of the memorandum of association dated June 19, 2023 the total authorized share capital of the Company was reduced to 100,000,000. As of September 30, 2024, we are authorized to issue a maximum of 12,500,000 (note) shares consisting of either ordinary shares or preferred shares with no par value per share.

As of September 30, 2024, there are 2,500,000 (note) ordinary shares issued and outstanding.

On April 18, 2025, the Company’s board of directors adopted the New Century Logistics (BVI) Limited 2025 Equity Incentive Plan (the “2025 Plan”), pursuant to which an aggregate of 512,500 (note) ordinary shares of the Company, no par value, were reserved for issuance. In connection with the adoption of the 2025 Plan, the Company filed a registration statement on Form S-8 with the U.S. Securities and Exchange Commission to register the 4,100,000 ordinary shares issuable under the 2025 Plan.

As of September 30, 2025, there are 3,200,000 (note) ordinary shares issued and outstanding.

Note: Retroactively restated for effect of 1-for-8 reverse stock splits on November 14, 2025.

Forward shares split

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

Initial public offering

On December 18, 2024, the Company was listed on Nasdaq Capital Market following the completion of this share offering. The Company began trading under the ticker symbol “NCEW” on this date. On December 19, 2024, the Company closed its initial public offering to 1,500,000 Class A Ordinary Shares. The Offering was conducted on a firm commitment basis, with no over-allotment exercised by the Underwriters as of December 19, 2024. After deducting certain underwriting expenses, the Company received net proceeds of $4,983,761.

Reverse share split

On October 3, 2025, the Board of Directors of the Company approved the 1-for-8 (1:8) reverse stock split (“the reverse stock split”), the reverse stock split was further effective on November 14, 2025.

Additional paid-in capital

As of September 30, 2024 and 2025, the additional paid-in capital of the Company was US$153,547 and US$7,078,876, respectively.

13. REVENUE AND SEGMENT INFORMATION

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, uses net income (loss) and operating income (loss) as measures of profit or loss on a consolidated basis when making decisions, allocating resources and assessing the performance. The Company has determined that it has a single operating segment for purposes of allocating resources and evaluating financial performance; accordingly. The Company’s key financial metrics used by the CODM help make key operating decisions, include significant acquisitions and allocation of budget between cost of revenues, general and administrative expenses. Information regarding the Company’s net income (loss) and operating income (loss) is disclosed in the Consolidated Statements Income (Loss) and Comprehensive Income (Loss). Segment expenses and other items are reviewed by the CODM on the same basis as presented in the Statements Income (Loss) and Comprehensive Income (Loss). The CODM does not separately evaluate performance or allocate resources based on segment assets. As a result asset information by segment is not presented.

Based on the management’s assessment, the Company determined that it has only one operating segment which is the provision of forwarding services and therefore one reportable segment as defined by ASC 280. During the years ended September 30, 2025 and 2024, 100% of the Company’s long-lived assets were located in Hong Kong. For the years ended September 30, 2025 and 2024, revenue and assets within Hong Kong contributed substantial revenue and assets of the Company. The single segment represents the Company’s core business of providing (i) air freight forwarding services; (ii) ocean freight forwarding services; and (iii) other services to its customers in Hong Kong. Our other services include warehousing and distribution, X-ray, gate charge and palletization.

The following table presents revenue by major revenue type for the years ended September 30, 2023, 2024 and 2025, respectively:

	For the years ended September 30,
	2023	2024	2025
	US$	US$	US$
Air freight forwarding services	33,236,407	48,010,322	41,934,661
Ocean freight forwarding services	378,039	898,709	564,941
Other services	2,459,558	3,267,078	1,584,129

Total	36,074,004	52,176,109	44,083,731

The following table presents revenue by timing of revenue recognition for the years ended September 30, 2023, 2024 and 2025, respectively:

	For the years ended September 30,
	2023	2024	2025
	US$	US$	US$
Timing of revenue recognition
Services transferred over time	33,880,177	49,045,423	42,648,473
Services transferred at a point in time	2,193,827	3,130,686	1,435,258

Total	36,074,004	52,176,109	44,083,731

14. OTHER INCOME

	For the years ended September 30,
	2023	2024	2025
	US$	US$	US$
Government grants	21,641	-	-
Interest income	645	849	647
Exchange gain	2,465	-	-
Gain for early termination of finance lease	-	12,832	-
Consultancy income	-	-	75,000
Miscellaneous income	41,866	8,911	70,059

	66,617	22,592	145,706

15. GENERAL AND ADMINISTRATIVE EXPENSES

The following table sets forth the breakdown of our general and administrative expenses for the years ended September 30, 2023, 2024 and 2025:

	For the years ended September 30,
	2023	2024	2025
	US$	US$	US$
Professional expense	291,366	758,223	973,707
Depreciation expense	187,259	179,103	36,381
Payroll expense	2,034,346	1,870,720	2,274,883
Staff welfare	11,703	23,294	57,793
Share-based compensation expenses	-	-	6,355,000
Insurance expense	10,079	26,618	85,405
Lease expense	212,871	213,199	222,059
Utility expense	18,403	18,655	18,022
Motor expense	82,096	71,365	129,694
Office expense	92,988	91,940	91,729
Business development	60,022	107,247	397,292
(Reversal) provision of current expected credit loss of accounts receivables	(176,170)	243,229	164,498
Bank charges	8,999	22,032	18,341
Others	127,521	147,981	176,602

	2,961,483	3,773,606	11,001,406

16. DIVIDENDS

During the year ended September 30, 2023, the Company approved and declared a dividend of HK$55,000,000 (equivalent to US$7,051,282). Certain shareholders agreed to waive the right to receive the declared dividends amounted of HK$8,250,000 (equivalent to US$1,057,692), and all remaining declared dividend has been offset against due from its then shareholders immediately.

No dividend was approved and declared during the years ended September 30, 2024 and 2025.

17. RELATED PARTY BALANCE

		As of September 30,
	Relationship	2024	2025
		US$	US$
Loan payable - related party
Asia International Securities Exchange Co., Limited	Shareholder	2,430,691	-
Due from related parties
Mr. Lam	Director	440,164	-
Mr. Ngan	Executive officer	260,957	-
Ng Yi To Peter (“Mr. Ng”)*	Director	82,085	-

		783,206	-

* Mr. Ng resigned as a director of the Company on August 1,2025.

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

As of September 30, 2024, due from related parties are advances to related parties. The advances are unsecured, non-interest bearing and due on demand. The Company has not recorded any imputed interest income or expenses for the year ended September 30, 2023, 2024 and 2025. Amounts due from related parties are fully repaid in December 2024.

Collateral and Guarantee

The collateral and guarantee made by related parties to the Company as of September 30, 2025 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of September 30, 2025
			US$	US$
Guarantee by Mr. Lam and Mr. Ngan for revolving loans	Bank of Comm	On demand	897,435	897,435
Guarantee by Mr. Lam and all monies Second Legal Mortgage on a property owned by Mr. Lam for bank overdraft	Bank of Comm	On demand	1,153,846	717,306
			2,051,281	1,614,741

The expiration date of the facilities of HKD 7,000,000 is March 27, 2026.

The collateral and guarantee made by related parties to the Company as of September 30, 2024 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of September 30, 2024
			US$	US$
Guarantee by Mr. Lam for revolving loans	Bank of Comm	On demand	897,435	897,435
Guarantee by Mr. Lam and all monies Second Legal Mortgage on a property owned by Mr. Lam for bank overdraft	Bank of Comm	On demand	1,153,846	591,207
			2,051,281	1,488,642

The expiration date of the facilities of HKD 7,000,000 is March 27, 2026.

18. SHARE-BASED COMPENSATION EXPENSE

In April 2025, the Company has adopted the 2025 Equity Incentive Plan. The maximum number of ordinary shares that are available for issuance under the 2025 Plan is 512,500 (note) ordinary shares.

In April 2025, the Company has granted share awards for a total of 512,500 (note) ordinary shares at a share price of US$12.4 (note) to several non-employee consultants under 2025 Plan. The awards which contain no forfeiture provisions, were fully vested upon date of grant. The fair value of these awards was determined based on the share price at the date of grant and the Company recognized share-based compensation expenses in full amounting to US$6,355,000 in the consolidated statement of income (loss) and comprehensive income (loss) for the year ended September 30, 2025. As of September 30, 2025, number of ordinary shares that are available for issuance under the 2025 Plan is nil.

Note: Retroactively restated for effect of 1-for-8 reverse stock splits on November 14, 2025.

19. COMMITMENTS AND CONTINGENCIES

Other than the lease commitments and debt obligations as disclosed in the notes to the consolidated financial statements, the Company did not have any significant financial or capital commitments as of September 30, 2024 and 2025, and through the issuance date of these consolidated financial statements.

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2024 and 2025, and through the issuance date of these consolidated financial statements.

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

20. SUBSEQUENT EVENTS

On October 3, 2025, the Board of Directors of the Company approved the 1-for-8 reverse stock split (“the reverse stock split”), the reverse stock split was further effective on November 14, 2025. The effect of the reverse stock split was to consolidate every 8 issued and unissued shares into 1 share.

No other matter or circumstance has arisen up through February 15, 2026 that these consolidated financial statements are available to be issued, unless as disclosed above, there are not any material subsequent events that require disclosure in these consolidated financial statements.

