Form 20-F/A
period 2025-09-30
New Century Logistics (BVI) Ltd
filed 2026-06-08
CIK 1968043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

NEW CENTURY LOGISTICS (BVI) LIMITED

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Form 20-F/A”) amends the annual report on Form 20-F of New Century Logistics (BVI) Limited (the “Company,” “we” or “our”) for the fiscal year ended September 30, 2025, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on February 17, 2026 (the “Form 20-F”). This Form 20-F/A is being filed in response to the comment letter dated June 1, 2026 (the “SEC Comment Letter”) from the staff of the SEC and relates to matters discussed in the SEC Comment Letter. Item 3. Key Information, of Part I in the Form 20-F is amended by this Form 20-F/A to include the revised disclosures regarding the risks of lack of effective internal controls over financial reporting. Item 15. Controls and Procedures – Disclosure Controls of Part I in the Form 20-F is hereby amended by this Form 20-F/A to include additional disclosures covering: (i) the evaluation of disclosure controls and procedures, (ii) Management’s Annual Report on Internal Control over Financial Reporting, (iii) the Attestation Report of the Registered Public Accounting Firm, and (iv) any changes in internal control over financial reporting. Item 19. Exhibits 12.1 and 12.2, of Part III are amended by this Form 20-F/A to include the language concerning internal control over financial reporting, as revised in response to the SEC comments.

This Amendment on Form 20-F/A speaks as of the filing date of the Form 20-F on February 17, 2026. Other than as set forth herein, the Form 20-F/A does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F or reflect any events that have occurred since February 17, 2026.

INTRODUCTION

Unless otherwise indicated, all references in this Form 20-F/A to “NCEW,” “NC Logistics”, “we,” “our,” “us,” “the company” or similar terms refer to NEW CENTURY LOGISTICS (BVI) LIMITED and its consolidated subsidiaries. We publish our consolidated financial statements in US dollars.

We do not have any material operations of our own and we are a holding company with operations conducted in Hong Kong through our Hong Kong subsidiaries NCL (HK), NCEW (HK) and Win-Tec, using Hong Kong dollars, the currency of Hong Kong. NC Logistics’ reporting currency is Hong Kong dollars. This Annual Report on Form 20-F/A contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. All translations of Hong Kong dollars are calculated at the rate of US$1.00=HKD7.80. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

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

Although we base the forward-looking statements contained in this Annual Report on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks that we face, and should be considered when reading the forward-looking statements contained in this Annual Report. In addition, even if results and developments are consistent with the forward-looking statements contained in this Annual Report, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this Annual Report may prove to be inaccurate. We have included important factors in the cautionary statements included in this Annual Report on Form 20-F/A, particularly in Section 3.D of this Annual Report on Form 20-F/A titled “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

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

Upon completion of our IPO, we became a public company subject to the Sarbanes-Oxley Act of 2002. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the Company’s internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

Based on our management’s report on the Company’s internal control over financial reporting, we identified material weakness in our internal control over financial reporting associating with a lack of adequately skilled staff possessing U.S. GAAP knowledge for financial reporting purposes, thereby affecting the proper adherence to U.S. GAAP and SEC requirements.

We plan to implement various measures, including the hiring of additional accounting personnel to enhance the financial reporting function and the establishment of a financial and system control framework. We also intend to initiate regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel. Moreover, we are in the process of developing and implementing a set of policies and procedures for period-end financial reporting. However, we cannot provide assurance that these measures will be entirely effective in remediating the material weakness in a timely manner or at all.

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

Revenue decreased by approximately $8.09 million, or approximately 15.51%, to $44.08 million for the year ended September 30, 2025 from approximately $52.18 million for the year ended September 30, 2024. The decrease in revenue was mainly attributable to the reduced order from several major customers resulting from their respective business downturns during the fiscal year. This reduction in demand had an adverse impact the Company’s overall performance.

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

The above summary is qualified in its entirety by our amended and restated memorandum of association and our amended and restated articles of association filed as Exhibit 1.2 of the Exhibit Index of this Annual Report on Form 20-F/A.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures Evaluation

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2025. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of September 30, 2025, were not effective  due to the material weakness associated with a lack of adequately skilled staff possessing U.S. GAAP knowledge for financial reporting purposes, thereby affecting the proper adherence to U.S. GAAP and SEC requirements.

To address the identified material weakness stemming from the audit of our consolidated financial statements for the year ended September 30, 2025, we intend to implement various measures, including the hiring of additional accounting personnel to enhance the financial reporting function and the establishment of a financial and system control framework. We also intend to initiate regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel. Moreover, we are in the process of developing and implementing a set of policies and procedures for period-end financial reporting. However, we cannot provide assurance that these measures will be entirely effective in remediating the material weakness in a timely manner or at all.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as September 30, 2025 due to a material weakness identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F/A does not include an attestation report of our registered public accounting firm because our company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F/A that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our current report on Form 6-K (File No. 000- 42415) filed with the Securities and Exchange Commission) on November 7, 2025

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission)

2.2*	Description of Securities

4.1	Underwriting Agreement dated December 17, 2024 (incorporated by reference to Exhibit 1.1 of our Form 6-K filed with the Securities and Exchange Commission on December 19, 2024)

8.1*	List of Subsidiaries of the Company

10.1	Loan and Sale Purchase Agreement, dated December 22, 2022, as between NCL Logistics and AISE (incorporated by reference to Exhibit 10.3) of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission

10.2	Licensing Agreement, dated March 6, 2023, as between NCL (HK) and Well King Transportation Limited (incorporated by reference to Exhibit 10.4) of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission)

10.3	Loan Agreement with Bank of Communications (Hong Kong) Limited, dated January 18, 2018 (incorporated by reference to Exhibit 10.5) of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission

10.4	Loan Agreement with Bank of Communications (Hong Kong) Limited, dated March 18, 2019 (incorporated by reference to Exhibit 10.6) of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission

10.5	Loan Agreement with Bank of Communications (Hong Kong) Limited, dated April 9, 2020 (incorporated by reference to Exhibit 10.7) of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission

10.6	Loan Agreement with Bank of Communications (Hong Kong) Limited, dated June 3, 2020 (incorporated by reference to Exhibit 10.8) of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission

10.7*	Tenancy Agreement, dated September 5, 2024, as between True Concept Development Limited and New Century Logistics Company Limited

10.8	Amendment, dated November 27, 2024 to Loan and Sale Purchase Agreement, dated December 22, 2022, between NCL Logistics and AISE (incorporated by reference to Exhibit 10.9 in our Post-Effective Amendment No.1 to our Registration on Form F-1 (Registration No. 333-274115) filed with the Securities and Exchange Commission on November 27, 2024).

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333- 274115) filed with the Securities and Exchange Commission)

11.2*	Insider Trading Policy of the Company

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1*	Clawback Policy of the Company

101	Inline XBRL Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F/A
**	Furnished with this Annual Report on Form 20-F/A

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

New Century Logistics (BVI) Limited

By:	/s/ Ngan Ching Shun
Name:	Ngan Ching Shun
Title:	Chief Executive Officer

Date: June 8, 2026

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

